As filed with the Securities and Exchange Commission on January 23, 2002
                                                      Registration No. 333-73832

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               Amendment No. 1 To
                                    FORM S-2

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          LIGHTPATH TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                             86-0708398
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                           (Identification No.)

                 3819 Osuna, N.E., Albuquerque, New Mexico 87109
                                 (505) 342-1100
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                   Donna Bogue
                      Chief Financial Officer and Treasurer
                          LightPath Technologies, Inc.
                                 3819 Osuna, NE
                          Albuquerque, New Mexico 87109
                                 (505) 342-1100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                              Joseph M. Crabb, Esq.
                         Squire, Sanders & Dempsey L.L.P
                             40 North Central Avenue
                                   Suite 2700
                             Phoenix, Arizona 85004
                            Telephone: (602) 528-4000
                            Facsimile: (602) 253-8129

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                    Proposed maximum        Proposed maximum
   Title of each class of       Amount to be         offering price        aggregate offering          Amount of
securities to be registered      registered            per unit*                 price*            registration fee
-------------------------------------------------------------------------------------------------------------------
Options to purchase five
(5) shares of Class A
common stock, $0.01 par
value                         40,250 Options            $19.325                $777,831.25              $194.46
===================================================================================================================

* Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(g) under the Securities Act of 1933, as amended, based on the average of the high and low prices of a share of Class A Common Stock as reported on the Nasdaq National Market on November 16, 2001. This average price per share of $3.865 multiplied by five (5) shares per Option comprises the proposed maximum offering price per unit.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES PURSUANT TO THIS REGISTRATION STATEMENT UNTIL THIS REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              SUBJECT TO COMPLETION

                                   PROSPECTUS

                        40,250 OPTIONS TO PURCHASE SHARES
                             OF CLASS A COMMON STOCK

                          LIGHTPATH TECHNOLOGIES, INC.
                                3819 Osuna, N.E.
                          Albuquerque, New Mexico 87109
                            Telephone: (505) 342-1100


LightPath Technologies, Inc., a Delaware corporation ("LightPath" or the "Company"), is issuing up to 40,250 options (the "Options") to acquire shares of the Company's Class A common stock, $0.01 par value per share (the "Common Stock") in connection with the settlement (the "Settlement" or "Settlement Agreement") of a class action lawsuit involving the Company and the holders of shares of the Company's Class E-1, Class E-2 and Class E-3 common shares (collectively, the "Class E" stock). As part of the Settlement Agreement, the holders of the Company's Class E shares have been offered, in exchange for their settlement of the class action lawsuit, the choice of either: (i) $0.40 per Class E share, or (ii) an Option, for every one hundred (100) Class E shares held, to purchase five (5) shares of the Company's Class A Common Stock (the "Option Shares"). Alternatively, the Class E shareholders have the right to exclude themselves from the Settlement Agreement and preserve their claim. The Options are being distributed to those Class E holders who elect to receive the Options among these settlement alternatives.

Each Option entitles the holder upon exercise to acquire five (5) shares of the Company's Class A Common Stock, at an exercise price of $3.73 per share of the Company's Class A Common Stock, subject to adjustment. See "Description of the Options." The Options may be exercised at any time prior to 5:00 p.m., central time, on December 10, 2003, and shall be void thereafter. Proceeds to the Company from the exercise of the Options will be used for general corporate purposes.


All of the Options being distributed are being offered directly by LightPath, and because certain Class E holders may opt out of the Settlement Agreement, there is no assurance that all of the Options will be issued. We have agreed to bear all the expenses of registration of the Options in this Prospectus. No underwriting discounts or commissions will be paid in connection with this offering.

The Company does not intend to list the Options on any securities exchange and does not anticipate that a trading market for the Options will develop or be maintained. Our Class A Common Stock is traded in the over-the-counter market through the Nasdaq National Market system under the symbol LPTH. On November 16, 2001, the closing price of the Class A Common Stock on the Nasdaq National Market system was $4.40 per share. See "Price Range of the Company's Class A Common Stock."


PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS," AT PAGE 8.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this prospectus is _______ __, 2002.

                              AVAILABLE INFORMATION

     We file annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of its public reference facilities. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.


     Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735K Street, N.W., Washington, D.C. 20006.


     We have filed a registration statement on Form S-2 with the SEC that covers the issuance of the Options offered by this prospectus. This prospectus is a part of that registration statement, but the prospectus does not include all of the information included in the registration statement. We have also filed a registration statement on Form S-3 with the SEC that covers the resale of the common stock underlying the Options offered by this prospectus. You should refer to these registration statements for additional information about us and the Options being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.


     The SEC allows us to "incorporate by reference" to the information we file with them, which means that we can disclose important information to you in this prospectus by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should be sure to review that information in order to understand the nature of any investment by you in the common stock. We incorporate by reference the documents listed below:

     +    our annual  report on Form  10-KSB for the fiscal  year ended June 30,
          2001;
     +    our  proxy   statement   relating  to  the  2001  Annual   Meeting  of
          Shareholders;
     + our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001;
     +    our current report on Form 8-K/A filed on October 11, 2000;
     +    our current report on Form 8-K filed on January 4, 2002; and
     + the description of our Class A Common Stock included in our registration statement on Form 8-A filed on January 13, 1996.

     We will provide you with copies of any of the documents incorporated by reference, at no charge to you, however, we will not deliver copies of any exhibits to those documents unless the exhibit itself is specifically incorporated by reference. If you would like a copy of any document, please write or call us at:

                          LightPath Technologies, Inc.
                                3819 Osuna, N.E.
                          Albuquerque, New Mexico 87109
                            Attn: Investor Relations
                            Telephone: (505) 342-1100

     You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

     This prospectus does not constitute an offer of these securities in any state where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Class A Common Stock.

                           FORWARD-LOOKING STATEMENTS

     Throughout this prospectus and the other documents incorporated by reference into this prospectus we make certain "forward-looking" statements. These are statements about future events, results of operations, business plans and other matters. We use words such as "expect", "anticipate", "intend" or other similar words to identify forward-looking statements. These statements are made based on our current knowledge and understanding. However, there can be no assurances as to whether or not actual results will be consistent with these statements. In fact, actual events or results could vary dramatically from these statements as a result of among other factors:

     +    Economic conditions, domestically and internationally
     +    Technological developments
     +    Industry trends
     +    Risk factors described in this prospectus.

We have no obligation to update the forward-looking statements made in this prospectus or incorporated by reference herein.

                               PROSPECTUS SUMMARY

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE COMPANY MAY NOT SELL THESE SECURITIES PURSUANT TO THIS REGISTRATION STATEMENT UNTIL THIS REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

THE FOLLOWING SUMMARY SHOULD BE READ TOGETHER WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION IN OTHER SECTIONS OF THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS."

                                   THE COMPANY


     LightPath is a manufacturer of families of high-performance fiber-optic collimator and isolator products, GRADIUM(R) glass lenses and other optical materials to produce products that manipulate light. We operate through two operating segments; optoelectronics and fiber telecommunications ("telecom"), and traditional optics (e.g. lenses used in lasers, data storage, bar coding, medical equipment, consumer optics, etc.). We manufacture and sell the following types of telecom products: (i) collimators, (ii) isolators and (iii) molded aspheric lenses. Collimators are assemblies that are used to straighten and make parallel diverging light as it exits a fiber. An isolator is used to prevent the back reflection of optical signals that can degrade transmitter and amplifier performance. Molded aspheres are used in telecom applications to collimate or couple light as it emerges from a fiber. Collimators, isolators, molded aspheres and other optical components are used throughout fiber optic systems. Such systems are used by the telecommunications industry with a goal of increased bandwidth, through the development of all optical networks, by combining multiple light streams from individual transmissions onto a single optical fiber. We are also planning to develop other products related to the optoelectronics and telecommunications industry through licenses and relationships with other manufacturers.

     We also perform research and development for optical solutions in the fiber telecommunications and traditional optics markets. On April 14, 2000, we acquired Horizon Photonics, Inc. ("Horizon"), a California corporation originally founded in July 1997. Horizon is engaged in the automated production of passive optical components for the telecommunications and data communications markets. Horizon manufactures isolator products at their Walnut, California facility. On September 20, 2000, the Company acquired Geltech, Inc., a Delaware corporation, ("Geltech"), a manufacturer of precision molded aspherical optics used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides.


     We also manufacture traditional optics products including: (i) GRADIUM glass products, lenses, prisms and (ii) molded aspheric lenses. GRADIUM glass is an optical quality glass material with varying refractive indices used for optics such as lenses for YAG lasers. Molded aspheres are used in non-telecom applications such as optical data storage, high precision printing, bar coding and by manufacturers of medical equipment. In addition, we manufacture a family of traditional optics including laser flow tubes, polished cylinders and flats, and prisms.

     GRADIUM glass is an optical quality glass material with varying refractive indices, capable of reducing optical aberrations inherent in conventional lenses and performing with a single lens tasks traditionally performed by multi-element conventional lens systems. We believe that GRADIUM glass lenses provide advantages over conventional lenses for certain applications. By reducing optical aberrations and the number of lenses in an optical system, GRADIUM glass can provide more efficient light transmission and greater brightness, lower production costs, and a simpler, smaller product. While we believe that other researchers have sought to automate production of passive optical components and produce optical quality lens material with the properties of GRADIUM glass, we are not aware of any other person or firm that has developed a repeatable manufacturing process comparable to ours or the ability to produce such material on a prescribable basis.


     Our management and marketing focus is organized to serve two markets: (1) optoelectronics and fiber telecommunications ("telecom"), and (2) traditional optics. Optoelectronics technologies consist of an overlap of photonics and electronics and are key enablers of "Information Age" technologies, such as fiber optic communications, optical data storage, laser printers, digital imaging, and sensors for machine vision and environmental monitoring. We believe that GRADIUM glass and other optical materials can potentially be marketed for use in many optics and optoelectronics products. The current focus of our development efforts has been to develop new products based on our optical and automation platforms in the areas of isolators, next generation optical subassemblies, diffractive gratings, waveguides, switches, micro-collimators and lens arrays for use in the telecommunications field as well as new GRADIUM glass materials to be used in various telecom applications.

                               RECENT DEVELOPMENTS

     We expect revenue of approximately $2.4 million for the three months ended December 31, 2001. During this quarter, we changed our policy to only disclose sales backlog for products which have scheduled shipment dates within 12 months. Giving effect to this change, our sales backlog at December 31, 2001 was approximately $4.2 million. In addition, we expect to record charges of approximately $9 million to $11 million during this quarter, primarily for non-cash charges related to impairment of certain intangible assets together with a write-down of certain finished goods inventory. The asset impairment charges relate to the recoverability of the values assigned to certain intangible assets in connection with the Horizon and Geltech acquisitions.

     Based on our current backlog coverage trends, we expect revenue of approximately $3.5 million in the quarter ended March 31, 2002.

                                  THE OFFERING

     The Options are to be issued pursuant to that certain "Order and Final Judgment," entered on November 9, 2001, in "LIGHTPATH TECHNOLOGIES, INC., V. LEEBURG, ET AL.," C.A. No. 18021, commenced on May 2, 2000, in the Delaware Court of Chancery, New Castle County, modifying and approving that certain "Stipulation of Settlement," filed on November 17, 2000 (the "Delaware Action"). In the Delaware Action, the Company sought declaratory judgment relating to the rights of the approximately 250 Class E shareholders to vote at the 2000 annual meeting of shareholders, and the Company's right to redeem the Class E shares. Under the terms of the original settlement offer, the Class E shareholders who did not elect to be excluded from the settlement agreement were entitled to receive either $0.40 per share for each Class E share held, or an option, for every one hundred (100) Class E shares held, to purchase one (1) share of the

Company's Class A common stock. A settlement hearing was held on January 8, 2001, at which class certification issues, including the necessity of an opt out provision, were addressed. Because of the passage of time since the settlement hearing and the determination to include an opt out provision, and the change in market conditions during the interim, counsel for the Company proposed, and counsel for the Class E shareholders accepted, an increase in the option alternative. Accordingly, under the terms of the Settlement Agreement, the Class E shareholders who do not elect to be excluded are entitled to receive either $0.40 per share for each Class E share held, or an option, for every one hundred
(100) Class E shares held, to purchase five (5) shares of the Company's Class A Common Stock. Copies of: (1) the Stipulation of Settlement; (2) the Supplemental Notice of Class Action, Class Action Determination and Approval of Class Action Settlement; and (3) Order and Final Judgment have been filed as exhibits to the registration statement of which this prospectus is a part.

     The Company is also involved in litigation relating to the Class E shares in Harris County, Texas (the "Texas Action"). In the Texas Action, the plaintiffs, certain Class E shareholders (the "Texas Plaintiffs") allege that the actions of the Company, and certain named individuals (collectively, the "Defendants"), leading up to and surrounding the Company's 1995 proxy statement constitute fraud, negligent misrepresentation, fraudulent inducement, breach of fiduciary duty and civil conspiracy. In general, the Texas Plaintiffs allege misrepresentations and omissions in connection with a request from the Company that its shareholders consent to a recapitalization, resulting in a 5.5 to 1 reverse stock split and the issuance of certain Class E Stock. The Texas Plaintiffs further allege that, as a result of the Defendants' actions, they were induced to consent to the Company's recapitalization. Management believes that the allegations underlying the Texas Action are without merit. Unless the Texas Plaintiffs elect to opt out of the Settlement Agreement, they will be precluded from proceeding with the Texas Action.

     Upon SEC approval of the registration statement on Form S-2 covering the issuance of the Options, the Company will send copies of the prospectus to all Class E shareholders who do not elect to be excluded from the Settlement Agreement (the "Non-excluded Class E Shareholders"). The Non-excluded Class E Shareholders will have fifteen (15) days to make their election between the cash and the Options. Apart from the various required notices related to the Settlement Agreement, no other communications have been or will be made to the Class E Shareholders.


SUMMARY OF THE OFFERING



Securities Offered...................   A maximum  of 40,250  options to acquire
                                        five (5) shares of Class A common stock, $0.01 par value, of the Company.

Determination of Offering Price......   The  exercise  price of the Options will
                                        be  $3.73  per  share  of the  Company's
                                        Class A Common Stock.

Class A Common Stock Outstanding
as of October 31, 2001...............   19,371,167 shares(1)(2).

Use of Proceeds .....................   The Options are being  issued as part of
                                        a settlement of class action litigation and will not result in any cash proceeds to the Company. Proceeds from exercises of the Options will be used for general corporate purposes.

Risk Factors ........................   Prospective investors should carefully
                                        consider the matters set forth under
                                        "Risk Factors."

Nasdaq National Market Symbol........   "LPTH"

(1) Does not include shares underlying options outstanding to purchase 4,260,449 shares of Class A Common Stock which are exercisable at option exercise prices ranging from $.63 to $51.56 per share and approximately 470,000 shares of Class A Common Stock reserved for issuance upon future grants of options under LightPath's stock option plans at September 30, 2001.

(2) Does not include an aggregate of 1,167,492 shares of Class A Common Stock consisting of (i) 299,300 shares of Class A Common Stock issuable upon exercise of private placement and other warrants; and (ii) 868,192 shares of Class A Common Stock issuable upon conversion of the 127 remaining shares of Series F Preferred Stock (minimum of 288,001 shares based on the fixed conversion price at closing).

                                  RISK FACTORS

THE FOLLOWING RISK FACTORS SHOULD BE READ BY YOU TOGETHER WITH THE MORE DETAILED INFORMATION INCLUDED AT OTHER SECTIONS OF THIS PROSPECTUS AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. OUR FISCAL YEAR ENDS ON JUNE 30 AND REFERENCES TO YEARS IN THIS PROSPECTUS REFER TO OUR FISCAL YEAR ENDED AS OF JUNE 30 OF THE REFERENCED CALENDAR YEAR.


RISKS RELATED TO THE OFFERING

     OUR STOCK PRICE IS VOLATILE.

Broad market fluctuations or fluctuations in our operations may adversely affect the market price of our Common Stock. The market for our Common Stock is volatile. The trading price of our Common Stock has been and will continue to be subject to:

     - volatility in the trading markets generally and in our particular market segment;
     - significant fluctuations in response to quarterly variations in operating results;
     - announcements regarding our business or the business of our customers or competitors;
     -    changes in prices of our or our competitors' products and services;
     -    changes in product mix;
     -    changes in revenue and revenue  growth  rates;  and
     -    other events or factors.

Statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could have an adverse effect on the market price of our Common Stock. In addition, the stock market as a whole, as well as our particular market segment, have from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many companies and which often have been unrelated to the operating performance of these companies.

     HOLDERS MAY NOT REALIZE PROCEEDS FROM THE SALE OF OPTION SHARES.

Holders of Options may not be able to realize any proceeds from the Options. Holders will only be able to realize proceeds if they exercise their Options and then subsequently sell the underlying Option Shares for a price greater than the Exercise Price of the Option. As such, the potential proceeds that could be realized from the exercise of the Options and the subsequent resale of the underlying Option Shares will depend upon the trading price of the Common Stock, which is subject to substantial risk and volatility. There can be no assurance that the trading price of the Common Stock will ever exceed the Option Exercise Price. If a holder exercises Options but does not immediately sell the underlying Option Shares, the trading price of the Common Stock could remain at or decline to a level below the Option Exercise Price. Accordingly, holders who exercise Options but are unable to sell the underlying Option Shares at a price greater than the Exercise Price could lose money.

     DECLARATION OF DIVIDENDS TO SHAREHOLDERS IN THE FORESEEABLE FUTURE IS UNLIKELY.

Our Board has never declared a dividend on our Common Stock. We do not anticipate paying dividends on the Common Stock in the foreseeable future. It is anticipated that earnings, if any, will be reinvested in the expansion of our business.

     A PUBLIC MARKET FOR THE OPTIONS IS UNLIKELY TO DEVELOP.

The Options have no established trading market and it is unlikely that any such market will develop or, if one develops, that it will be sustained. The Company does not intend to apply to list the Options on any stock exchange. Holders of the Options may be unable to sell or otherwise realize any proceeds from the Options for an extended period of time, if at all.


RISKS RELATED TO OUR FINANCIAL RESULTS

     WE HAVE A HISTORY OF LOSSES AND MAY CONTINUE TO INCUR LOSSES.

We incurred net losses of $60.8 million and $15.6 million for the fiscal years ended June 30, 2001 and 2000, respectively. We had accumulated deficits of $105 million and $116 million as of June 30, 2001 and September 30, 2001, respectively. In June 2001, we announced lower net revenue guidance for our fiscal year ending June 30, 2002 from $85 million to $35-55 million due to the unanticipated widespread softening of the U.S. economy and the telecommunications industry in particular. We have experienced order cancellations and extensions of product shipment dates by our customers who are adjusting their inventory levels in response to slower industry growth. These cancellations and extensions adversely impact our revenues and could result in higher inventory levels than required to support our sales levels. These conditions may significantly delay, and could prevent, our ability to achieve profitability. We expect to continue to incur significant product development, sales and marketing and administrative expenses, and, as a result, we will need to generate increased revenues to achieve profitability. Even if we achieve profitability, given the competition in, and the evolving nature of, the optical networking market, we may not be able to sustain or increase profitability on a quarterly or annual basis. As a result, we will need to generate significantly higher revenues while containing costs and operating expenses if we are to achieve profitability.

     WE FACE ORDER CANCELLATIONS AND EXTENSIONS OF PRODUCT SHIPMENT DATES BY SOME OF OUR CUSTOMERS.

Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification or rescheduling without significant penalties to our customers. We have recently experienced order cancellations and extensions of product shipment dates by some of our customers. If these or other current customers stop placing orders, or further reduce orders, we may not be able to replace these orders with orders from new customers. The majority of our current customers do not have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided. The loss of any of our key customers or further reductions in sales to these customers would reduce our net revenues from the levels currently expected.

     WE HAVE ONLY RECENTLY BEGUN SELLING PRODUCTS TO THE TELECOMMUNICATIONS INDUSTRY.

We have only generated revenues from the sale of products to the telecommunications industry since fiscal 1999. Through June 1996, our primary activities were basic research and development of glass material properties. Moreover, our ability to accurately forecast revenues is impacted by weaknesses and uncertainties regarding overall demand within the telecommunications industry, inventory levels within the industry, sudden order reductions and cancellations by customers, lower backlog of customer orders, and potential pricing pressures that may arise from supply/demand conditions within the industry. Because we have only recently begun to sell these products, we have in the past and may in the future be unable to accurately forecast our revenues from sales of these products, and we have limited meaningful historical financial data upon which to plan future operating expenses. Many of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenue is lower than we project. Major new product introductions will also result in increased operating expenses in advance of generating revenues, if any. Therefore, net losses in a given quarter could be greater than expected. We may not be able to address the risks associated with our limited operating history in an emerging market and our business strategy may not be sustainable. Failure to accurately forecast our revenues and future operating expenses could cause quarterly fluctuations in our net revenues and may result in volatility or a decline in our stock price.

     OUR PRODUCTS ARE AT AN EARLY STAGE OF DEVELOPMENT AND MAY NOT ACHIEVE MARKET ACCEPTANCE.

Many of our telecommunications products are still in the introductory phase, and our current line of GRADIUM products and other traditional optics, have not generated sufficient revenues to sustain operations. While we believe our existing products are commercially viable, we anticipate the need to educate the optical components market in order to generate market demand and market feedback may require us to further refine these products. Development of additional product lines will require significant further research, development, testing and marketing prior to commercialization. There can be no assurance that any proposed products will be successfully developed, demonstrate desirable optical performance, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

     OUR PRODUCTS HAVE NOT BEEN DEMONSTRATED TO BE COMMERCIALLY SUCCESSFUL.

Our collimator products have not yet achieved broad commercial acceptance, our isolator sales first entered the commercial production phase in April 2000 with one significant customer and our molded aspheres telecom applications are new. Although we are engaged in negotiations and discussions with potential customers, there can be no assurance that any such discussions will lead to development of commercially viable products or significant revenues, if any, or that any products currently existing or to be developed in the future will attain sufficient market acceptance to generate significant revenues. We must also satisfy industry-standard Telcordia testing on telecommunication products to meet customer requirements, as well as satisfy prospective customers that we will be able to meet their demand for quantities of products, since we may be the sole supplier and licensor. We do not have demonstrated experience as a manufacturer for all our product lines and have limited financial resources. We may be unable to accomplish any one or more of the foregoing to the extent necessary to develop market acceptance of our products.

Although our traditional optics products have been accepted commercially, the benefits of the GRADIUM glass line are not widely known. In order to persuade potential customers to purchase GRADIUM products, we will need to overcome industry resistance to, and suspicion of, gradient lens technology that has resulted from previous failed attempts by various researchers and manufacturers unrelated to us to develop a repeatable, consistent process for producing lenses with variable refractive indices. Prospective customers will need to make substantial expenditures in order to redesign products to incorporate GRADIUM lenses. There can be no assurances that potential customers will view the benefits of our products as sufficient to warrant such design expenditures.

     WE DEPEND ON A FEW KEY CUSTOMERS.

In the fiscal year ended June 30, 2001, Agere Systems, Inc., Corning Incorporated and JDS Uniphase accounted for 44%, 7.4%, and 5.2% of our net revenues, respectively. We anticipate that our operating results will continue to depend on sales to a relatively small number of significant customers. The loss of any of these customers, or a significant reduction in sales to any such customers, could adversely affect our revenues.

RISKS RELATED TO THE OPTICAL NETWORKING INDUSTRY

     SALES OF OUR PRODUCTS DEPENDS UPON DEPLOYMENT OF OPTICAL NETWORKS TO SATISFY INCREASED BANDWIDTH REQUIREMENTS.

Our future success depends on the continuing increase in the amount of data transmitted over communications networks, or bandwidth, and the growth of optical networks to meet the increased demand for bandwidth. If the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for our products is uncertain and will depend to a great degree on the continued growth and upgrading of optical networks. If the growth and upgrading of optical networks does not continue, sales of our products may decline, which would adversely affect our revenues.

     THE OPTICAL NETWORKING MARKET IS NEW AND UNPREDICTABLE AND CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND EVOLVING STANDARDS.

The optical networking market is relatively new and is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is relatively new, it is difficult to predict its potential size or future growth rate. Widespread adoption of optical networks is critical to our future success.

Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, like optical networks. Our success in generating revenues in this emerging market will depend on, among other things:

     -    maintaining and enhancing our relationships with our customers;
     - the education of potential end-user customers and network service providers about the benefits of optical networks; and
     - our ability to accurately predict and develop our products to meet industry standards.

If we fail to address changing market conditions, the sales of our products may decline, which would adversely impact our revenues.

     WE MUST INCREASE OUR SALES VOLUMES, REDUCE OUR COSTS OR INTRODUCE HIGHER MARGIN PRODUCTS TO OFFSET ANTICIPATED REDUCTIONS IN THE AVERAGE SELLING PRICES OF OUR PRODUCTS.

We have experienced decreases in the average selling prices of some of our products, including most of our passive component products. We anticipate that as products in the optical component and module market become more commoditized, the average selling prices of our products may decrease in response to competitive pricing pressures, new product introductions by us, our competitors or other factors. The optical component and module market is experiencing extreme volatility as a result of lower product demand, which will make it difficult for us to increase our sales volume. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes or product mix, our net revenues and gross margins will decline. In addition, to maintain or improve our gross margins, we must continue to reduce the manufacturing cost of our products, and we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain or improve our gross margins, our financial position may be harmed and our stock price may decline.

RISKS RELATED TO OUR BUSINESS

     OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE NEEDS OF OUR CUSTOMERS.

Our future success depends on our ability to anticipate our customers' needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with the efforts of our suppliers to rapidly achieve efficient volume production. If we fail to effectively transfer production processes, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our net revenues may decline.

     IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

During the calendar year ended December 31, 2000, we acquired both Horizon and Geltech in separate transactions. The efficient integration of these businesses into our organization will be important to our success. If our integration efforts prove to be unsuccessful, our business will suffer. We have spent, and expect to continue to spend, significant financial, management and other resources to integrate these businesses into our organization. Our headcount increased substantially as a result of the acquisitions, and these new employees must be integrated with our existing employees. Both Horizon and Geltech were privately held and may require substantial investments in operational and financial infrastructure to ensure that their systems and processes adequately support operating as a publicly held organization. Each of these organizations will also need additional investments in manufacturing infrastructure in order to develop new products and ramp up production volumes. There can be no assurances that we will be able to retain the key employees of Horizon and Geltech. We have limited experience with integrating acquired businesses into our organization. Our integration efforts may not be successful and may result in unanticipated operations problems, expenses and liabilities and the diversion of management attention. If we are unable to integrate these companies into our organization in a timely and effective manner, our business and our operating results will be adversely affected.

We anticipate that in the future, as part of our business strategy, we may continue to make strategic acquisitions of complementary companies, products or technologies. In the event of any further future acquisitions, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;
     -    incur debt;
     -    assume liabilities; or
     -    incur  expenses  related  to  in-process   research  and  development,
          amortization of intangible assets.

Any future acquisitions also could involve numerous risks, including:

     - problems associated with combining the acquired operations, technologies or products;
     -    unanticipated costs or liabilities;
     -    diversion of management's attention from our core business;
     - adverse effects on existing business relationships with suppliers and customers;
     - risks associated with entering markets in which we have no or limited prior experience; and
     - potential loss of key employees, particularly those of the acquired businesses.

We cannot assure that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

     COMPETITION MAY INCREASE, WHICH COULD REDUCE OUR SALES AND GROSS MARGINS, OR CAUSE US TO LOSE MARKET SHARE.

Competition in the optical component and module market in which we compete is intense. Many of our competitors are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, the market capitalization and cash reserves of several of our competitors are much larger than ours, and, as a result, these competitors are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Such acquisitions could give our competitors a strategic advantage. For example, if our competitors acquire any of our significant customers, these customers may reduce the amount of products they purchase from us. Alternatively, some of our competitors may spin-out new companies in the optical component and module market. These companies may compete more aggressively than their former parent companies due to their greater dependence on our markets. In addition, many of our potential competitors have significantly more established sales and customer support organizations, much greater name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share.

We compete  with  manufacturers  of  conventional  spherical  lens  products and aspherical lens products, producers of optical quality glass and other developers of gradient lens technology as well as telecom product manufacturers. In both the optical lens and telecommunications components markets, we are competing against, among others, established international industry giants. Many of these companies also are primary customers for optical and telecommunication components, and therefore have significant control over certain markets for our products. We are also aware of other companies that are attempting to develop radial gradient lens technology. There may also be others of which we are not aware that are attempting to develop axial gradient lens technology similar to our technology. There can be no assurance that existing or new competitors will not develop technologies that are superior to or more commercially acceptable than our existing and planned technologies and products.

     OUR PRODUCTS MAY CONTAIN UNKNOWN DEFECTS.

Some of our products are designed to be deployed in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products often are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

     -    loss of customers;
     -    damage to our brand reputation;
     -    failure to attract new customers or achieve market acceptance;
     -    diversion of development and engineering resources; and
     -    legal actions by our customers or third parties.

The occurrence of any one or more of the foregoing factors could cause our net revenues to decline or otherwise have an adverse effect on our business.

     WE FACE PRODUCT LIABILITY RISKS.

The sale of our optical products will involve the inherent risk of product liability claims by others. We do not currently maintain product liability insurance coverage, although we do intend to procure such insurance in the future. Product liability insurance is expensive, subject to various coverage exclusions and may not be obtainable on terms acceptable to us. Moreover, the amount and scope of any coverage may be inadequate to protect us in the event that a product liability claim is successfully asserted.

     OUR PRODUCTS HAVE LONG AND VARIABLE SALES CYCLES.

The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle (often one year or longer). While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer's needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Because of the evolving nature of the optical component and module market, we cannot predict the length of these sales and development cycles. The recent slowdown in the U.S. economy has resulted in order cancellations and extensions of product shipment dates by our customers. These long sales cycles, coupled with the uncertain affects of the slowdown in the U.S. economy, may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could continue to cause volatility in our stock price.

     WE DEPEND ON KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY.

Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing, manufacturing and support personnel. Our inability to retain or attract key employees could have a material adverse effect on our business and results of operations. Our operations depend, to a great extent, upon the efforts of our senior officers. We also depend upon our ability to attract additional members to our management and operations teams to support our expansion strategy. The loss of any of these key employees would adversely affect our business. We had approximately 200 full-time employees on September 30, 2001. Although we have reduced our workforce by approximately 190 people during the last three quarters, we expect to continue to hire selectively in the manufacturing, engineering, sales and marketing and administrative functions to the extent consistent with our business levels. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful. Competition for highly skilled personnel is intense. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, which could adversely impact our ability to develop and sell our products.

     WE HAVE LIMITED PRODUCT OFFERINGS, SOME OF WHICH ARE CURRENTLY EXPERIENCING A DECLINE IN DEMAND.

We derive a substantial portion of our net revenues from a limited number of products. Specifically, in the fiscal year ended June 30, 2001, we derived approximately 50%, 16%, 14.5% and 19.5% of our net revenues from our isolators, collimators, molded aspheric lenses and traditional optics, respectively. We expect that net revenues from a limited number of products will continue to account for a substantial portion of our total net revenues. Demand for these and other optical component and module products has declined as a result of the recent slowdown in the economy and we have recently experienced order cancellations and delays in product shipment dates by our customers. Aside from the current slowdown in the telecommunications industry, continued and widespread market acceptance of our products is critical to our future success. We cannot assure you that, once the telecommunication industry conditions improve, our current products will achieve market acceptance at the rate at which we expect, or at all, which could adversely affect our results of operations.

     WE MUST ACCURATELY TIME OUR MANUFACTURING CAPACITY WITH THE DEMAND FOR OUR PRODUCTS.

We face a challenge in accurately timing the installation of our manufacturing capacity with the demand for our products. Throughout fiscal 2001 we expanded our manufacturing capacity through the expansion of facilities and the hiring of employees and through the acquisition of Geltech. At September 30, 2001, we had a total of 200 full-time employees, up from 125 employees at June 30, 2000 but down from 300 at June 30, 2001. As a result of the recent, and sudden, order cancellations and extensions of product shipment dates by our customers, we are slowing the rate of production of some of our products. We also may curtail efforts to install new equipment in our facilities until market conditions improve. We believe this approach will allow us to quickly ramp production if unit demand for our products merits. However, if demand for our products continues to decline, we may have more employees and facility space than necessary to deliver our products, which would adversely impact our ability to achieve profitability, and could require us to further reduce the size of our operations.

Despite our recent announcement to slow down expansion of our business, we still face challenges as a result of our rapid expansion over the past few fiscal years. The increase in employees as a result of the acquisitions and the growth in our operations, combined with the challenges of managing geographically-dispersed operations, have placed, and will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and continue to expand, train and manage our work force. The failure to effectively manage our recent growth and to accurately time any future growth with market demand for our products could adversely impact our ability to manufacture and sell our products, which could reduce our revenues.

     WE MUST EXPAND OUR SALES ORGANIZATION.

The sale of our products requires long and involved efforts targeted at several key departments within our prospective customers' organizations. Sales of our products require the prolonged efforts of executive personnel and specialized systems and applications engineers working together with a small number of dedicated salespersons. Currently, our sales organization is limited. We will need to grow our sales force in order to increase market awareness and sales of our products. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel and applications engineers we need. If we are unable to expand our sales operations, we may not be able to increase market awareness or sales of our products, which would prevent us from increasing our revenues.

     WE MUST MAKE SALES IN A FRAGMENTED MARKET.

The markets for optical lenses and telecommunication components are highly fragmented. Consequently, we will need to identify and successfully target particular market segments in which we believe we will have the most success. These efforts will require a substantial, but unknown, amount of effort and resources. The fragmented nature of the optical products market may impede our ability to achieve commercial acceptance for our products. In addition, our success will depend in great part on our ability to develop and implement a successful marketing and sales program. There can be no assurance that any marketing and sales efforts undertaken by us will be successful or will result in any significant product sales.


     CURRENT AND PENDING LITIGATION MAY ADVERSELY IMPACT OPERATING RESULTS.


On May 2, 2000, the Company commenced a class action lawsuit in the Chancery Court of Delaware, New Castle County (the "Court"). In this action, the Company sought a declaratory judgment with respect to the Company's right to redeem the Class E Common Stock on March 31, 2001 for $.0001 per share, the right of the holders of Class E Common Stock to vote at the Annual Meeting to be held on October 6, 2000, and for certification of the holders of Class E Common Stock as a class and the named defendants as its representatives. The Options offered hereby are being distributed as part of the Settlement Agreement that was approved by the Court on November 9, 2001, in settlement of this lawsuit. The Settlement Agreement permits the Class E shareholders to elect not to participate in the settlement and thus will not be binding on any Class E shareholders who so elect.

On or about June 9, 2000, a small group of holders of Class E Common Stock commenced an action in a state court in Texas (the "Texas Action"). Plaintiffs in the Texas Action have made various allegations regarding the circumstances surrounding the issuance of the Class E Common Stock and seek damages based upon those allegations. Although management believes the allegations underlying the Texas litigation are without merit, we are unable to predict the outcome of this litigation.

The Company may from time to time become involved in other lawsuits and legal proceedings. Litigation is subject to inherent uncertainties, and an adverse result in any such matters that may arise from time to time may adversely impact our operating results or financial condition. Additionally, any litigation to which we are subject could require significant involvement of our senior management and may divert management's attention from our business and operations.

     WE FACE RISKS ASSOCIATED WITH INTERNATIONAL SALES.

For the fiscal year ended June 30, 2001, 14.9% of our net revenues were from sales to international customers. Our international sales will be limited if we cannot establish and/or maintain relationships with international distributors, establish foreign operations, expand international sales, and develop relationships with international service providers. Additionally, our international sales may be adversely affected if international economies weaken. We are subject to risks including the following:

     - greater difficulty in accounts receivable collection and longer collection periods;
     -    the impact of recessions in economies outside the United States;
     -    unexpected changes in regulatory requirements;
     - sudden and unexpected reductions in demand in particular countries in response to exchange rate fluctuations;
     -    certification requirements;
     -    reduced protection for intellectual property rights in some countries;
     -    potentially adverse tax consequences; and
     -    political and economic instability.

While we expect our international revenues to be denominated predominantly in U.S. dollars, in the future a portion of our international revenues and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and the corresponding exchange rates.


     POTENTIAL INFLUENCE OF EXISTING MANAGEMENT AND PRINCIPAL SHAREHOLDERS.


If our management and shareholders act in concert, disposition of matters submitted to shareholders or the election of the entire Board of Directors may be hindered. We estimate that management and our principal shareholders beneficially owned approximately 26.2% of the aggregate Common Stock outstanding as of August 1, 2001.

     SOME PROVISIONS IN OUR CHARTER DOCUMENTS AND BYLAWS MAY HAVE ANTI-TAKEOVER EFFECTS.

Our Certificate of Incorporation and Bylaws contain some provisions that could have the effect of discouraging a prospective acquirer from making a tender offer, or which may otherwise delay, defer or prevent a change in control.

     OUR CONVERTIBLE PREFERRED STOCK, WARRANTS AND OPTIONS MAY AFFECT OUR FUTURE FINANCING.

The existence of our outstanding Convertible Preferred Stock, options or warrants may adversely affect the terms on which we can obtain additional financing. As of September 30, 2001, there were outstanding:

     - warrants issued in private placement and other transactions pursuant to which 299,300 shares of Common Stock are issuable;

     - 127 shares of Series F Convertible Preferred Stock, $.01 par value per share, pursuant to which 868,192 shares of Common Stock are reserved for issuance to the holders of the shares of Series F Convertible Preferred Stock upon conversion of such shares (minimum of 288,001 shares based on the fixed conversion price at closing); and

     - outstanding options to purchase an aggregate of 4,260,449 shares of Common Stock.

In addition, approximately 470,000 shares of Common Stock were reserved as of September 30, 2001 for issuance pursuant to future grants to be made under the Omnibus Incentive Plan and Directors Stock Incentive Plan.

For the life of such options, warrants and Convertible Preferred Stock, the holders will have the opportunity to profit from a rise in the price of the underlying common stock, with a resulting dilution in the interest of other holders of common stock upon exercise or conversion. Further, the option and warrant holders can be expected to exercise their options and warrants at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable to us than those provided by such options or warrants.

The eligibility of the foregoing shares to be sold to the public, whether pursuant to an effective registration statement, Rule 144 or an exemption from the registration requirements may have a material adverse effect on the market value and trading price of the Common Stock.

     WE HAVE AGREED TO CERTAIN LIMITATIONS UPON POTENTIAL LIABILITY OF OUR DIRECTORS.

Our Certificate of Incorporation provides that directors will not be personally liable for monetary damages to LightPath or its shareholders for a breach of fiduciary duty as a director, subject to limited exceptions. Although such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in the Certificate of Incorporation could prevent the recovery of monetary damages by LightPath or its shareholders.

     WE MUST MAINTAIN COMPLIANCE WITH CERTAIN CRITERIA IN ORDER TO MAINTAIN LISTING OF OUR SHARES ON THE NASDAQ MARKET.

The Company's Common Stock is currently traded on the Nasdaq National Market. Failure to meet the applicable quantitative and/or qualitative maintenance requirements of Nasdaq could result in our securities being delisted from the Nasdaq National Market. If delisted from the Nasdaq National Market, our securities may be eligible for trading on the Nasdaq SmallCap Market, the OTC Bulletin Board or on other over-the-counter markets, although there can be no assurance that our securities will be eligible for trading on any alternative exchanges or markets. As a consequence of such delisting, an investor could find it more difficult to dispose of or to obtain accurate quotations as to the market value of our securities. Among other consequences, delisting from Nasdaq may cause a decline in the stock price and difficulty in obtaining future financing.

     WE MAY NOT HAVE ENOUGH FUNDS AVAILABLE TO REDEEM OUTSTANDING SHARES OF PREFERRED STOCK.


In the event of automatic conversion of the Series F Preferred Stock (three years after issuance or November 2002) LightPath has the right to redeem such preferred stock for cash or convert such preferred stock into Class A Common Stock. The redemption value of the outstanding Series F Preferred Stock at September 30, 2001 was $1,440,000, or 5.8% of the Company's cash. In addition, in the event of any liquidation, dissolution or winding up of the Company ("Liquidation Event"), either voluntary or involuntary, the then Holders of shares of Series F Preferred Stock shall be entitled to receive an amount per share equal to the sum of (i) the Original Series F Issue Price for each outstanding share of Series F Preferred Stock and (ii) an amount equal to seven percent (7%) of the Original Series F Issue Price, per annum. At each Holder's option, a sale, conveyance or disposition of all or substantially all of the assets of the Company or the effectuation by the Company of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of shall be deemed to be a Liquidation Event as defined above; provided further that a consolidation, merger, acquisition, or other business combination of the Company with or into any other publicly traded company or companies shall not be treated as a Liquidation Event. However, a consolidation, merger, acquisition, or other business combination of the Company with or into any other non-publicly traded company or companies in which the surviving entity is not a publicly traded company shall be treated as a Liquidation Event. There can be no assurance that we will have adequate cash to effect such cash redemptions in the future.


     WE WILL RECOGNIZE A SUBSTANTIAL CHARGE TO INCOME UPON CONVERSION OF OUR CLASS E COMMON STOCK.

In the event any shares of the Class E Common Stock held by shareholders who are officers, directors, employees or consultants of the Company converted into shares of Common Stock, we will record compensation expense for financial reporting purposes during the period conversion appears probable. These conversion rights expired on September 30, 2000 based on the operating results of the Company for the year ended June 30, 2000. Our management believes the conversion rights have not been met and that, as a result, the Class E Common Stock will be subject to redemption for a nominal amount. However, we continue to be involved in litigation regarding the Class E Common Stock, the outcome of which cannot be determined at this time. Any adverse determination in such litigation, including any determination resulting in a conversion of the Class E Common Stock, could have a material adverse effect on the market price of the Common Stock.

     RISK THAT FORWARD-LOOKING STATEMENTS MAY NOT COME TRUE.

This report contains forward-looking statements that involve risks and uncertainties. We use words such as "believe", "expect," "anticipate," "plan" or similar words to identify forward-looking statements. Forward-looking statements are made based upon our belief as of the date that such statements are made. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. You should not place undue reliance on these forward-looking statements, which speak as of the date of this report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this report.

     ELECTRICAL BLACKOUTS AND OTHER BUSINESS INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. We carry only a limited amount of business interruption insurance, which may not sufficiently compensate us for losses that may occur. Our facilities in the State of California may be subject to electrical blackouts as a consequence of a shortage of available electrical power in the state. We currently do not have backup generators or alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our affected facilities. Any losses or damages incurred by us as a result of blackouts or other business interruptions could impair our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

     WE MAY NEED ADDITIONAL FUTURE FINANCING IN ORDER TO FUND OUR OPERATIONS AND PLANS FOR GROWTH.

There can be no assurance that the Company will generate sufficient revenues to fund its future operations and growth strategies. We may need to obtain additional financing in the future. We do not have any commitments from others to provide additional financing in the future and there can be no assurance that any such additional financing will be available if needed or, if available, will be on terms favorable to us. In the event such needed financing is not obtained, our operations will be materially adversely affected and we could be forced to cease or substantially reduce operations. Any additional equity financing may be dilutive to shareholders, and debt financings, if available, may involve restrictive covenants.

     OUR BUSINESS DEPENDS UPON THE EFFORTS OF THIRD PARTIES.

Our strategy for the research, development and commercialization of certain products entails entering into various arrangements with corporate partners, OEMs, licensees and others in order to generate product sales, license fees, royalties and other funds adequate for product development. We may also rely on our collaborative partners to conduct research efforts, product testing and to manufacture and market certain of our products. Although we believe that parties to any such arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities may not be within our control. There can also be no assurance that we will be successful in establishing any such collaborative arrangements or that, if established, the parties to such arrangements will assist us in commercializing products. We have a non-exclusive agreement with a catalog company to distribute certain of our products. We have formalized relationships with eight foreign distributors to create markets for GRADIUM in their respective countries. There can be no assurance that these parties, or any future partners, will perform their obligations as expected or that any revenue will be derived from such arrangements.

RISKS RELATED TO MANUFACTURING OUR PRODUCTS

     IF WE DO NOT ACCURATELY PROJECT DEMAND FOR OUR PRODUCTS, WE WILL HAVE EXCESS MANUFACTURING CAPACITY OR INSUFFICIENT MANUFACTURING CAPACITY.


We currently manufacture substantially all of our products in our facilities located in Albuquerque, New Mexico, Walnut, California and Orlando, Florida. Based on the recent and sudden change in U.S. economic conditions, we now expect lower demand for our products in fiscal 2002. We intend to lower production output during the first part of fiscal 2002 while retaining flexibility to meet demand if it should increase in the near future. As occurred in the first quarter of fiscal 2002, we expect that the production slowdown will negatively impact our gross margins during the first half of fiscal 2002. If we fail to accurately coordinate our production capacity and output with demand for our products in the future, we may have excess capacity or insufficient capacity, either of which may seriously harm our results of operations.


Furthermore, we may experience delays, disruptions or quality control problems in our manufacturing operations, and, as a result, product shipments to our customers could be delayed beyond the revised shipment schedules requested by our customers, which would negatively impact our revenues, competitive position and reputation. For example, we have, in the past, experienced a disruption in the manufacture of some of our products due to changes in our manufacturing processes, which resulted in reduced manufacturing yields and delays in the shipment of our products. If we experience similar disruptions in the future, it may result in lower yields or delays of our product shipments, which could adversely affect our revenues, gross margins and results of operations.

     OUR FAILURE TO ACCURATELY FORECAST MATERIAL REQUIREMENTS COULD CAUSE US TO INCUR ADDITIONAL COSTS, HAVE EXCESS INVENTORIES OR HAVE INSUFFICIENT MATERIALS TO BUILD OUR PRODUCTS.

We use rolling forecasts based on anticipated product orders to determine our materials requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary materials. Lead times for materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the materials at a given time. If we overestimate our material requirements, we may have excess inventory, which would increase our costs. If we underestimate our material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our results of operations. Recent order cancellations and extension of product delivery dates by our customers have created a risk of material obsolescence. Additionally, in order to avoid excess material inventories we may incur cancellation charges associated with modifying existing purchase orders with our vendors.

     IF WE DO NOT ACHIEVE ACCEPTABLE MANUFACTURING YIELDS OR SUFFICIENT PRODUCT RELIABILITY, OUR ABILITY TO SHIP PRODUCTS TO OUR CUSTOMERS COULD BE DELAYED.

The manufacture of our products involves complex and precise processes. Our manufacturing costs for several products are relatively fixed, and, thus, manufacturing yields are critical to our results of operations. Changes in our manufacturing processes or those of our suppliers, or the use of defective materials, could significantly reduce our manufacturing yields and product reliability. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introducing new products to our manufacturing lines. We may experience lower than targeted product yields in the future which could adversely affect our operating results.

     IF OUR CUSTOMERS DO NOT QUALIFY OUR MANUFACTURING LINES FOR VOLUME SHIPMENTS, OUR OPERATING RESULTS COULD SUFFER.

Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Customers may require that we be registered under international quality standards, such as ISO 9001. This customer qualification process determines whether our manufacturing lines meet the customers' quality, performance and reliability standards. If there are delays in qualification of our products, our customers may drop the product from a long-term supply program, which would result in significant lost revenue opportunity over the term of that program.

     WE DEPEND ON SINGLE OR LIMITED SOURCE SUPPLIERS FOR SOME OF THE KEY MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS.

We currently purchase several key materials used in the manufacture of our products from single or limited source suppliers. We may fail to obtain required materials in a timely manner in the future, or could experience further delays from evaluating and testing the products of these potential alternative suppliers. The recent softening of demand in the telecommunications industry could adversely impact the financial condition of our suppliers, many of whom have limited financial resources. We have in the past, and may in the future, be required to provide advance payments in order to secure key materials from financially limited suppliers. Financial or other difficulties faced by these suppliers could limit the availability of key components or materials. Additionally, financial difficulties could impair our ability to recover advances made to these suppliers. Any interruption or delay in the supply of any of these materials, or the inability to obtain these materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

     WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot assure that our patent applications will be approved, that any patents that may issue will protect our intellectual property or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us.

     WE MAY BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES AND LITIGATION.

We anticipate, based on the size and sophistication of our competitors and the history of rapid technological advances in our industry, that several competitors may have patent applications in progress in the United States or in foreign countries that, if issued, could relate to products similar to ours. If such patents were to be issued, the patent holders or licensees may assert infringement claims against us or claim that we have violated other intellectual property rights. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. The lawsuits, regardless of their merits, could be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following, any of which could harm our business:

     - stop selling, incorporating or using our products that use the disputed intellectual property;
     - obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or
     -    redesign our products that use the disputed intellectual property.

     IF WE ARE UNABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

We regard substantial elements of our technology as proprietary and attempt to protect them by relying on patent, trademark, service mark, copyright and trade secret laws. We also rely on confidentiality procedures and contractual provisions with our employees, consultants and corporate partners. The steps we take to protect our intellectual property may be inadequate, time consuming and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which could harm our business.

It may be necessary to litigate to enforce our patents, copyrights, and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation can be time consuming, distracting to management, expensive and difficult to predict. Our failure to protect or enforce our intellectual property could have an adverse effect on our business, financial condition, prospects and results of operation.

     NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY MAY NOT BE AVAILABLE TO US OR MAY BE VERY EXPENSIVE.

From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

                                 USE OF PROCEEDS

     The Options are being issued as part of the Settlement Agreement, and the Company will not receive any proceeds from such issuance. The net proceeds to be received by the Company from the sale of the approximately 201,250 shares of Class A Common Stock upon the exercise of the Options will be used for general corporate purposes.

                         DETERMINATION OF OFFERING PRICE


     Because the Options are being issued as part of a settlement of class action litigation and will not result in any cash proceeds to the Company, there is no offering price of the Options. The Exercise Price of the Options is $3.73, which represents the average closing price of the Company's Class A Common Stock for the ten (10) trading days immediately prior to December 10, 2001, the effective date of the Settlement Agreement pursuant to which the Options are issued.


                              PLAN OF DISTRIBUTION

     The Options offered hereby are being distributed as part of the Settlement Agreement that was approved by the Delaware Court of Chancery for New Castle
County  (the  "Court")  on  November  9, 2001.  See "RISK  FACTORS - Current and

Pending Litigation." As part of the Settlement Agreement, the holders of the Company's Class E shares have been offered, in exchange for their settlement of the class action lawsuit, the choice of either: (i) $0.40 per Class E share, or
(ii) an Option, for every one hundred (100) Class E shares held, to purchase five (5) shares of the Company's Class A Common Stock. Alternatively, the Class E shareholders have the right to exclude themselves from the Settlement Agreement and preserve their claim. The Options offered hereby are being distributed to those non-excluded Class E shareholders who have chosen to receive the Option in settlement of their claim (the "Optionholders"). The Options are being issued as part of a settlement of class action litigation and will not result in any cash proceeds to the Company. The Company has agreed to bear all the expenses of registering the issuance of the Options in this Prospectus.

                             DESCRIPTION OF OPTIONS

     As part of the Settlement Agreement and pursuant to that certain Stipulation of Settlement, filed on November 17, 2000, as approved by the Court by the entry of its Order and Final Judgment on November 9, 2001, the Company has agreed to issue the Options to the Optionholders. Upon issuance of the Options pursuant to the Settlement Agreement, Continental Stock Transfer and Trust Company, the Company's Transfer Agent, will serve as Option Agent.


     The following is a summary of the material features of the Options and is subject to, and qualified in its entirety by reference to, all the provisions of the form of Option (the "Form of Option"), including the definition of certain terms therein. A copy of the Form of Option has been filed as an exhibit to the registration statement of which this Prospectus is a part.

     Each Option entitles the Optionholder, at any time prior to 5:00 p.m., central time, on December 10, 2003, to purchase five (5) shares of the Company's Class A Common Stock, at the Exercise Price of $3.73 per share. Both the number of shares underlying the Options and the Exercise Price are subject to adjustment under certain circumstances, as set forth below.


     Optionholders will not be entitled (i) to vote, consent, or receive notice with respect to meetings of shareholders or the election of directors; or (ii) to receive dividends or subscription rights as shareholders, until the Option has been exercised.


     The Company does not intend to list the Options on any securities exchange and does not anticipate that a trading market for the Options will develop or be maintained. See "RISK FACTORS -- A Public Market for the Options is Unlikely to Develop."


     The Options are exercisable by the Optionholder, for the entire number of Option Shares, at any time during the term of the Option, by the surrender of the Option and the executed Notice of Exercise, attached to the Form of Option, at the offices of both the Option Agent and the Company, and upon payment in full of the Exercise Price.

     The number of Option Shares issuable upon exercise of the Options and the Exercise Price are subject to adjustment in the event of certain transactions involving the Company, including: (i) a reorganization, merger, consolidation or sale of all or substantially all of the Company's assets (an "Extraordinary Transaction"); (ii) a reclassification; (iii) a split, subdivision or combination of shares; and (iv) payment of stock or other non-cash dividends. Upon the effective date of an Extraordinary Transaction, unless such transaction otherwise provides, the Options will terminate after notice and an opportunity to exercise the Options. Upon a reclassification, split, subdivision or combination of shares, the number of Option Shares for which the Options are exercisable and the Exercise Price shall each be increased or decreased commensurate with the reclassification, split, subdivision or combination of shares. Upon the Company's payment of a stock or other non-cash dividend to the holders of its Class A Common Stock, the Options shall represent the right to receive, upon exercise, in addition to the Option Shares, and for no additional consideration, such stock or non-cash dividend, adjusted as necessary from the date of the payment of the stock or non-cash dividend to the date of exercise.

     The Options may not be offered for sale, sold, hypothecated, assigned or otherwise transferred, except (i) by will or the laws of descent and distribution, (ii) under a domestic relations order in settlement of marital property rights, or (iii) to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary in a custodial account, trust or other arrangement by which the Optionholder retains the entire beneficial interest in the Option.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

     On October 6, 2000, James L. Adler, Jr. was elected to serve as a director of LightPath until the 2003 annual meeting of shareholders. Mr. Adler is a partner of the law firm of Squire, Sanders & Dempsey L.L.P., which has issued an opinion as to the validity of the Options offered by this prospectus and also provides legal services to us on a regular basis. Mr. Adler holds options under the Directors Stock Option Plan to purchase 59,176 shares of Class A Common Stock at exercise prices ranging from $3.25 to $28.03. As of October 31, 2001, these shares represented less than 1% of the total outstanding shares of Class A Common Stock.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

                           DESCRIPTION OF THE BUSINESS

     LightPath was incorporated under Delaware law in June 1992 as the successor to LightPath Technologies Limited Partnership, a New Mexico limited partnership (the "Partnership"), formed in 1989, and its predecessor, Integrated Solar Technologies Corporation, a New Mexico corporation ("ISOTEC"), organized in 1985.

     From our inception in 1985 until June 1996, we were classified as a development stage enterprise that engaged in basic research and development. Our initial objective in 1985 was to improve solar energy technology by creating an optical material that could efficiently bend light from varying angles in order to track the path of the sun across the sky. During this stage, we believe that most of our product sales were to persons evaluating the commercial application of GRADIUM glass (See - Products: GRADIUM) or using the products for research and development. In 1987, we realized that our early discoveries had much broader application, and we expanded our focus to imaging optics applications.

     During fiscal year 1997, our operational focus began to shift to product development and sales. We completed numerous prototypes for production orders and received catalog sales of standard lens profiles. We also began to offer standard, computer-based profiles of GRADIUM glass that engineers use for product design.


     In June 1997, we announced we had joined with Invention Machine Corporation to form a joint venture company, LightChip, to develop, manufacture and market the next generation of wavelength division multiplexing ("WDM") systems for use by telecommunication carriers, CATV companies, local area networks and wide area networks system integrators. WDM systems are needed by the telecommunications industry to increase bandwidth by serving as data "traffic cops" by combining multiple light streams from individual transmissions onto a single optical fiber. We formed LightChip in order to serve the metro WDM market. Since 1998, LightChip has received approximately $84 million from the issuance of common stock and three series of convertible preferred stock. The initial investors included AT&T Ventures and LightPath. Subsequent investors also include Morgenthaler Ventures, J.P. Morgan Capital and Berkeley International. Our current percentage ownership of LightChip is approximately 16.4% of total preferred and common shares (13.2% if fully diluted by the exercise of outstanding stock options).


     LightChip successfully demonstrated a WDM model and had prototypes of several products available in fiscal 2000. They began product sales in calendar 2001 in Salem, New Hampshire. We licensed the use of GRADIUM glass to LightChip for specific applications. We anticipate minimal, if any, short-term revenue from LightChip. The value of our investment in LightChip could increase in the future to the extent, if any, LightChip is able to successfully market its core WDM products, although there can be no assurances in this regard.

     In fiscal year 1998, we began to explore the development of products for emerging markets such as optoelectronics, photonics and solar due to the number of potential customer inquiries into the ability of GRADIUM glass to solve optoelectronic problems, specifically in the areas of fiber telecommunications.

In 1998, the resolution of packaging and alignment issues, along with advances made by LightChip with WDM equipment, led us to develop a strategy to enter the telecom optical components market. This strategy is built around automated production of the telecom components using laser fusion and fiber attachment techniques we have developed. We have also maintained our emphasis on optical materials where we gained expertise during the development of GRADIUM glass. During fiscal 1998, sales of lenses to the traditional optics market continued with increases in sales of lenses used in the YAG laser market, catalog and distributor sales and lenses used in the wafer inspection markets. During this time, we reorganized internally and realigned our marketing efforts with the purpose of expanding our focus to include the optoelectronics and fiber telecommunications markets in addition to the traditional optics market. See "Sales and Marketing - Optoelectronics and Fiber Telecommunications".

     In designing our optoelectronic devices, we focused on automation of the manufacturing process. Although many other manufacturers in this industry rely on offshore production to control costs, we believe that automation of the manufacturing process can yield significant costs savings over the long term. Our patented laser fusion and fiber attachment techniques are highly automated, and we believe these techniques provide improve quality and a better flexibility to increase manufacturing capacity in response to growth in demand. Our automation concept was expanded upon with our fiscal 2000 acquisition of Horizon Photonics, Inc. ("Horizon") where we employ the use of robotic welders in manufacturing of isolators.


     On April 14, 2000, we acquired Horizon, a California corporation originally founded in July 1997. Horizon is engaged in the automated production of passive optical components for the telecommunications and data communications markets. We acquired all of the outstanding shares of Horizon for approximately 1.4 million shares of Class A Common Stock and $1 million in cash (an aggregate purchase price of approximately $40.2 million, based on the trading price of our common stock). Horizon manufactures isolator products at their Walnut, California facility.

     On September 20, 2000, we acquired Geltech, Inc. ("Geltech"), a Delaware corporation, originally founded in May 1985. Geltech is a manufacturer of precision molded aspheric optics used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides. Additionally, Geltech has a unique and proprietary line of all-glass diffraction gratings (StableSil(R)) for telecom applications such as optical switching, mux/demux and laser tuning. Geltech also produces lens arrays for optical switches and other applications and is currently developing a product family of Sol-Gel based waveguides. We acquired all of the outstanding shares of Geltech for an aggregate purchase price of approximately $28.5 million, comprised of 822,737 shares of Class A common stock (valued at $27.5 million based on the trading price of our common stock) and approximately $1 million in acquisition costs. Geltech manufactures products at its facility in Orlando, FL. During fiscal 2001 and continuing into fiscal 2002, Geltech has been expanding its manufacturing facility, which will include integrating some of the automation techniques utilized at our other facilities.

OPERATING SEGMENTS AND PRODUCTS

     We operate through two operating segments; optoelectronics and fiber telecommunications ("telecom"), and traditional optics (e.g. lasers, data storage, bar coding, medical equipment, consumer optics, etc.). We manufacture and sell the following types of telecom products at LightPath, Horizon and
Geltech: (i) collimators, (ii) isolators and (iii) molded aspheric lenses. Collimators are assemblies that are used to straighten and make parallel diverging light as it exits a fiber. An isolator is used to prevent the back reflection of optical signals that can degrade transmitter and amplifier performance. Molded aspheres are used in telecom applications to collimate or couple light as it emerges from a fiber. Collimators, isolators, molded aspheres and other optical components are used throughout fiber optic systems. Such systems are used by the telecommunications industry with a goal of increased bandwidth, through the development of all optical networks, by combining multiple light streams from individual transmissions onto a single optical fiber. We are also planning to develop other products related to the optoelectronics and telecommunications industry through licenses and relationships with other manufacturers. See "Current Focus on Products" below.

     LightPath and Geltech  manufacture  traditional optics products  including:
(i) GRADIUM glass  products,  lenses,  prisms and (ii) molded  aspheric  lenses.
GRADIUM glass is an optical quality glass material with varying refractive indices used for optics such as lenses for YAG lasers. Molded aspheres are used in non-telecom applications such as optical data storage, high precision printing, bar coding and by manufacturers of medical equipment. In addition, we manufacture a family of traditional optics including laser flow tubes, polished cylinders and flats, and prisms.

     Collimators

     We offer three product levels of collimators:

          *    collimating lenses;
          *    single mode fiber Gen3 collimator assemblies; and
          *    large-beam collimator assemblies.

          COLLIMATING LENSES

     We offer two types of lenses for use in telecommunication applications: TL and GPX-series. Our TL-series lenses are 1.8 mm diameter collimating, rod lenses and are available in 0.18, 0.23 and 0.25 pitch-equivalent lenses. These lenses have an optional angles facet to control back reflection and for ease of assembly. Our TL-series lenses provide a high degree of collimation, design customization, have tight piece-to-piece control and are more compact than competing radial-gradient lenses. Customized TL-series lenses with larger diameters can provide beam diameters greater than 2 mm. Our GPX series lenses are available in a wide variety of sizes and focal lengths. These lenses provide superior aberration control and are easily customized. They are sold separately for assembly into customers components and are also incorporated into our large beam collimator. These GRADIUM collimating lenses can replace homogeneous lenses with, in most cases, immediate improvements in performance, repeatability and cost.

          GEN3 COLLIMATOR AND LARGE BEAM COLLIMATOR

     In fiscal 2000 we released our advanced collimator assembly called the Gen3. Our tests on the Gen3 collimator indicate it has the lowest documented insertion loss reported to date in these devices. We demonstrated our first passive optoelectronic product, a single mode fiber collimator assembly ("SMF Assembly") in February 1998. Our SMF Assembly and subsequent Gen3 offer high quality performance in the areas of back reflection and insertion loss. It is also more compact and we believe it can be manufactured at a significantly lower cost than the competitive products currently available in commercial quantities. The collimator is a key element in all fiber optic systems, including WDM equipment. Collimators straighten and make parallel, diverging light as it exits a fiber. Our Gen3 collimator is approximately 50-60% smaller than the existing industry collimator, provides superior performance in back reflection and insertion loss and can withstand 10 watts of optical power. This entry level product currently used by the telecommunications industry prevents light from diverging and shepherds it into the next piece of equipment or fiber.

     ISOLATORS

     Horizon has developed a family of products that utilize a proprietary micro-fixture design and robotic platform process. This automated process allows for micro-optics to be mounted in small transferable fixtures that are processed in arrays and converted into a variety of optical components and component subsystems. Horizon's platform is capable of producing products such as isolators, gain flatteners, attenuators, filter assemblies, and other volume-oriented optic assemblies for the WDM market. To date, Horizon is manufacturing a qualified family of free-space, laminate and contract-specific isolators. In 2001, Horizon released a new line of isolator assemblies for application in the metro and access telecom markets. This line is based on a flexible manufacturing platform which can address a wide range of customer specifications while attracting lower cost applications.

     Horizon's core competency is the optical isolator. An isolator is used to prevent the back reflection of optical signals that can degrade transmitter and amplifier performance. Horizon has developed and qualified an automated platform process that avoids the traditional pitfalls of producing optical isolators. Applicable to a variety of passive optical components, Horizon's automated platform process has proven to be an efficient and low cost method for manufacturing isolators without machining tiny metal fixtures and without utilizing a significant level of manual labor. Horizon believes it has a competitive advantage for a certain segment of OEM business, especially as it relates to isolator products, since its proprietary platform allows Horizon to produce unique designs at competitive prices in a flexible, automated process.

     MOLDED ASPHERES, MOLDED LENS ARRAYS AND DIFFRACTION GRATINGS

     The telecom industry has a need for molded aspheres for laser-to-fiber coupling, tunable lasers, DFB lasers and device coupling. Corning Inc. developed the original process of molding a proprietary low melting temperature glass into an asphere lens. In 1994, Geltech acquired the laboratory scale process, key personnel and equipment, and also secured a perpetual license to all Corning's intellectual property associated with the development of precision molded optics. Since acquiring the technology from Corning, Geltech has refined the process and developed the markets for these exceptional lenses. As high performance laser diode applications have proliferated, Geltech's business and reputation have grown significantly.

     Geltech's focus is on providing custom optical solutions to meet unique customer needs in the rapidly changing telecommunications market. Geltech provides optics of size up to 15mm, and is a developer of sub-millimeter optics.


     Geltech has also developed a line of molded lens arrays. Geltech has developed a process to mold lens arrays capable of producing optical components with very small lens diameters and very high lens density (for example 40,000 optical elements in a two-inch diameter array).

     Geltech also has a unique and proprietary line of all-glass diffraction gratings (StableSil(R)) for telecom applications and is developing a product family of Sol-Gel based waveguides. Gratings operate by separating light into various wavelengths, utilized in DWDM, tunable lasers and optical test equipment applications. Geltech gratings are replicated providing a low-cost, high-volume approach when compared with conventional methods currently employed by some of Geltech's competitors.

GRADIUM

     GRADIUM glass is an optical quality glass material with varying refractive indices, capable of reducing optical aberrations inherent in conventional lenses and performing with a single lens tasks traditionally performed by multi-element conventional lens systems. We believe that GRADIUM glass lenses provide advantages over conventional lenses for certain applications. By reducing optical aberrations and the number of lenses in an optical system, we believe that GRADIUM glass can provide more efficient light transmission and greater brightness, lower production costs, and a simpler, smaller product. While we believe that other researchers have sought to automate production of passive optical components and to produce optical quality lens material with the properties of GRADIUM glass, we are not aware of any other person or firm that has developed a repeatable manufacturing process comparable to our abilities or with the ability to produce such material on a prescribable basis.

     CURRENT FOCUS ON PRODUCTS

     The current focus of our development efforts has been to develop new products based on our optical and automation platforms in the areas of isolators, next generation optical subassemblies, diffractive gratings, waveguides, switches, micro-collimators and lens arrays for use in the telecommunications field as well as new GRADIUM glass materials to be used in various telecom applications.

     We were issued a patent in fiscal year 2000 for development of a process utilizing high-powered lasers for fusion, splicing and polishing of optical material to include optical fiber. Our original process patent is for producing an optical quality material, GRADIUM glass, with an "axial" gradient refractive index (i.e., the index gradient runs parallel to the optical lens axis, rather than perpendicular to the lens axis or "radial"). The GRADIUM glass designated curve is achieved by the controlled combination of multiple glass molecule densities. We have developed a set of proprietary software design tools so that the light upon leaving the glass can be precisely modeled. GRADIUM glass lenses can be produced across a large diameter range (currently 1mm-100mm). Growth in our manufacturing capabilities has led to improved yield and automation, advancing our goal of producing competitively priced optoelectronic and GRADIUM glass products.

     We were issued a patent in fiscal year 2001 relating to our robotic assembly platform used for the manufacturing of isolators and have several other patents in process. We have approximately 50 US and foreign patents in the areas of precision molded optics and Sol-Gel technologies. We also hold the exclusive right to certain materials we believe are key to the development of high precision molded optics.

     In addition, we utilize other optical materials and specialized optical packaging concepts to manipulate light and perform research and development for optical solutions in the fiber telecommunications and traditional optics markets.

          MODULES

     During fiscal 2001, we introduced a number of modules which will combine two or more of our current components, such as the isolator and molded aspheres, into a subassembly. During fiscal 2002 we plan on expanding these modules offering and to automate the manufacturing of these modules to take advantage of low cost assembly. Demand for modules is driven by specific customer needs. Utilizing automation techniques, we are able to provide active alignment of multiple components and deliver a subsystem optimized for the customers unique needs with very low insertion loss.

          SWITCHES AND COLLIMATOR ARRAYS

     During fiscal 2002, we had planned on shipment of the 1XN opto-mechanical switch based upon a patent licensed from Herzel Laor. Due to the current economic environment we have elected to delay expenditures required to launch this product in fiscal 2002. We will concentrate instead on development of further enhancements to existing product lines. We introduced the prototype of this product in August 2000. The prototype is much smaller than current competitor's switches while demonstrating impressive switching speeds. We are also working on technologies that can be applied to NxN switches. Using the automated alignment techniques learned in production of the 1XN opto-mechanical switch, we plan on developing collimator arrays.

     Optical cross-connects, which perform high-speed wavelength routing, switching and conversion functions in an optical network, are products that we intend to focus on in the future. We believe our material processing expertise will be key to the development of optical cross-connect products that overcome the cost and performance challenges of current technology. Today, switching is primarily performed electronically; however, several non-optical switches have recently been announced. To our knowledge, all of these devices remain in development.

          SOL-GEL TECHNOLOGY

     Late in 1994, after the acquisition of the complementary Precision Molded Optics process from Corning, Geltech redirected the Sol-Gel technology's focus towards development and manufacture of advanced optical components. Examples of these components include the high volume manufacture (more than 17 million units to date) of silica substrates for optically active windows used in toxic gas detection and the development and production of unique solid-state calibration filters. Geltech has practiced Sol-Gel technology since its inception and has successfully addressed many different markets over the years. Today, Geltech has significant knowledge in this field with protection through extensive know-how, trade secrets, and 7 issued patents.

     During the past few years, Geltech also developed a replication process to manufacture glass diffractive optical components using Sol-Gel technology. This process allows the fabrication by replication of these complex optics at a fraction of the cost of conventional technologies such as photolithography and reactive-ion etching.

     Early in 2000, Geltech introduced a line of all-glass gratings in response to the anticipated demand from the telecommunications industry for the fabrication of DWDM and other devices requiring high performance and sturdy gratings. These all-glass gratings present significant advantages over available gratings due to outstanding environmental resistance, high performance and low cost.

     Geltech continues to pursue the development of additional products based on Sol-Gel technology. Included in our new product plan are inorganic waveguides, active waveguides and arrayed waveguide gratings to be used in telecommunications applications.

BUSINESS STRATEGY

     Our management and marketing focus is organized with the intended purpose of serving two separate markets: (1) optoelectronics and fiber telecommunications ("telecom"), and (2) traditional optics (e.g. lasers, data storage, bar coding, medical equipment, consumer optics, etc.). We believe that GRADIUM glass and other optical materials can potentially be marketed for use in many optics and optoelectronics products.

     OPTOELECTRONICS AND FIBER TELECOMMUNICATIONS (TELECOM PRODUCTS)


     Optoelectronics technologies consist of an overlap of photonics and electronics and are key enablers of "Information Age" technologies, such as fiber optic communications, optical data storage, laser printers, digital imaging, and sensors for machine vision and environmental monitoring. The dramatic rise of the Internet, office automation, videoconferencing, local and wide area networking, and remote access telecommunications has fueled the demand for increased network capacity in both long-haul telecommunications and cable television networks.


     Given the inherently faster speed of light signals in fiber-optic networks and their immunity from electromagnetic interference, fiber-optic systems are replacing existing copper wire networks for long-haul (more than 600 kilometers) telecommunications networks. Cable television networks are also shifting to fiber-optic solutions for the distribution of signals from the broadcast station to the local cable distribution hubs. Today, fiber-optic cable is the primary medium for long-haul telecommunications and cable television networks and is making inroads to replace copper in the shorter distance "metro loops" that serve larger metropolitan and other public networks with transmission distances of less than 100 kilometers.

          COLLIMATORS

     Prior to 1998, we targeted various optoelectronic industry market niches as potential purchasers of our GRADIUM glass products. During 1998, we began the development of products for the emerging optoelectronics markets, specifically in the areas of fiber telecommunications. With our resolution of packaging and alignment issues we demonstrated our first passive optoelectronic product, the SMF Assembly, in 1998. This product is manufactured with automated production techniques we developed which utilizes laser fusion and fiber attachment. During 1999 and 2000, we expanded this product line, demonstrating to the telecommunication optical components industry that we can provide low cost products and solutions to meet their telecom-related collimator needs.

          ISOLATORS AND WDM SYSTEMS

     The demand for increased bandwidth in fiber-optic networks has led to the widespread use of a once-theoretical method for transmitting multiple signals at slightly different wavelengths through a single fiber to achieve efficient use of fiber capacity. This technique, known as wavelength division multiplexing, or WDM, requires separate source lasers transmitting slightly different wavelengths for each signal or "channel" and more complex modulators and optical amplifiers to control and amplify the signal in the network. WDM systems, originally developed for eight separate channels in 1996, are currently being designed to carry as many as 128 separate channels with 0.4 of a nanometer in differentiation between wavelengths. In theory, a single pair of optical fibers can carry more than 10 terabits of information per second, which is roughly equivalent to 156 million voice channels or 500,000 simultaneous two-way HDTV channels. Through Horizon and our investment in LightChip, we have positioned ourselves with products that are used within WDM systems.


     With our acquisition of Horizon, we acquired a manufacturer engaged in the automated production of passive optical components for the telecommunications and data communications markets. Horizon believes its primary strength is the design of optical subassemblies for automation. Horizon's team has a comprehensive background in the field of fiber optics, taking research efforts "off the bench" and into manufacturing. Drawing upon years of experience in automation, optoelectronic package design and testing, and a multitude of technical disciplines, Horizon has demonstrated novel solutions for today's WDM design and processing challenges. By targeting product families and creating common platforms for each, Horizon can rapidly tailor variations within a family, as the customer demands, and without major process or tooling changes. This philosophy is evident in their proprietary micro-fixture design and automated platform manufacturing process. This platform allows robots to mount micro-optics in small transferable fixtures that can be processed at various levels and converted into a variety of finished products. We believe Horizon has a competitive advantage for a certain segment of OEM business, especially as it relates to isolator products, since its proprietary platform allows Horizon to produce unique designs at competitive prices in a flexible, automated process.

     In fiscal 2001, Horizon released a new line of isolator assemblies for application in the metro and access telecom markets. This new line is based on a flexible manufacturing platform which can address a wide range of customer specifications while attracting lower cost applications.

          ASPHERIC LENSES

     Lenses in telecommunications applications perform two major tasks. One is for the collimation of light as it emerges from the fiber. This collimated light then passes through multiple components including isolators, filters, and a second collimator, before returning back into a fiber. The second major task is coupling light at the output of a laser diode to a fiber or waveguide. Aspheric lenses and lens arrays are used in both of these configurations.

     Telecom products manufactured using this technology include aspheric lenses, sub-millimeter lenses and lens arrays. Several new products targeting telecommunications applications, and using this technology are under development at Geltech. These new products include low-cost aspheric lenses, anamorphic lenses, cross cylinder lenses, multifunctional optical components and new components for low cost WDM products. All of these products have key relevancy for many different applications in the telecommunications market.

          SWITCHES

     In 1999, we entered into an exclusive licensing agreement with Herzel Laor for the commercialization of two fiberoptic opto-mechanical switch technologies. In August 2000 we introduced the LP1600 opto-mechanical switch at the National Fiber Optics Engineers Conference in Denver, Colorado. The LP1600 is a 1xN optical switch, which is designed to route one incoming fiber into one-of-many output fibers. The current design allows customers to select custom configurations of 4 to 24 output channels, with future designs allowing up to 100 output channels. The Company planned to manufacture the switch at its Albuquerque location using its patented automated fiber fusion and active alignment processes. Due to delays which developed after Kaifa Technology went through two acquisitions to ultimately become part of JDS Uniphase Corporation, we decided not to continue our efforts under a 1999 joint assembly and distribution agreement for the fiberoptic mechanical switches with Kaifa Technology. In fiscal 2001, due to the current economic environment we have elected to delay expenditures required to launch this product in fiscal 2002. We intend to concentrate instead on development of further enhancements to existing product lines.

          WAVEGUIDES

     Waveguides and Waveguide Array Gratings are important technologies for coupling and splitting wavelengths of light in DWDM applications. Typical configurations are made of silica on silicon and new developments are being made using Sol-Gel. The largest market segment for waveguide usage is currently in the area of multiplexing/demultiplexing.

          OTHER PRODUCTS

     We are currently developing additional optoelectronics products based on our proprietary technologies. Key strategic alliances with technology and marketing partners to design, build and sell next generation integrated components and devices may be considered in the future. However, we do not currently have any agreements, other than those discussed above, to enter into any strategic alliances for this purpose.

     TRADITIONAL OPTICS

          LASER MARKETS FOR GRADIUM LENSES


     We initially emphasized laser products because we believed GRADIUM lenses could have a substantial immediate commercial impact in laser products with a relatively small initial investment. The majority of the increase in sales of our lenses is due to optics used by YAG lasers. Generally, optical designers can substitute our standard GRADIUM glass components for existing laser lens elements. Lasers are presently used extensively in a broad range of consumer and commercial products, including fiber optics, robotics, wafer chip inspection, bar code reading, document reproduction and audio and video compact disc machines. Because GRADIUM glass can concentrate light transmission into a much smaller focal spot than conventional lenses, we believe, and customers' test results confirm, that GRADIUM glass has the ability to improve the current standard of laser performance. In 1998, our distributor, Permanova Lasersystems AB of Sweden, funded and completed a lengthy trial and testing period on GRADIUM YAG lenses which they qualified into systems produced by Rofin-Sinar GmbH, a major OEM manufacturer of high-powered CO2 and YAG lasers, headquartered in Germany.


     Our growth strategy is to increase our emphasis on key laser market niches and establish the necessary products and partnership alliances to sell into Europe and Asia as well as the U.S. market. During fiscal 1999, LightPath and Rodenstock Prazisionsoptik GmbH (Rodenstock) executed an agreement to transfer to Rodenstock the exclusive, application-related utilization and distribution of GRADIUM lenses throughout Europe. The agreement was for an initial five-year period. Rodenstock sold their precision optics division to Linos AG, a pioneer in the field of photonics, in June 2000. We believe our agreement and relationships will continue to grow under the Linos AG/Rodenstock alliance. We also have established relationships with eight additional foreign distributors.

          MOLDED ASPHERES

     In 1994, Geltech acquired the Precision Molded Optics process from Corning, Inc. Geltech's traditional optics product applications are molded aspheres used in optical data storage, high precision printing, bar coding and by manufacturers of medical equipment. In addition to the molded aspheres, Geltech also manufactures a family of traditional optics including laser flow tubes, polished cylinders and flats, and prisms. These devices are primarily sold to manufacturers of medical devices, laser eye surgery, and other traditional optic applications.

          ORIGINAL EQUIPMENT MANUFACTURERS ("OEMS")

     In addition to laser applications, through our printed and Internet on-line catalog, we offer a standard line of GRADIUM glass lenses for broad-based sales to optical designers developing particular systems for OEMs or in-house products. Because complex systems contain many optical components, and GRADIUM glass lenses can be utilized to reduce the number of lens elements in such systems, we believe that GRADIUM glass lenses can simplify the design and improve the performance of complex optical systems. However, design and production of an optical product is a lengthy process, and it may take years for producers to redesign complex optical systems using GRADIUM glass, reconfigure the product housing, re-engineer the assembly process and commence commercial quantity orders for GRADIUM glass components. Accordingly, we intend to focus our long-term marketing efforts on emerging industries, such as optoelectronics and fiber telecommunications designed in next-generation optical systems, and performance driven industries that are seeking to optimize performance of existing optical products.

     We believe OEM relationships may improve our ability to develop more sophisticated technology development methods and products, although there can be no assurances in this regard. Such OEM relationships have been utilized in the development of prototype lenses for manufacturers of endoscopes and wafer chip inspection equipment. We will evaluate future OEM projects based on a number of factors, including our assessment of the OEM's ability to fund the design effort for the project and expected impact upon future sales.

SALES AND MARKETING

     Extensive   product  diversity  and  varying  levels  of  product  maturity characterize the optics industry. Product markets range from consumer (e.g., cameras, copiers) to industrial (e.g., lasers, data storage), from products where the lenses are the central feature (e.g., telescopes, microscopes) to products incorporating lens components (e.g., robotics, semiconductor production equipment). Emerging technology markets require optics for bandwidth expansion and data transfer improvement in the drive to achieve an all optical network. As a result, the market for our products is highly segmented and no single marketing approach will allow us to access all available market segments.

     Since fiscal 1998, our primary marketing objective has been the development and marketing of passive components for the optoelectronics segment of the telecommunications industry and laser based products in the general optics product arena. The narrowing of our product focus was in response to the opportunities in the emerging optoelectronics market where we believe we have key advantages and our success in sales of laser based products. We believe our key advantages are:

     *    we have developed packaging solutions for optoelectronic products;
     * we have been able to develop patentable processes with optical materials that provide product solutions; and
     *    through automation, we have developed low cost production techniques.

     Combining these elements, we believe we have the opportunity to enter into key optical telecommunications markets with products that are enabling and cost effective. Although the same design constraints and technological shortcomings of conventional optical technology and materials restrict all optical products, we believe that our proprietary manufacturing processes, as well as the high quality associated with GRADIUM glass, results in a competitive advantage over other glass products currently available in our targeted markets. With our acquisition of Horizon, we have added to our line of passive optical components while maintaining our emphasis on low cost production from automation. With our acquisition of Geltech, we have added a product line sold into the active optical component markets as well as products to be sold into DWDM systems.

     OPTOELECTRONICS AND FIBER TELECOMMUNICATIONS

     In order to be more accessible to potential customers we have divided our sales staff into the following territorial areas because of their high concentrations of telecom users:

     *    California
     *    New Mexico
     *    Texas
     *    Florida
     *    New Jersey

     In addition, we have formalized relationships with eight industrial, optoelectronics and medical component distributors located in foreign countries to assist in distribution of telecom products outside the United States. Because the optics industry is highly fragmented, we utilize distributors and our Internet site (www.lightpath.com) as vehicles for broader promotion of our telecom products. We have placed, and will continue to place, print media advertisements in various trade magazines and will participate in appropriate domestic and foreign trade shows.

     The target market for our current products is concentrated within several industry experts such as Agere Systems, Inc., Lucent Technologies, Inc., Corning, Inc., JDS Uniphase Corporation and Alcatel Optronics. The lens and Gen3 collimator are used in free space applications where coupling to an optical fiber is required. We are developing these initial products into families of products as variations are made to meet specific customer requirements. Our focus will be on the Gen3 collimator as we believe that the Gen3 collimator will replace the collimating lens in many applications. Since many of our targeted customers currently assemble their own collimators, our sales approach will be to highlight the Gen3 collimator price/performance ratio (value) and compare that to the customer's internal costs plus their lost opportunity cost. During fiscal 2001, our large beam collimator was selected as the primary customized collimator built specifically for Corning's PurePath(TM) Wavelength Selective Switch. This product utilizes both a GRADIUM lens and a Gen3 collimator which takes advantage of the unique properties of both components.

     Telecom product sales for fiscal years 2001, 2000 and 1999 were approximately $21.1 million, $1.5 million and $57,000 respectively, primarily generated by targeting our sales efforts on collimators and isolators, entry level products currently used by the telecommunications industry. Our major telecom customers in fiscal 2001 and 2000 included Agere Systems, Inc., Lucent, Inc., Corning, Inc. and JDS Uniphase Corporation.

     Horizon's current marketing plan for isolators targets niche players in the telecom/datacom markets with high volume potential for the next decade.
Specifically, Horizon is focusing on the following market segments: (i) WDM long-haul system manufacturers, (ii) cable television carrier system manufacturers, (iii) "metro loop" system manufacturers, and (iv) Fiber Channel/Gigabit Ethernet system manufacturers. Horizon's largest customer, with sales of approximately $11.4 million and $900,000 in fiscal 2001 and 2000, respectively, was Agere Systems, Inc. ("Agere") (formerly the Microelectronics division of Lucent Technologies Inc.) Early in fiscal 2001, this platform was qualified to support Agere's premium isolator package for high volume production, although there can be no assurance that Agere will purchase Horizon products in these quantities. Horizon has also qualified a low-cost isolator platform to be used in the metro access markets.


     Geltech's current marketing plan for molded aspheres targets the asphere lenses used with the 980/1480 pump lasers, DFB lasers and tunable lasers with their major customers being JDSU, Alcatel and New Focus. Geltech is also focused on niche players in the DWDM who utilize all glass diffraction gratings and Sol-Gel waveguides. Geltech's micro lens array has application in optical switching, waveguide coupling and fiber array coupling. In addition, Geltech is focusing on several high volume opportunities in optical data storage working closely with the key players developing the next generation of audio/video devices.


     In addition to our telecom products business, we are planning on providing modules where several of our components are integrated with automation to provide a subassembly to the customer. We believe these modules have the potential to provide higher gross profit margins than the individual components. We are also addressing our customers DWDM needs by focusing our development team efforts on a "micro-collimator" assembly to target numerous requests for manufacturing services related to collimating packages. Generally, these inquiries are coming from producers of next generation switches, MEMS and other optical devices that need assistance with packaging and volume production.

          STRATEGIC ALLIANCES

               *    WDM Model and DWDM Prototypes

     Since fiscal 1997, we have entered into strategic alliances with other companies in an effort to quickly enter into the optoelectronics markets. For example, we currently own approximately 16.4% of the preferred and common shares outstanding of LightChip (13.2% if fully diluted by exercise of outstanding stock options). LightChip successfully demonstrated a WDM model and DWDM prototypes and product sales began in calendar 2001. We licensed the use of GRADIUM glass, as well as any newly developed intellectual property, in the field of fiber-optic communication systems, components and devices to LightChip. We have retained the rights to the specific areas of fiber collimators, isolators, amplifiers, circulators, couplers, splitters and fiber-optic switches.

               *    Switches

     In 1999, we entered into an exclusive licensing agreement with Herzel Laor for the commercialization of two fiberoptic opto-mechanical switch technologies. In August 2000 we introduced the LP1600 opto-mechanical switch at the National Fiber Optics Engineers Conference in Denver, Colorado. The LP1600 is a 1xN optical switch, which is designed to route one incoming fiber into one-of-many output fibers. The current design allows customers to select custom configurations of 4 to 24 output channels, with future designs allowing up to 100 output channels. The Company planned to manufacture the switch at its Albuquerque location using its patented automated fiber fusion and active alignment processes. Due to delays which developed after Kaifa Technology went through two acquisitions to ultimately become part of JDS Uniphase Corporation, we decided not to continue our efforts under a 1999 joint assembly and distribution agreement for the fiberoptic mechanical switches with Kaifa Technology. In fiscal 2001, due to the current economic environment we have elected to delay expenditures required to launch this product in fiscal 2002. We will concentrate instead on development of further enhancements to existing product lines. The telecommunications industry is subject to, among other risks, intense competition and rapidly changing technology, and there can be no assurances as to our ability to anticipate and respond to the demands and competitive aspects of this industry.

               *    Federally Funded Research on WDM Prototypes and Concepts

     We began our sales of WDM prototypes and concepts in 1997. With funding from a federal government contract, we worked in partnership with Radiant Research Inc. and the Microelectronics Research Center, University of Texas to address WDM problems encountered in network applications. By employing GRADIUM microlenses for a tunable WDM, we were able to develop possible solutions for these issues. In fiscal 2000 Phase 2 total funds of $750,000 were awarded to Radiant Research Inc. for continuation of the WDM project, of which we received approximately $300,000. The project ended in fiscal 2000.

          TRADE SHOWS

     We displayed our collimating lens, the SMF assembly and large-beam collimator assembly products at industry trade shows in early calendar 1999. We displayed the enhanced Gen3 collimator at the January 2000 Photonics West trade show. During fiscal 2001, we have displayed our additional product lines of isolators, molded aspheres, diffraction gratings and micro lens arrays. These shows provide an opportunity for us to meet with potential customers, distribute information and samples of our products or to discuss test results from samples previously sent.

     TRADITIONAL OPTICS

     Prior to our IPO in 1996, our resources had been applied primarily to research and development; consequently, LightPath and GRADIUM glass were not introduced to the commercial market. Promotion of our products through the Internet, trade advertising in industrial magazines and participation in numerous domestic and foreign trade shows increased interest and awareness of our products, resulting in additional lens sales. Traditional optics lens sales for fiscal years 2001 and 2000 were approximately $5.1 million and $768,000, respectively. The growth in 2001 was primarily due to the addition of Geltech's traditional optics business in September 2000, which accounted for $4 million of traditional optics sales in fiscal 2001. Geltech's products are used in data storage and by manufacturers of medical equipment. Lens sales are primarily due to sales of lenses for laser and wafer chip inspection markets. Our sales efforts in targeting laser applications, an area where GRADIUM lenses increase the quality of YAG laser beams and reduce the focal spot size, has received market acceptance. Our major customers in fiscal 2001 included Coherent, Alpine Research, Sunrise Technologies and Gerhard Franck Optronik GmBH. Our major customers in fiscal 2000 included Gerhard Franck Optronik GmBH and Permanova Laser Systems AB.

          INDUSTRIAL AND OPTOELECTRONIC DISTRIBUTORS IN FOREIGN COUNTRIES

     We have formalized relationships with eight industrial and optoelectronic distributors located in foreign countries. Because the optics industry is highly fragmented, we utilize distributors and the Internet as vehicles for broader promotion of GRADIUM glass. Our Internet web site (www.lightpath.com) is one source of information on GRADIUM glass, and potential customers can view products from our catalog. We have placed, and will continue to place, print media advertisements in various trade magazines and will participate in selected domestic and foreign trade shows. We have developed a network of selected independent optical engineering firms to promote the sale of GRADIUM glass products. Presently, eight optical engineering firms provide such optical design services and support.

          OEMS

     We intend to continue to market GRADIUM glass through existing relationships with OEMs for the production of specific prototype lenses to be incorporated into the manufacturer's proprietary products. Future OEM relationships will only be entered into based upon the OEM's ability to fund the product design and our assessment of its ability to achieve certain economic criteria. In fiscal 2000 we recognized $125,000 in licensing fees from a 1994 agreement with Karl Storz GMBH & Co., a major endoscope manufacturer, who converted to a non-exclusive arrangement.

          PROMOTIONAL AND EDUCATION ACTIVITIES FOR OPTICAL DESIGNERS

     As part of our marketing strategy, we have provided promotional and educational activities concerning GRADIUM glass and its properties, intended to familiarize and educate optical engineers from numerous, high performance optics markets. We presently have six standard profiles of GRADIUM glass that engineers can use for product design, and will continue to develop more profiles as required. Our existing GRADIUM glass profiles are compatible with established software design programs utilized by optical designers, enabling designers to integrate GRADIUM glass into their designs. While this enables designers to incorporate GRADIUM glass into their existing product design, we must increase familiarity with GRADIUM glass so that designers will be more likely to incorporate GRADIUM glass in their original designs. If a standard GRADIUM glass profile is not suited for a specific design, we have the capability to create a custom GRADIUM glass profile for the customer. Our objective is to educate optical designers, through the distribution of materials, about the potential of GRADIUM glass to provide them with additional flexibility and design freedom to create optical products more efficiently and with enhanced performance.

COMPETITION

     OPTOELECTRONICS AND FIBER TELECOMMUNICATIONS

     The telecommunications marketplace is renowned for its product quality and reliability demands. Every item must pass rigorous testing before being designed into devices and systems. We must establish a reputation as a quality supplier. The products must perform as claimed so that the customer will not need to test after the initial qualification, and we must be open to continuous improvement of our products and processes. If we can pass these tests we believe we can become a primary or second source supplier to the industry. However, this industry is subject to, among other risks, intense competition and rapidly changing technology, and there can be no assurances as to our ability to anticipate and respond to the demands and competitive aspects of this industry

          COLLIMATORS

     There are currently only a handful of direct competitors for our collimating lenses and Gen3 collimator. Nippon Sheet Glass currently supplies the majority of collimator lenses. The collimator lens is a separate business from Nippon Sheet Glass's primary product, automotive glass. The Gen3 collimator will compete against existing collimator assemblies, which are produced by Casix, DiCon Fiberoptics, Samsung Electronics, Wave Optics and Oz Optics. There are also a number of companies that assemble their own collimators, such as Lucent, and JDS Uniphase. These competitors have greater financial, manufacturing, marketing and other resources than LightPath. We are aware of current research projects that integrate optical technologies, such as existing planar waveguide structures, which have the potential to replace some of the current collimator applications. We believe that many of these products currently have limitations which have made their wide spread usage unfeasible, thereby reducing the likelihood that they will replace current collimator applications in the immediate future.

          ISOLATORS

     Horizon competes with a few specific players in the isolator segment of the WDM components market. These include Namiki, TDK, Tokin, Kyocera, Sumitomo and Kaifa Technology (acquired by E-TEK/JDS Uniphase). Horizon's strategy does not involve direct competition with the "catalog" offerings of these companies; rather, Horizon focuses its efforts on designing and manufacturing specialty and hybrid components according to particular OEM specifications by delivering flexible and novel packaging solutions achieved by its automated platform.

          MOLDED ASPHERES

     Geltech competes with Hoya Corporation and Asahi Corporation in the molded asphere lenses. Diffraction gratings or a competitive solution are sold by American Holigraphics, Jobin Yvan and Pirelli; arrayed waveguide gratings are produced by Lucent and PIRI; and reflective gratings are produced by Instruments SA. In addition, for less performance driven applications, Geltech competes with manufacturers of plastic aspheres.

          SWITCHES AND OPTICAL CROSS-CONNECTS ("OXC")


     Mechanical switches comprise the majority of switches used today in the telecommunications industry. Current competitors in this area include JDS Uniphase and Dicon Fiberoptics. These competitors have greater financial, manufacturing, marketing and other resources than LightPath. OXC perform high speed wavelength routing, switching and conversion functions in an optical network. We intend to continue with the development of OXC. We believe our material processing expertise will be key to the development of OXC products which overcome the cost and performance challenges of current technology. Today switching is generally performed electronically, however, several non-optical switches have recently been announced. To our knowledge, all of these devices remain in development.


     TRADITIONAL OPTICS

     The market for optical components is highly competitive and highly fragmented. We compete with manufacturers of conventional spherical lens products and optical components, providers of aspheric lenses and optical components and producers of optical quality glass. To a lesser extent, we compete with developers of radial gradient lenses and optical components. Many of these competitors have greater financial, manufacturing, marketing and other resources than we do.

     Manufacturers of conventional lenses and optical components include industry giants such as Eastman Kodak Corporation, Nikon, Olympus Optical Company, Carl Zeiss and Leica AG. In addition to being substantial producers of optical components, these entities are also some of the primary customers for such components, incorporating them into finished products for sale to end-users. Consequently, these competitors have significant control over certain markets for our products. In addition, although these companies do not manufacture axial gradient lenses, and although we believe that we have substantial technological expertise in this field, these companies could rapidly pursue development of axial gradient products, in light of their substantial resources. In addition, our products compete with other products currently produced by these manufacturers.

     Manufacturers of aspheric lenses and optical components provide significant competition for our traditional optics in providing products that improve the shortcomings of conventional lenses. Aspheric lens system manufacturers include Eastman Kodak Corporation, Hoya Corporation, Schott Glass, Hikari Glass Co., Ltd. and U.S. Precision Lens. The use of aspheric surfaces provides the optical designer with a powerful tool in correcting spherical aberrations and enhancing performance in state-of-the-art optical products. But the nonspheric surfaces of glass "aspheres" are difficult to fabricate and test, are limited in diameter range and induce light scatter. Plastic molded aspheres, on the other hand, allow for high volume production, but primarily are limited to low-tech consumer products that do not place a high demand on performance (such as plastic lenses in disposable cameras). Molded plastic aspheres appear in products that stress weight, size and cost as their measure of success. Molded glass aspheric technology requires high volume production to be cost-effective because hand polishing is too time consuming. Despite these drawbacks, aspheric lenses presently have significant commercial acceptance.

     To a lesser extent, we compete with manufacturers of other gradient index lens materials. Currently, processes to produce gradient index materials include ion-exchange, chemical vapor deposition and Sol-Gel, all of which produce small radial gradient index rods with limited applications. Manufacturers using these processes include Nippon Sheet Glass, Olympus Optical Company, and Gradient Lens Corporation. We believe that these processes are limited by the small refractive index change achievable (typically, < 0.05), the small skin depth of the gradient region (typically < 3 mm), the lack of control of the shape of the resultant gradient profile, limited glass compositions, and high per unit manufacturing costs.

MANUFACTURING

     LIGHTPATH

     LightPath has full scale commercial manufacturing operations in its Albuquerque, New Mexico facilities, totaling 30,300 square feet. In June 2000, we completed the initial construction of a 5,000 square foot clean room that houses seventeen operational manufacturing stations. Each station includes laser fusion and housing equipment and an automated testing process. We currently have two laser polishing stations in operation. With this equipment, we believe our facilities can meet the capacity requirements of our planned telecom products for several years. Our present telecom manufacturing facility can also be expanded by approximately 25% if needed.

     Due to manufacturing techniques we have developed, we believe our costs to produce the Gen3 collimator will be less than the traditional industry manufacturing costs. In April 1996, we built out our lens manufacturing plant for traditional optics. We believe that the present manufacturing facility can produce in excess of 2 million lens blanks per year depending on product size and mix. However, to date, we have not manufactured products in such quantities, as our sales have not supported this scale of production.

     Our purchase of five larger, more sophisticated furnaces, milling machines and metrology equipment in fiscal 1998 generated further production efficiencies in the form of yield efficiencies and reduced unit production costs. The furnaces, which are equipped with monitoring and feedback systems, allow production of multiple boules that are up to four times as large as our initial boules. Automation of certain assembly processes, including core drilling and metrology, are resulting in further cost savings and quality improvements. GRADIUM glass lenses have spherical surfaces, and as a result lens finishing costs will continue to be considerably less expensive than most aspheric lenses. As a result of our manufacturing efficiencies and use of off-the-shelf base glass, GRADIUM lenses are generally price competitive with conventional homogenous lenses.

     Much of product qualification is performed in-house. Our test and evaluation capabilities include Damp Heat, High/Low Temp Storage, and a Thermal Shock Oven, which are representative of the equipment required to meet BellCore Testing requirements. Our engineering departments have full design and CAD/CAM technical support. The implementation of Statistical Process Controls has allowed us to eliminate costly manual testing operations. We believe the ability to maintain consistently high quality at the manufacturing stage represents a significant asset and distinctive characteristic of our production capabilities. Quality control will be critical to our ability to bring telecommunication products to market as the customers demand rigorous testing prior to purchasing a product.

          SUBCONTRACTORS; STRATEGIC ALLIANCES

     We believe that low manufacturing costs will be crucial to our long-term success. We presently use subcontractors for finishing lenses, including the collimator lens, and intend to continue to do so. We have the internal capability to finish prototype lenses and small volume orders. We have qualified and licensed numerous finishers to fabricate lenses, several of which are located in Asia. Qualification of additional offshore finishers to augment our strategy of maximizing cost efficiencies will continue to be a top manufacturing priority while the assembly and alignment of collimators will be done with automation at our manufacturing facilities.

     We entered into a 1997 strategic alliance with Hikari Glass Co., Ltd. of Japan (a 40% owned subsidiary of Nikon) to consider using Hikari as a possible second source for GRADIUM glass production, as a possible source for high-volume blank production, to increase the presence of GRADIUM glass in Hikari's established Asian markets and to develop a continuous flow manufacturing process, currently used by Hikari for high-end optical lenses. In February 2000, Hikari announced that they intended to spend $5 million to purchase equipment necessary to build out a second facility for GRADIUM glass materials and other products. The companies have plans to implement some of our goals during fiscal year 2002.

     We have taken steps to protect our proprietary methods of repeatable high quality manufacturing by patent disclosures and internal trade secret controls.

          SUPPLIERS

     Base optical materials, used in both optoelectronic and traditional optic products, are manufactured and supplied by a number of major manufacturers, such as Hikari, Schott Glaswerke and Hoya Corporation. Optical fiber and collimator housings are manufactured and supplied by a number of major manufacturers, such as Corning. We believe that a satisfactory supply of production materials will continue to be available at reasonable prices, although there can be no assurances in this regard.

     HORIZON

     Horizon's manufacturing lines are housed in approximately 5,000 square-feet of clean room space (certified Class 10,000) within their Walnut, California facility. The manufacturing lab contains dual beam laser welding stations, sub-micron alignment engines, robotic assembly stations, automated dispensing systems and precision dicing equipment. A tool and die operation, including EDM capability, is located in a separate shop and assembly area. The shop supports Horizon's product design and automation efforts including metrology and inspection, part prototype fabrication for proof of concept, and machine building from prototype to production line. The primary benefits of Horizon's approach to manufacturing are (i) reduced costs as a result of higher yields and throughput, and (ii) product consistency as a result of eliminating manual labor. We believe Horizon is the only manufacturer of free-space isolators currently using automated manufacturing. Horizon has similar product qualification processes and equipment as LightPath.

          SUPPLIERS

     Horizon currently purchases a few key materials from single or limited sources. The polarizing glass used in its isolator products is supplied exclusively by Corning and is marketed as Polarcora. To date, Horizon has been able to acquire an ample supply of polarizing glass. The latching garnet used in some isolators is supplied exclusively by Agere. Allocations of supply for this raw material can be very competitive but have not been an issue to date. Non-latching garnet and other crystals used in Horizon's other isolator products are provided by a number of vendors, including Casix, Sumitomo and TDK. Available quantities and adequate pricing of this garnet has not proven problematic. We believe that a satisfactory supply of production materials will continue to be available at reasonable prices, although there can be no assurances in this regard.

     Horizon also relies on local and regional vendors for component materials such as housings, fixtures and magnets. In addition, certain Horizon products require external processing such as brazing and metalization. To date, Horizon has found a suitable number of qualified vendors in the Southern California market.

     GELTECH

     Geltech's manufacturing lines are housed in approximately 23,000 sq./ft at its headquarters in Orlando, Florida. This facility includes extensive research and development labs featuring state-of-the-art equipment and metrology. The manufacturing plants include lens pressing equipment, high precision mold production equipment, advanced metrology and inspection equipment and coating facilities. The Orlando plant features an extensive tooling and machine shop, developed for the fabrication of proprietary press workstations, and advanced mold development.

     In November 2001, Geltech moved into a new 41,000 sq/ft., production facility to accommodate current and future growth needs in Orlando. At this time we consolidated our traditional optics work within the new facility and closed a second site. The new facility will feature extensive clean room operations, expanded tooling and coating work areas, and expanded areas for the production of diffraction gratings and micro-lens arrays. The new production facility will also emphasize automation in all phases of manufacturing. The new facility is expected to provide Geltech with the platform to significantly reduce costs through process improvements and automation, and provide the capacity needed for the fulfillment of high volume opportunities.

          SUPPLIERS

     Geltech utilizes a number of glass compositions for the manufacture of its molded glass aspheres and lens array products. One such glass is a proprietary glass composition licensed from and manufactured by Corning Incorporated.

Corning Incorporated is currently the sole source for this glass composition. We believe that a satisfactory supply of production materials will continue to be available at reasonable prices, although there can be no assurances in this regard. Suppliers and second sources of other glass compositions are readily available.

     Geltech also relies on local and regional vendors for component materials and services such as chemicals and inert gases, specialty ceramics, UV coatings and other specialty coatings. To date, Geltech has found a suitable number of qualified vendors for these materials and services.

PATENTS AND OTHER PROPRIETARY INTELLECTUAL PROPERTY

     Our policy is to protect our technology by, among other things, patents, trade secret protection, trademarks and copyrights. As of June 2001, LightPath and its subsidiaries had forty-nine issued U.S. patents, twenty-nine foreign patents and had filed numerous applications for additional U.S. patents and foreign patents. Patents have been issued and/or patent applications have been filed in the areas of glass composition, glass molding, gradient geometries, production processes, sol-gel processing, product design, fiber attachment, robotic assembly and micro-fabrication. The first of our issued patents expires in 2006; the remainder expire at various times through 2018. Patent applications corresponding to our U.S. applications have been filed in the patent offices in Europe and Japan pursuant to the Patent Cooperation Treaty. Under the Patent Cooperation Treaty, a patent applicant may file one patent application and have it acknowledged as an accepted filing in as many member nations to the Patent Cooperation Treaty as the applicant elects.

     In addition to patent protection, certain process inventions, lens designs and innovations are retained as trade secrets. A key feature of GRADIUM glass is that, once fabricated, it does not reveal our formula upon inspection and, to our knowledge, cannot be reverse?engineered.

     LightPath(R) is now registered as a service mark in the United States and GRADIUM (R) is a registered trademark. Horizon has filed a federal trademark application for the mark "Horizon Photonics". Geltech's StableSil (R) is a registered trademark.

     There can be no assurance that any issued patents owned by us will afford adequate protection to us or not be challenged, invalidated, infringed or circumvented, or that patent applications relating to our products will result in patents being issued. There can be no assurance that any rights granted to us for technologies that we may license in the future will provide competitive advantages to us. There can be no assurance that patents owned or licensed by us that are issued in one jurisdiction will also be issued in any other jurisdiction. Furthermore, there can be no assurance that the validity of any of the patents would be upheld if challenged by others in litigation or that our activities would not infringe upon patents owned by others.

     Further, there can be no assurance that others have not independently developed or will not independently develop and patent similar or superior products and technologies, duplicate any of our products or technologies or design around our patents. There can be no assurance that patents issued to others will not adversely affect the development or commercialization of our products or technologies. We do not have an insurance policy for patent infringement liability coverage for costs or damages relating to claims of infringement. We could incur substantial costs in defending suits brought against us or any of our licensees, or in suits in which we may assert that our patent or patents provide us with rights against others or in suits contesting the validity of a patent. Any such proceedings could be protracted. In addition, there can be no assurance that we would be successful in defending our patent rights in any future infringement action. If the outcome of any such litigation is adverse to our interests, our business may be materially adversely affected.

     We do not believe that any of our products or processes infringes any U.S. or foreign patent rights of any other party. There can be no assurance, however, that our products or processes do not infringe on a United States or foreign patent, or patent application. Patent applications in the United States are maintained in secrecy until the patent is issued. We could incur substantial costs in defending ourself in infringement litigation brought by others, or in prosecuting infringement claims against third parties. An adverse party claiming patent or copyright infringement might assert claims for substantial damages or seek to obtain an injunction or other equitable relief, which could effectively block the ability for us to make, use, distribute and sell products.

     We also rely on trade secrets and proprietary know-how. We seek to protect our trade secrets and proprietary know-how, in part, by confidentiality agreements with our employees, consultants and customers. However, there can be no assurance that our confidentiality agreements will not be breached or that we would have adequate remedies for any breach. Some of the confidentiality agreements that we rely upon will expire in the next few years. There can be no assurance that others will not independently develop technology or processes substantially equivalent to or better than our technology or processes, or that our trade secrets will not otherwise become disclosed to or independently discovered by our competitors.

ENVIRONMENTAL AND GOVERNMENT REGULATION

     Currently, emissions and waste from our present manufacturing processes are at such low levels that no special environmental permits or licenses are required. In the future, we may need to obtain special permits for disposal of increased waste by-products. The glass materials we utilize contain lead and other toxic elements in a stabilized molecular form. However, the high temperature diffusion process results in low-level emissions of such elements in gaseous form. If production reaches a certain level, we believe that we will be able to efficiently recycle certain of our raw material waste, thereby reducing disposal levels. We believe that we are presently in compliance with all material federal, state and local laws and regulations governing our operations and have obtained all material licenses and permits necessary for the operation of our business.

     Horizon uses a low-emission spray booth for the application of certain solvents and adhesives in its manufacturing process. Horizon maintains a permit for its spray booth through its local air quality management district and believes it is in full compliance with all applicable regulations. Geltech utilizes certain chemicals and solvents in its manufacturing process. Geltech maintains all necessary permits and believes it is in full compliance with all applicable regulations

     There are currently no federal, state or local regulations that restrict the manufacturing and distribution of our telecom products or GRADIUM glass materials. Certain end user applications will require that the complete optical systems receive government approval, such as Federal Drug Administration approval for use in endoscopy. In these cases, we will generally be involved on a secondary level and the OEM customer will be the responsible for the license and approval process.

RESEARCH AND DEVELOPMENT

     From August 1985 through June 1996, we were engaged in basic research and development that resulted in the discovery of GRADIUM glass and the proprietary processes for fabricating GRADIUM glass lenses. This research included theoretical development of the mathematical formulas for accurately defining GRADIUM glass, development and refinement of the prescribable, repeatable fabrication process, and development of the software modeling tools and metrology. We shipped our first GRADIUM glass products in May 1994. Our initial flint product line is lead-based. The flint GRADIUM glass family has been expanded over the years, to include crown glasses, titania silicate glasses and polymer materials. We intend to continue fundamental materials research, process and production optimization and the development of new glass compositions to create different "families" and geometries of GRADIUM glass materials to be offered to customers. "Families" of glass are various base glass compounds comprised of different elements. Variation of refractive index can be accomplished by using different elements in glass.

     Further development is necessary to produce GRADIUM glass materials for high performance, white light applications (such as high performance microscopes and other products where sensitive color discrimination is critical). We will continue to upgrade the material design modeling software and optical design tools to facilitate product design. Working with DR Technologies, we successfully completed the development of GRADIUM polymer and acrylic materials in fiscal 1998. These materials may be used for solar concentrators used in space applications and for conformal optics (optics that conform to design specifications of aircraft and missiles) where more aerodynamic shapes are required.

     The majority of present development efforts are focused on the Gen3 collimator assembly and expanding the Company's products to the areas of switches, interconnects and cross-connects for the telecommunications industry. Our acquired businesses continue their efforts in the area of isolators and next generation optical subassemblies, diffractive gratings, waveguides, lens arrays and sub-assembly technologies. We incurred expenditures for research and development for the years ended June 30, 2001, 2000 and 1999 of $7,089,931, $1,449,347 and $615,371, respectively. In addition, during fiscal 2001, $9.1 million and during fiscal 2000 $4.2 million of in-process research and developments costs were expensed related to the acquisition of Geltech and Horizon, respectively. We currently plan to expend approximately $6.5 million for research and development during fiscal 2002, which could vary depending upon progress of projects in the proof of concept stage.

EMPLOYEES

     We currently have approximately 200 full-time employees in California, New Mexico, Texas, Florida and New Jersey. Although we have reduced our workforce by approximately 190 people during the last three quarters, we expect to continue to hire selectively in the manufacturing, engineering, sales and marketing and administrative functions to the extent consistent with our business levels. We intend to continue our current practice of utilizing outside consultants, where appropriate, in addition to hiring full-time personnel. None of our employees are represented by labor unions.

               PRICE RANGE OF THE COMPANY'S CLASS A COMMON STOCK.

     The following table sets forth the range of high and low bid prices for the Class A Common Stock for the periods indicated, as reported by Nasdaq, the principal system on which such securities are quoted. The quotation information below reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                                      Class A
                                                                    Common Stock
Fiscal Year Ended        Quarter ended                    High          Low
-----------------        -------------                    ----          ---
June 30, 2000:           September 30, 1999             $  7.19       $  1.78
                         December 31, 1999              $ 18.69       $  3.13
                         March 31, 2000                 $ 65.31       $ 15.88
                         June 30, 2000                  $ 41.38       $ 15.63

June 30, 2001:           September 30, 2000             $ 57.94       $ 26.50
                         December 31, 2000              $ 48.00       $ 10.56
                         March 31, 2001                 $ 27.44       $ 10.25
                         June 30, 2001                  $ 19.00       $  6.65

June 30, 2002:           September 30, 2001             $  8.39       $  1.78

     We estimate that there were approximately 300 holders of record and approximately 19,000 beneficial holders of the Class A Common Stock on August 15, 2001. We have not paid cash dividends in the past and we do not intend to pay dividends in the foreseeable future. Declaration of dividends will be at the discretion of the Board of Directors.

     SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     LightPath  is providing  the  following  information  to assist you in your
financial  analysis  of  the  Company.   The  table  below  represents  selected
historical consolidated statement of operations and balance sheet data of LightPath Technologies, Inc. and subsidiaries. The consolidated statement of operations data set forth below for the years ended June 30, 2001, 2000 and 1999 and the consolidated balance sheet data as of June 30, 2001, 2000 and 1999 are derived from, and are qualified by reference to, the audited consolidated financial statements of LightPath Technologies, Inc. and subsidiaries included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the years ended June 30, 1998 and 1997 and the consolidated balance sheet data as of June 30, 1998 and 1997 are derived from audited consolidated financial statements of LightPath Technologies, Inc. and subsidiaries not included in this prospectus. The consolidated statement of operations data set forth below for the three months ended September 30, 2001 and 2000 and the consolidated balance sheet data as of September 30, 2001 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included elsewhere in this prospectus.

     In LightPath's opinion, the unaudited consolidated information for the three months ended September 30, 2001 and 2000 reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the results of operations and financial condition. Results from interim periods should not be considered indicative of results for any other periods or for the year. This information is only a summary. You should read it in conjunction with LightPath's historical financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

In 000's except per             Three months ended
share data                         September 30                             Fiscal Year end June 30
                               ----------------------    -------------------------------------------------------------
                                 2001         2000          2001         2000         1999         1998         1997
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------
Total Revenues                 $   3,458    $   3,065    $  26,143    $   2,266    $   1,086    $     758    $     674
Cost of Sales                      3,114        1,725       15,284        1,310          409          290          152
Operating Loss                   (11,066)     (17,769)     (63,126)     (16,198       (2,857)      (3,553)      (3,104)
Net loss applicable
to common
shareholders                   $ (10,382)   $ (16,966)   $ (60,853)   $ (17,842)   $  (3,359)   $  (6,030)   $  (2,998)
                               =========    =========    =========    =========    =========    =========    =========
Basic & Diluted Net
Loss per share                 $   (0.54)   $   (0.93)   $   (3.19)   $   (1.86)   $   (0.79)   $   (2.00)   $   (1.09)
                               =========    =========    =========    =========    =========    =========    =========
Number of shares
used in per share
calculations                      19,371       18,328       19,064        9,587        4,271        3,011        2,755

Total Assets                   $  77,277                 $  84,290    $ 100,713    $   2,767    $   6,308    $   2,709
Working Capital                   30,469                    35,375       59,129        1,001        4,561          873

Stockholders' Equity           $  70,497                 $  78,024    $  98,298    $   1,828    $   4,895    $   2,059

         SUPPLEMENTARY QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

                                                                              Net Loss        Basic and    Number of
                                                                            Applicable to    Diluted Net  Shares used
Three Months                                                                   Common         Loss per    in per share
  Ended                       Revenues     Gross Profit  Operating Loss      Shareholders       Share     Calculation
  -----                       --------     ------------  --------------      ------------       -----     -----------
Fiscal 2000:
09/30/99                    $    269,105   $    184,284   $   (589,411)      $ (1,024,536)      $(0.20)     5,222,931
12/31/99                         277,795        172,786     (1,001,630)        (2,139,621)       (0.32)     6,786,966
03/31/00                         333,175        191,197     (2,419,398)        (3,134,329)       (0.29)    10,674,337
06/30/00                    $  1,386,189   $    408,286   $(12,187,483)(1)   $(11,543,524)(1)   $(0.73)    15,741,760

Fiscal 2001:
09/30/00                    $  3,064,939   $  1,340,165   $(17,768,798)(2)   $(16,965,646)(2)   $(0.93)    18,327,625
12/31/00                       7,760,606      3,049,119     (9,454,104)        (8,863,512)       (0.46)    19,242,857
03/31/01                      10,269,074      4,656,152     (9,680,718)        (9,175,835)       (0.48)    19,332,856
06/30/01                    $  5,048,537   $  1,814,026   $(26,222,658)(3)   $(25,847,917)(3)   $(1.33)    19,362,307

Fiscal 2002:
09/30/01                    $  3,458,046   $    344,279   $(11,065,974)      $(10,381,860)      $(0.54)    19,371,167
                            ------------   ------------   ------------       ------------       ------     ----------

(1) Includes $4.2 million charge for acquired in-process research and development from the April 2000 acquisition of Horizon Photonics, Inc.
(2) Includes $9.1 million charge for acquired in-process research and development from the September 2000 acquisition of Geltech Inc.
(3) Includes $13.8 million charge for asset impairment, $13.4 million from the June 2001 adjustment to the carrying value of the intangible assets, goodwill and customer supply agreement, related to the Horizon Photonics Inc. acquisition and $0.4 million for equipment held for disposal due to a site closure.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A SAFE HARBOR FOR FORWARD LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. ALL STATEMENTS IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE IN THIS PROSPECTUS, OTHER THAN STATEMENTS OF HISTORICAL FACTS, WHICH ADDRESS ACTIVITIES, EVENTS OR DEVELOPMENTS THAT THE COMPANY EXPECTS OR ANTICIPATES WILL OR MAY OCCUR IN THE FUTURE, INCLUDING SUCH THINGS AS FUTURE CAPITAL EXPENDITURES, GROWTH, PRODUCT DEVELOPMENT, SALES, BUSINESS STRATEGY AND OTHER SIMILAR MATTERS ARE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE BASED LARGELY ON THE COMPANY'S CURRENT EXPECTATIONS AND ASSUMPTIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS SET FORTH HEREIN AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S EARLY STAGE OF DEVELOPMENT, THE NEED FOR ADDITIONAL FINANCING, INTENSE COMPETITION IN VARIOUS ASPECTS OF ITS BUSINESS AND OTHER RISKS DESCRIBED IN THE COMPANY'S REPORTS ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, ALL OF THE FORWARD-LOOKING STATEMENTS MADE HEREIN ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS OR DEVELOPMENTS ANTICIPATED BY THE COMPANY WILL BE REALIZED. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE ANY OF THE FORWARD LOOKING STATEMENTS CONTAINED HEREIN.


RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH THE THREE MONTHS ENDED SEPTEMBER 30, 2000

CONSOLIDATED OPERATIONS

     Our consolidated revenues totaled $3.5 million for the first quarter of fiscal 2002, an increase of approximately $0.4 million or 13% over revenues for the first quarter of fiscal 2001. The increase was primarily attributable from growth of $1.1 million or 456% in finished lens sales offset by a decrease in telecom product sales of $0.7 million or 26%. Sales generated from the acquired Geltech business accounted for $1.2 million or 34% of the total revenue as compared to $0.4 million or 14% of total revenue for the comparable period last year.


     Backlog does not represent sales, rather it is an indicator of customer orders received by the Company. Sales revenues from orders will be recognized in future quarters, generally nine to twelve months, as the products are shipped. At September 30, 2001, our consolidated backlog was $16.5 million consisting of $14.6 million in optical components and $1.9 million for lens sales, as compared to June 30, 2001 sales backlog of $17 million. Within our current backlog are purchase orders where shipments have been pushed-out past their original delivery dates and the customers have not yet provided us with revised shipment dates. Accordingly, we are unable to determine the quarters in which we anticipate shipment will occur.

     In the first quarter of fiscal 2002, consolidated cost of sales was 90% of product sales, an increase from the comparable period last year which reported cost of sales of 56%. All divisions, due to the reduction in sales for telecom products, reported increased cost of sales due to the underutilization of manufacturing facilities and staff which reduced our gross margin by approximately 25% Finally some traditional optic products sold during the first quarter of fiscal 2002 had a negative gross margin which impacted consolidated gross margins by approximately 9%. To counter these cost overages we reduced the manufacturing staff, eliminated unprofitable traditional optic products, and closed our Auburn, California facility resulting in a total decrease in manufacturing personnel of 37% from June 30, 2001. It is anticipated that these measures will improve our cost of sales in the second quarter as we work to balance our manufacturing capabilities and product lines, however, we believe economic conditions may result in pricing pressure in future quarters of fiscal 2002 which could cause reduced margins.


     During the first quarter of fiscal 2002, selling, general and administrative costs increased by $0.4 million from first quarter of fiscal 2001 to $3.8 million, due primarily to $1.2 million accrued for legal fees and the proposed litigation settlement, and $0.5 million of administrative costs incurred by Geltech which were partially offset by a decrease of $1.3 million in LightPath administration and manufacturing support personnel costs. We incurred several non-cash charges during the first quarter of fiscal 2002, including $2.7 million in amortization of goodwill and intangibles from acquisitions, and $2.8 million in stock-based compensation charges. Research and development costs increased by approximately $0.7 million to $2.1 million in first quarter of fiscal 2002 versus 2001 of which $0.3 million was due to Geltech. The majority of development work consisted of expenses associated with automation development and the New Jersey facility, where development work is on-going to expand the Company's products to the areas of switches for the telecommunications industry. Our acquired businesses continue their efforts in the area of isolators and next generation optical subassemblies, diffractive gratings, waveguides, lens arrays and sub-assembly technologies. In an effort to control our research and development costs we have reduced the staff levels in New Jersey and are in the process of subleasing the New Jersey facility.


     Investment and other income included a non-recurring gain of approximately $390,000 related to the sale of certain assets located in Auburn, CA, while interest earned on investments decreased approximately $497,000 in the first quarter of fiscal 2002 as a result of lower interest rates and a decrease in cash balances. Interest expense in the first quarter of fiscal 2002 and the comparable period of fiscal 2001 was not significant.


     Net loss of $10.4 million in the first quarter of fiscal 2002 includes $5.5 million from the non-cash charges described above and $1.2 million related to litigation settlement costs, which if excluded, would have resulted in a net loss of $3.7 million. As compared to the first quarter of fiscal 2001 which reported a net loss of $16.9 million including $14.3 million in non-cash charges, which if excluded, would have resulted in a net loss of $2.6 million. The $1.1 million increase in net loss was due primarily to the $0.4 million increase in total revenues offset by the increased cost of sales of $1.4 million while decreases in operating costs primarily in selling, general and administrative expense offset increased research and development costs. Net loss applicable to common shareholders of $10.4 million for the first quarter of fiscal 2002 included an additional charge of $25,609 attributable to the premium on our outstanding preferred stock. Net loss per share of $0.54 in the first quarter of fiscal 2002 was a decrease of $0.39 compared to the first quarter of fiscal 2001 net loss per share of $0.93. Net loss applicable to common shareholders for the first quarter of fiscal 2001 of $17 million included $26,913 attributable to the premium on the Company's outstanding preferred stock.

TELECOM SEGMENT

     For the first quarter of fiscal 2002, telecom product sales decreased 26% to approximately $2.1 million from $2.8 million for the comparable period last year. Telecom product sales generated from the Geltech acquisition accounted for $494,000 or 24% of telecom revenue in the quarter. The telecom segment results include isolator sales of $1.2 million, $0.4 million of collimator product sales and $0.5 million of active telecom components sales. The telecom product backlog was $14.6 million at September 30, 2001, versus $15 million at June 30, 2001. The sales backlog is composed of $11 million for isolator products, $2.7 million for collimator products, and $0.9 million for active telecom components. Within our current backlog are purchase orders where shipments have been pushed-out past their original delivery dates and the customers have not yet provided us with revised shipment dates. Accordingly, we are unable to determine the quarters in which we anticipate shipment will occur. Sales orders from Agere

Systems, Inc. represent 55% of the current backlog, however, sales to Agere during the first quarter of fiscal 2002 represented less than 10% of telecom sales. The telecom segment incurred an operating loss of $2.5 million for the first quarter of fiscal 2002 as compared to a loss of $1.8 million for the comparable period last year due to decreased margins for underutilization of capacity and increased research and development costs associated with the switch project.

     The decrease in telecom sales for the quarter together with the flat sales backlog reflect the general market condition for optical components and the broader telecommunications sector. We continue to work closely with our customers to manage excess inventory levels as well as focus with them on next generation products. During the first quarter, our work on next generation systems led to design wins and corresponding orders of $2 million with two new customers, but overall spending levels are currently restrained. We have implemented processes built around automated platforms that are resulting in significant yield improvements that we believe are unmatched in the photonics industry. We have also been able to maintain robust design activity throughout most of this downturn which we attribute to the reliability of our products demonstrated by the completion of full Telcordia qualifications during the first quarter of fiscal 2002. It is our belief that the photonics industry will begin to mature as the industry moves out of this downturn and that there will be less focus on rapid capacity expansion and more focus on manufacturing and process issues. Specifically, we believe attention will shift to the implementation of highly automated manufacturing processes and yield improvements where we believe we have a significant advantage.

TRADITIONAL OPTICS SEGMENT

     During the first quarter of fiscal 2002, the majority of our approximately $1.4 million of segment sales were $1.1 million in finished lens products and $0.3 million from laser optic lenses, versus $249,000 for the comparable period last year. The growth over the comparable period of the prior year was due primarily to the sales of optics products from the Geltech acquisition which accounted for $1.1 million of traditional optics sales for the first quarter of fiscal 2002. Geltech's traditional optics products are used in data storage and by manufacturers of medical equipment. During the first quarter of 2002, we have stopped manufacturing several product lines, including data storage lenses due to unfavorable margins. In addition, due to the closure of the Auburn, CA facility we consolidated Geltech's manufacturing into the Orlando facility. At September 30, 2001, we had lens product backlog of $1.9 million versus $2 million at June 30, 2001. The traditional optics segment incurred an operating loss of approximately $727,000 for the first quarter of fiscal 2002 as compared to an operating loss of approximately $317,000 for the comparable period last year. The increased loss was primarily due to the unfavorable margins we incurred during the quarter.

FISCAL YEAR ENDED JUNE 30, 2001 COMPARED TO FISCAL YEAR ENDED JUNE 30, 2000

TELECOM SEGMENT - (optoelectronics and fiber telecommunications)

During fiscal 2001, telecom product sales increased to approximately $21 million versus $1.5 million for the comparable period last year. The telecom segment results include isolator sales of $13 million, $4.2 million of collimator product sales and $3.8 million of aspheric optics for active telecom product sales. Sales generated from acquired businesses accounted for $15.8 million or 81% of the increase in telecom revenue.


Backlog does not represent sales, rather it is an indicator of customer orders received by the Company. The telecom product backlog decreased to $15 million at June 30, 2001 versus $17.1 million at March 31, 2001, $20.2 million at December 31, 2000 and $9.8 million at September 30, 2000. The backlog at June 30, 2001 is composed of $11.8 million for isolator products, $1.8 million for collimator products and $1.4 million for active telecom components. Within our current backlog are purchase orders where shipments have been pushed-out past their original delivery dates and the customers have not yet provided us with revised shipment dates. Accordingly, we are unable to determine the quarters in which we anticipate shipment will occur. Sales to the Agere Systems, Inc. ("Agere") (formerly the Microelectronics division of Lucent Technologies Inc.) represents 50% of the current open sales orders and 55% of the telecom sales for fiscal 2001. In August 2000, we introduced the LP1600 opto-mechanical switch which employs a patented retro-reflecting mirror design in conjunction with our Gen3 collimator. Due to the current economic environment we have elected to delay expenses related to the launch of this product; however, we will concentrate on the development of further enhancements to existing product lines. The telecom segment incurred an operating loss of $7.2 million for fiscal 2001 as compared to $7.5 million for the comparable period last year.

Significant events which impacted our telecom segment during fiscal 2001 include:

     * Continued record telecom sales of $21 million. The completion of the expansion of the Horizon automated manufacturing facility which is dedicated to large volume isolator production and the development of next-generation optical subassemblies contributed to the overall sales growth as well as the inclusion of sales from Geltech's telecom products. Horizon released a new line of isolator assemblies for application in the metro and access telecom markets. This line is based on a flexible manufacturing platform which can address a wide range of customer specifications while attracting lower cost applications;
     * The September 20, 2000 expansion of our telecom products to include active components through the acquisition of privately held Geltech. We began acquisition talks with Geltech, due to our interest in their precision molded aspheric optics used in the active telecommunication components markets. The acquisition purchase price was $27.5 million which was paid through the issuance of 822,737 shares of Class A common stock plus approximately $1 million in acquisition costs for an aggregate purchase price of approximately $28.5 million;
     * Changes to LightPath's management team included addition of Dennis Yost as LightPath's Chief Operating Officer and promotion of Bob Cullen to Executive Vice President in charge of Technology Integration. Mr. Yost will focus on the advancement of our telecom lines, specifically collimators and arrays. Mr. Cullen, the current President of Horizon, expanded his role to assist in the further automation of the Company including manufacturing, packaging, assembly and test methods; and
     * The Company's additional investment in LightChip, Inc. of $7.2 million (August 2000 private placement significant investors included Berkeley International, Morgenthaler Ventures, J.P. Morgan Capital, AT&T Ventures and LightPath).

Geltech acquisition


On August 9, 2000, the Company entered into a definitive agreement to acquire Geltech Inc., a Delaware corporation, for an aggregate purchase price of approximately $28.5 million. Geltech is a manufacturer of precision molded aspheric optics used in the active telecommunication components markets. On the closing date September 20, 2000, LightPath acquired all of the outstanding shares of Geltech in exchange for 822,737 shares of Class A common stock. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations of Geltech have been included in the Company's consolidated financial statements from September 20, 2000. In the first quarter of fiscal 2001, the Company recorded an immediate non-recurring charge of $9.1 million, due to acquired in-process research and development. The value assigned to in-process R&D was determined based on estimates of the resulting net cash flows from diffraction gratings, waveguides, lens arrays and sub-assembly technologies and the discounting of such cash flows to present value. These programs were in various stages of completion ranging from 30% to 50% of completion, with estimated completion dates through December 2001. This in-process research will have no alternative future uses if the products are not feasible. Revenues from in-process products are estimated primarily beginning in fiscal 2002, with projected research and development costs-to-complete of approximately $2.25 million. Geltech had no revenues from these programs in fiscal 2001 which is consistent with the projected revenues. In projecting net cash flows resulting from diffraction gratings, waveguides, lens arrays and sub-assembly technologies, management estimated revenues, cost of sales, R&D expenses, selling, general and administrative (SG&A) expenses and income taxes for those projects. These estimates were based on the following assumptions:

     * Estimated revenues projected a compound annual growth rate over nine years of approximately 132%. Projections of revenue growth for the various products in development were based on management's estimates of market size and growth supported by market data and by the nature and expected timing of the development of the products by LightPath and its competitors. Pro forma growth rate in fiscal 2001 was 27%.

     * The estimated cost of sales as a percentage of revenue, initially at 51% increasing to 60%, was consistent with the historical rates for Geltech's business as well as its business plan analysis. Actual cost of sales percentage in fiscal 2001 was 60%.
     * Estimated SG&A costs were expected to decrease as a percentage of sales, from 21% initially to approximately 13% in later years. Actual SG&A costs as a percentage of sales in fiscal 2001 was 26%.
     * The estimated R&D costs were expected to remain approximately 10% of sales as most R&D efforts are in a development or maintenance phase. Actual R&D costs as a percentage of sales in fiscal 2001 was 12%.
     *    A 38% effective tax rate was estimated.


The projected net cash flows for the in-process projects were discounted using a range of 30% to 65% weighted-average cost of capital (WACC) based on consideration of the perceived risk of each project considering estimated completion percentage, technology advances, market acceptance and future projected financial expectations. The calculation produces the average required rate of return of an investment in an operating enterprise. The WACC selected was based upon venture capital rates of return as required for investment in companies during their early stages of development and reflective of the risk associated with corresponding development/operating challenges. A WACC range of 25% to 30% was used to determine the value of the return of the developed technology, the customer list and other intangibles acquired as part of the purchase of Geltech.

Geltech revenues for fiscal 2001 used in the projected net cash flows for the purchase price were greater than those achieved during fiscal 2001 due to the economic downturn within the telecom industry in the third and fourth quarter of our fiscal year. Expenses have approximated the projections resulting in actual net cash flows for the ten months below the original projections. Management believes that the original projections of net cash flows from Geltech continue to be reasonable assuming current sales deferrals reverse in future years, although there can be no assurance this will occur.


Horizon acquisition

     On April 14, 2000, we acquired Horizon for a total purchase price of $40.2 million, including approximately $2.0 million of acquisition costs and $2.8 million related to the fair value of LightPath stock options exchanged for the outstanding vested stock options of Horizon. In connection with the allocation of the purchase price to identifiable intangible assets, $4.2 million was allocated to in-process research and development ("R&D") which was expensed upon acquisition as required under generally accepted accounting principles. The in-process R&D related to the micro-collimator products as well as active alignment and isolator injection molding technologies that were under development at the time of acquisition. These programs were in various stages of completion ranging from 50% to 60% of completion, with estimated completion dates through June 2001. As of June 30, 2001 these programs were not completed, with a revised completion date of June 2002. Horizon had no sales in fiscal 2001 from these programs which is consistent with the revenue projections. The value assigned to in-process R&D was determined based on estimates of the resulting net cash flows from micro-collimator products as well as active alignment and isolator injection molding technologies and the discounting of such cash flows to present value. In projecting net cash flows resulting from micro-collimator products as well as active alignment and isolator injection molding technologies, management estimated revenues, cost of sales, R&D expenses, selling, general and administrative (SG&A) expenses and income taxes for those projects. These estimates were based on the following assumptions:

     * Estimated revenues projected a compound annual growth rate over five years of approximately 117%. The majority of projected revenues were ascribed to micro-collimators. Projections of revenue growth were based on management's estimates of market size and growth supported by market data and by the nature and expected timing of the development of the products by LightPath and its competitors. Actual sales growth rate in fiscal 2001 was 484%.
     * The estimated cost of sales as a percentage of revenue, initially at 50% declining to 47%, was consistent with the historical rates for Horizon's business as well as their business plan analysis. Actual cost of sales percentage in fiscal 2001 was 59%.
     * Estimated SG&A costs were expected to decrease slightly as a percentage of sales, with a 20% average. Actual SG&A costs as a percentage of sales in fiscal 2001 was 26%.
     * The estimated R&D costs were expected to remain at 2% of sales as most R&D efforts are in a maintenance phase. Actual R&D costs as a percentage of sales in fiscal 2001 was 11%.
     *    A 40% effective tax rate was estimated.

The projected net cash flows for the in-process projects were discounted using a 30% weighted-average cost of capital (WACC). The calculation produces the average required rate of return of an investment in an operating enterprise. The WACC selected was based upon venture capital rates of return as required for investment in companies during their early stages of development and reflective of the risk associated with corresponding development/operating challenges. A WACC of 25% was used to determine the value of the return of the developed technology, the customer list and other intangibles acquired as part of the purchase of Horizon.


TRADITIONAL OPTICS SEGMENT

     During fiscal 2001, the majority of our traditional optics product sales of approximately $5.1 million were from Geltech's lens sales and existing customers for laser optic lenses. Traditional optics sales in fiscal 2000 were approximately $768,000. The growth was primarily due to the acquisition of Geltech's traditional optics business in September 2000 which accounted for $4 million of traditional optics product sales in fiscal 2001. Geltech's products are used in data storage and by manufacturers of medical equipment. The majority of their sales are due to custom quotations as they have no direct distribution channels. Revenues for fiscal 2000 included approximately $167,000 in license fees and government funded subcontracts. The traditional optics segment reported operating income of approximately $73,000 for fiscal 2001 as compared to an operating loss of approximately $365,000 for fiscal year 2000.

     Joining with the German optical products manufacturer Linos AG, a pioneer in the field of photonics (which acquired Rodenstock Prazisionsoptik GmbH ("Rodenstock"), precision optics division in June 2000), we are proceeding with the marketing program for the development, production and joint-distribution of GRADIUM based optical products in Europe. We believe our agreement and relationships will continue to grow under the Linos AG/Rodenstock alliance. We believe the relationship with Linos AG/Rodenstock may create new and sustain existing markets for GRADIUM in Europe primarily in the area of imaging systems. Our remaining distributors continue to work with existing markets for GRADIUM in their respective countries primarily in the area of the YAG laser market. At June 30, 2001, we had a lens product backlog of $2 million (consistent with March 31, 2001) as compared to $2.8 million at December 31, 2000 and $443,000 at September 30, 2000.

CONSOLIDATED OPERATIONS

     Our consolidated revenues totaled $26.1 million for fiscal 2001, an increase of approximately $23.9 million or 1054% over fiscal 2000. The growth was primarily attributable from increases of $12.1 million (51%) in isolator and other sales, $7.8 million (33%) in active telecom components and finished lenses and $4 million (16%) primarily in collimator products. Sales generated from acquired businesses accounted for $19.9 million or 83% of the increase in total revenue.

     At June 30, 2001, our consolidated backlog which represents an indicator of customer orders received by the Company was $17 million. The backlog consisting of orders for $11.8 million in isolators, $1.8 million for collimators, $1.4 million in active components and $2 million for lenses as compared to March 31, 2001 sales backlog of $19.1 million, December 31, 2000 sales backlog of $23 million and September 30, 2000 sales backlog of $10.2 million. Within our current backlog are purchase orders where shipments have been pushed-out past their original delivery dates and the customers have not yet provided us with revised shipment dates. Accordingly, we are unable to determine the quarters in which we anticipate shipment will occur. Sales revenues from orders will be recognized in future quarters as the products are shipped.


     During fiscal 2001, consolidated cost of sales was 58% of total revenues, a decrease from fiscal 2000, when cost of sales was 62% of product sales (excludes product development fees). The decrease was primarily due to increased margins on isolator products. It is anticipated that we will maintain approximately 60% cost of sales for fiscal 2002 as we work to expand our manufacturing capabilities and product lines; however, economic conditions may result in pricing pressure in fiscal 2002 which could cause a further decrease in margins.

     During fiscal 2001, selling, general and administrative costs increased by $13.3 million from fiscal 2000 to $19.3 million, due to $1.6 million incurred for litigation settlement, $0.7 million for legal costs incurred in E shareholder litigation, $5.3 million of administrative costs incurred by acquired companies, Horizon and Geltech, and $5.7 million from increases in LightPath personnel in administration, manufacturing overhead and support.

     We incurred non-cash charges totaling $47.6 million during fiscal 2001, including $13.7 million for impairment of goodwill and intangible asset related to the deferral of sales by a significant customer and consolidation of traditional optics facilities, $11.2 million in non-cash stock-based compensation charges, $13.6 million in amortization of goodwill and intangibles from acquisitions, and a non-recurring charge of $9.1 million for in-process research and development from the acquisition of Geltech.

     Research and development costs increased by approximately $5.6 million from fiscal 2000 to $7.1 million in fiscal 2001, of which $2.1 million was due to acquisitions. The majority of development work consisted of expenses associated with the Gen3 collimator assembly, LP1600 opto-mechanical switch, lens arrays and the New Jersey facility where development work is on-going to expand the Company's products to the areas of switches, interconnects and cross-connects for the telecommunications industry. Our acquired businesses continue their efforts in the area of isolators and next generation optical subassemblies, diffraction gratings, waveguides, lens arrays and sub-assembly technologies.

     Investment income increased approximately $1.4 million in fiscal 2001 due to the increase in interest earned on temporary investments as a result of an increase in cash balances. Interest expense was not significant in 2001. In July 1999, we issued $1 million aggregate principal amount of 6% convertible debentures and paid approximately $10,000 of interest expense. We recognized an interest charge of $381,869 in the first quarter of fiscal year 2000 for the beneficial conversion feature associated with the Debentures and $43,926 of the remaining debt discount was amortized from the issuance date through September 24, 1999 when all of the Debentures were converted and related warrants were exercised resulting in the issuance of approximately one million shares of Class A Common Stock.

     Net loss of $60.8 million fiscal 2001 was an increase of approximately $45.2 million from fiscal 2000. Of this amount, $47.6 million relates to non-cash charges described above and $2.3 million related to one-time charges for a litigation settlement and the legal costs associated with E shareholder suit. Non-cash charges in 2000 were approximately $9.8 million. Excluding the non-cash and one time charges from both years, the remaining $5.1 million increase was due primarily to increased cost of sales and operating costs, primarily in selling, general and administrative expense and a $5.6 million increase in research and development costs. These increased costs were partially offset by the $23.9 million increase in total revenues, $1.4 million increase in interest income and the $402,000 reduction of interest expense during fiscal 2001. Net loss applicable to common shareholders of $60.9 million for fiscal 2001 included an additional charge of $89,549 attributable to the premium on our outstanding preferred stock. Net loss per share of $(3.19) in fiscal 2001 was an increase of $1.33 compared fiscal 2000 net loss per share of $(1.86). Net loss applicable to common shareholders of $17.8 million in fiscal 2000 included an additional charge of $2.1 million for the imputed dividend and $137,281 attributable to the premium on the Company's outstanding preferred stock.

FISCAL YEAR ENDED JUNE 30, 2000 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1999

TELECOM SEGMENT

     During fiscal 2000, our optoelectronics and fiber telecommunications segment was impacted by:

     * receipt of approximately $65.5 million in proceeds from the exercise of outstanding warrants and stock options and the net financial investment of $4.7 million in July and November private placements which are available to grow this segment;
     * the April 2000 expansion of our telecom products to include isolators through the acquisition of privately held Horizon Photonics, Inc. ("Horizon"). We began acquisition talks with Horizon in February 2000, due to our interest in their automated production of passive optical components and complimentary product lines of isolators. The April 2000 acquisition represents a purchase price of $36.2 million of which $1 million was paid in cash and the balance was exchanged for 1.4 million shares of Class A common stock;
     * the enhancement of our management team with the November addition of Robert Ripp, former Chairman and CEO of AMP, Inc., with substantial business experience and knowledge of the telecommunications industry, as Chairman of the Board, and the hiring of Stephen Barna, formerly of Lucent and AT&T, as VP Marketing & Sales;
     * continued record sales bookings from customers such as Avanex Corp. which reflects qualification of our collimator lens, Corning Inc.'s purchases of our large beam collimator, and continued product enhancements such as the Gen3 collimator which has the lowest documented insertion loss reported to date in these devices; and
     * the increase in the Company's investment in LightChip by $1.6 million (December 1999 private placement investors included Morgenthaler, J.P. Morgan Capital, AT&T Ventures and LightPath).

     Telecom product sales increased to approximately $1,498,000, which includes LightPath's $554,000 of collimator product sales and, during the fourth quarter, Horizon had isolator sales of approximately $944,000. LightPath's product sales alone are approximately ten times greater than our entire telecom revenues of $57,029 in fiscal 1999.


     The backlog does not represent sales, rather it is an indicator of customer orders received by the Company. The backlog for collimator products increased to $1.3 million at June 30, 2000, primarily from Corning, versus $10,000 at June 30, 1999. Horizon has a $2.7 million sales backlog for its isolator products, primarily from Lucent, which will be supplied during the next eight months. Lucent continues to increase their forecast requirements for isolators.


     In fiscal 2000, our optoelectronics and fiber telecommunications segment continued its efforts to:

     * increase the sale of collimator assemblies and lenses and the distribution of collimator samples to potential customers for testing;
     *    develop fiberoptic switches; and
     * obtain patent protection for its proprietary telecommunications products and processes.

     In the fall of 1999, we completed the installation of a clean room in our original manufacturing area to meet anticipated future customer demands. Shortly thereafter, in response to the acceptance of our collimator product line by various customers, we began an expansion of our manufacturing production capability. We leased 3,600 square feet adjacent to our original Albuquerque facility to house the engineering staff and glass research and development projects. During January 2000, we completed negotiations on an additional lease for more than 17,000 square feet of manufacturing space in the same vicinity of our existing facility. In this space we built a 5,000 square foot clean room and ten collimator manufacturing stations. In addition, we leased approximately 11,500 square feet at a facility in New Jersey for development of the optical switch engine to be sold as an enabling component for an optical cross connect system.


     We have continued the fiberoptic, mechanical switch development process with a separate business unit of E-TEK. Due to the acquisition of E-TEK by JPS-Uniphase and the current economic environment, we have elected to delay expenses related to the launch of this product; however, we will concentrate on the development of further enhancements to existing product lines. In addition, we have expanded our strategic alliance with Hikari Glass Co., Ltd. to include products based on our automated laser polishing and laser fusion processes. We believe this agreement will increase our presence throughout Asia where Hikari has a strong marketing and sales presence.


     In fiscal year 2000, we were awarded five additional US patents and one foreign patent. Three of these patents relate to telecom products or processes, with the most significant being the proprietary process to fuse fibers directly to a larger optical component such as the collimator lens. We terminated three in process patents related to GRADIUM technology.


     The internal focus in fiscal 2000 was for the sale and shipment of products and samples of our SMF Assembly. Based on the results of customers' testing and qualification of our collimating lens by Avanex Corp., we believe higher-volume production orders will develop in the future. We anticipate such orders to be received in response to customer use that confirms that the SMF Assembly offers superior performance in the areas of back reflection and insertion loss at a very competitive price. We believe that our increased sales orders for the year reflect this positive feedback and customer qualification.


Horizon acquisition

On April 14,  2000,  we  acquired  Horizon for a total  purchase  price of $40.2 million, including approximately $2.0 million of acquisition costs and $2.8 million related to the fair value of LightPath stock options exchanged for the outstanding vested stock options of Horizon. In connection with the allocation of the purchase price to identifiable intangible assets, $4.2 million was allocated to in-process research and development ("R&D") which was expensed upon acquisition as required under generally accepted accounting principles. The in-process R&D related to the micro-collimator products as well as active alignment and isolator injection molding technologies that were under development at the time of acquisition. These programs were in various stages of completion ranging from 50% to 60% of completion, with estimated completion dates through June 2001. The value assigned to in-process R&D was determined based on estimates of the resulting net cash flows from micro-collimator products as well as active alignment and isolator injection molding technologies and the discounting of such cash flows to present value. In projecting net cash flows resulting from micro-collimator products as well as active alignment and isolator injection molding technologies, management estimated revenues, cost of sales, R&D expenses, selling, general and administrative (SG&A) expenses and income taxes for those projects. These estimates were based on the following assumptions:

     * Estimated revenues projected a compound annual growth rate over five years of approximately 117%. The majority of projected revenues were ascribed to micro-collimators. Projections of revenue growth were based on management's estimates of market size and growth supported by market data and by the nature and expected timing of the development of the products by LightPath and its competitors.
     * The estimated cost of sales as a percentage of revenue, initially at 50% declining to 47%, was consistent with the historical rates for Horizon's business as well as their business plan analysis.
     * Estimated SG&A costs were expected to decrease slightly as a percentage of sales, with a 20% average.

     * The estimated R&D costs were expected to remain at 2% of sales as most R&D efforts are in a maintenance phase.
     *    A 40% effective tax rate was estimated.

     The projected net cash flows for the in-process projects were discounted using a 30% weighted-average cost of capital (WACC). The calculation produces the average required rate of return of an investment in an operating enterprise. The WACC selected was based upon venture capital rates of return as required for investment in companies during their early stages of development and reflective of the risk associated with corresponding development/operating challenges. A WACC of 25% was used to determine the value of the return of the developed technology, the customer list and other intangibles acquired as part of the purchase of Horizon.

TRADITIONAL OPTICS SEGMENT

     During fiscal 2000, the majority of our sales to the traditional optics segment were comprised of laser optic lenses. Annual revenues of approximately $768,000, included $125,000 in license fees and $42,400 in revenues for government funded subcontracts utilizing GRADIUM glass in optoelectronics applications. Joining with the German optical products manufacturer Rodenstock Prazisionsoptik GmbH ("Rodenstock") we are proceeding with the marketing program for the development, production and joint-distribution of GRADIUM based optical products in Europe. We believe the relationship with Rodenstock may create new and sustain existing markets for GRADIUM in Europe primarily in the area of imaging systems. Our remaining distributors continue to work with existing markets for GRADIUM in their respective countries primarily in the area of the YAG laser market. At June 30, 2000, we had a backlog of $305,000 as compared to $35,000 in lens products at June 30, 1999.

CONSOLIDATED OPERATIONS

     Our consolidated revenues totaled $2.3 million for 2000, an increase of approximately $1.2 million or 109% over 1999. The increase was primarily attributable an increase of $943,000 (87%) from Horizon isolator sales, and an increase of $442,000 (41%), in additional product sales, primarily for telecom products. These increases were offset by a $206,000 decrease (19%) in product development/license fees as the government subcontract has concluded.


     At June 30, 2000, our consolidated backlog which represents an indicator of customer orders received by the Company was $4.3 million. The backlog consisting of orders for $2.7 million in isolators, $1.3 for collimators and $305,000 for lenses, as compared to June 30, 1999 backlog of $35,000 for lenses , $10,000 for collimators and $100,000 for government project funding. Sales revenues from orders will be recognized in future quarters as the products are shipped.


     In 2000, consolidated cost of sales was 62% of product sales, an increase from 1999, when cost of sales was 57% of product sales. The increase was primarily due to lower margins in the fourth quarter at Horizon which they attributed to a materials issue which they have since resolved. Our margins were 48% on telecom products and sales to traditional optics distributors during the year. It is anticipated that our telecom products will continue to maintain a lower cost of sales than our traditional optics products. Additionally, with increased volume and the increased utilization of off-shore lens finishers, the cost of traditional optics production could be decreased.

     Selling, general and administrative costs increased by $3 million from 1999 to $6 million due to $450,000 from Horizon and the $2.5 million balance due from increases in personnel in administration and manufacturing support. We incurred several non-cash charges during the fourth quarter of fiscal 2000; Horizon's $4.2 million non-recurring in-process research and development charge, $2.4 million in amortization of Horizon's goodwill and intangibles, and $2.7 in non-cash stock-based compensation charges primarily due to Mr. Ripp's stock options. Research and development costs increased by approximately $834,000 to $1.4 million in 2000 versus 1999 of which $196,000 was due to Horizon. The majority of development work consisted of expenses associated with the collimator assembly design and the New Jersey facility where development work is on-going to expand the Company's products to the areas of switches, interconnects and cross-connects for the telecommunications industry. Horizon continues its efforts in the area of isolators and micro-collimators.

     Investment income increased approximately $1 million in 2000 due to the increase in interest earned on temporary investments as a result of an increase in cash balances. In July 1999, we issued $1 million aggregate principal amount of 6% convertible debentures and paid approximately $10,000 of interest expense. We recognized an interest charge of $381,869 in the first quarter of fiscal year 2000 for the "beneficial conversion feature" associated with the Debentures and $43,926 of the remaining debt discount was amortized from the issuance date through September 24, 1999 when all of the Debentures were converted and related warrants were exercised into approximately one million shares of Class A Common Stock. Interest expense was not significant in 1999. We account for our investment in LightChip under the cost method as of December 1999. We discontinued application of the equity method of accounting when our pro-rata share of LightChip's losses (approximately 12.4% based on its pro-rata investment in LightChip preferred stock) had reduced the investment to zero. As a result, we recognized LightChip total losses of $0 in 2000 versus $361,671 in 1999.

     Net loss of $15.6 million in 2000 was an increase of approximately $12.5 million from 1999 of which $3.2 million relates to non-cash stock-based compensation charges, $4.2 is non-recurring write off of Horizon's in-process research and development, $2.4 million in amortization of Horizon's goodwill and intangibles and $425,000 from the recognition of charges associated with the debenture issuance and interest expense. The remaining increase was due primarily to increased cost of sales and operating costs primarily in selling, general and administrative expense and an $834,000 increase in research and development costs. These increased costs were partially offset by the $1.2 million increase in total revenues, $1 million increase in interest income and the $362,000 reduction of our share of LightChip's loss. Net loss applicable to common shareholders of $17.8 million included an additional charge of $2.1 million for the imputed dividend and $137,281 attributable to the premium on our outstanding preferred stock. Net loss per share of $1.86 in fiscal year 2000 was $1.07 more than the 1999 net loss per share of $.79. Net loss per share was increased due to the preferred stock dividend, however, the increase was offset by an increase in the number of weighted shares outstanding for 2000 versus 1999. The 1999 net loss per share contains $224,651 attributable to the premium on the preferred stock.

FINANCIAL RESOURCES AND LIQUIDITY


     We financed our initial operations through private placements of equity and debt until February 1996 when our initial public offering of units of common stock and Class A and B Warrants generated net proceeds of approximately $7.2 million. From June 1997 through November 1999, we completed four preferred stock and one convertible debt private placements which generated total net proceeds of approximately $12 million. During fiscal 2000 and 2001, we received net proceeds of approximately $67.6 million from the exercise of stock options and warrants issued at the initial public offering or in connection with previous private placements. While the Company has no firm commitments for any future financing at this time, management believes that its financial resources will be sufficient to finance LightPath's operations and capital expenditures, excluding acquisitions, for the next twelve months.

     Cash used in operations for the three months ended September 30, 2001, was approximately $3.3 million, a decrease of approximately $1 million from the same period of fiscal 2001. Working capital needs declined due maintenance of accounts receivable and inventory balances and the accrual of certain settlement costs which were not paid as of September 30, 2001. We expect to continue to incur net losses until such time, if ever, as we obtain market acceptance for our products at sale prices and volumes which provide adequate gross revenues to offset our operating costs. During three months ended September 30, 2001, we expended approximately $1.1 million for capital equipment and patent protection, offset by proceeds from the sale of assets of $270,000. The majority of the capital expenditures during the year were related to the equipment used to enhance or expand our manufacturing facilities. An additional $2.5 million has been budgeted in fiscal 2002 to fund expansion of our Florida manufacturing facilities.

     Cash used in operations for fiscal 2001, was approximately $15 million, an increase of approximately $11.7 million from fiscal 2000. Working capital needs increased approximately $6 million as a result of growth in accounts receivable due to increased sales and increased raw materials maintained in inventory. The remaining $5.7 million increase is due to increased administrative costs due to our acquisitions and increases in staff. We expect to continue to incur net losses until such time, if ever, as we obtain market acceptance for our products at sale prices and volumes which provide adequate gross revenues to offset our operating costs. During fiscal 2001, we expended approximately $7.3 million for capital equipment and patent protection. The majority of the capital expenditures during the year were related to the development of our clean rooms and equipment used to expand our manufacturing facilities. We have budget commitments for fiscal 2002 to expend an additional $6.8 million for capital equipment, manufacturing facilities and patent protection. Of this amount, $3.6 million has been budgeted to be used to fund expansion of Geltech's manufacturing facilities while the remaining fiscal 2002 budgeted capital expenditures are for research and development equipment and construction of additional collimator and isolator manufacturing and testing stations.

     In August 2000, we purchased $7.2 million of LightChip, Inc. preferred stock as part of a private placement in which LightChip, Inc. issued $65 million of convertible preferred stock to outside investors including LightPath.

     In September 2000, we acquired Geltech, a Delaware corporation, for an aggregate purchase price (including expenses) of approximately $28.5 million. We acquired all of the outstanding shares of Geltech for 822,737 shares of Class A common stock. Acquisition costs of approximately $1 million were provided from working capital. Since the acquisition, approximately $1.5 million of acquired debt has been repaid from working capital.

INFLATION; SEASONALITY

     The Company has not been significantly impacted by inflation in 2001 due to the nature of its product components. The Company does not believe that seasonal factors will have a significant impact on its business. However, the Company is impacted by changes in the general business condition of the telecommunications industry and, as a result, has experienced a downturn in sales in fiscal 2001, which could continue in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

     On October 3, 2001 the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains many of the fundamental provisions of SFAS 121. SFAS 144 also supercedes APB Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Early application is permitted. LightPath does not expect the adoption of SFAS 144 to have a material impact on its financial statements or results of operations.

     In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the

Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of Statement No. 143 for the quarter ending September 30, 2002. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of Statement No. 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

     In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, if any, and reviewed for impairment in accordance with FAS Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     The Company is required to adopt the provisions of Statement 141 on July 1, 2002, and is evaluating whether early adoption on July 1, 2001 should be made. The Company had no business combinations initiated prior to July 1, 2001. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized and tested for impairment in accordance with the appropriate pre-Statement 142 accounting requirements prior to the adoption of Statement 142.

     Statement 141 will require, upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with Statement 142's transitional goodwill impairment evaluation, the Statement will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

     The Company expects to have unamortized goodwill in the amount of $2.3 million remaining at July 1, 2002, which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was $2.95 million for the year ended June 30, 2001. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company invests liquid cash primarily in money market accounts, certificate of deposits or in overnight repurchase agreements. Due to the short-term nature of these investments, we believe that the market risk related to these investments is minimal.

                                 INDEMNIFICATION


     Article TENTH of LightPath's Certificate of Incorporation, as amended, provides that, with certain exceptions, no director of the Company will face personal liability to the corporation or its shareholders for breach of fiduciary duty. Exceptions to this indemnification provision include breaches of a director's duty of loyalty, acts or omissions involving bad faith, intentional misconduct or knowing violations of the law, transactions yielding improper personal benefits to any director, and Section 174 of the Delaware General Corporation Law.


     Article VII of the LightPath's Bylaws provides, in summary, that LightPath is required to indemnify to the fullest extent permitted by applicable law, any person made or threatened to be made a party or involved in a lawsuit, action or proceeding by reason that such person is or was an officer, director, employee or agent of LightPath. Indemnification is against all liability and loss suffered and expenses reasonably incurred. Unless required by law, no such indemnification is required by LightPath of any person initiating such suit, action or proceeding without board authorization. Expenses are payable in advance if the indemnified party agrees to repay the amount if he is ultimately found to not be entitled to indemnification.

      POSITION OF THE SECURITIES AND EXCHANGE COMMISSION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of LightPath pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

     Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

                                     EXPERTS

     The consolidated financial statements of LightPath Technologies, Inc. as of June 30, 2001 and 2000, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of LightPath Technologies, Inc. as of June 30, 2000 and 1999, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Balance Sheets as of September 30, 2001 and
  June 30, 2001.............................................................F-2
Unaudited Condensed Statements of Operations for the three months ended September 30, 2001 and 2000.........................................F-3
Unaudited Condensed Statements of Cash Flows for the three months ended September 30, 2001 and 2000.........................................F-4
Notes to Condensed Financial Statements (unaudited).........................F-5

Report of KPMG LLP, Independent Auditors....................................F-10
Consolidated Balance Sheets as of June 30, 2001 and 2000....................F-11
Consolidated Statements of Operations for fiscal years ended
  June 30, 2001 and 2000 ...................................................F-12
Consolidated Statements of Stockholders' Equity for fiscal years ended
  June 30, 2001 and 2000 ...................................................F-13
Consolidated Statements of Cash Flows for fiscal years ended
  June 30, 2001 and 2000....................................................F-14
Notes to Consolidated Financial Statements..................................F-15

Report of KPMG LLP, Independent Auditors....................................F-30
Consolidated Balance Sheets as of June 30, 2000 and 1999....................F-31
Consolidated Statements of Operations for fiscal years ended
  June 30, 2000 and 1999....................................................F-32
Consolidated Statements of Stockholders' Equity for fiscal years ended
  June 30, 2000 and 1999....................................................F-33
Consolidated Statements of Cash Flows for fiscal years ended
  June 30, 2000 and 1999....................................................F-34
Notes to Consolidated Financial Statements..................................F-35

                          LIGHTPATH TECHNOLOGIES, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                            SEPTEMBER 30,        JUNE 30,
                                                                               2001                2001
                                                                           -------------      -------------
ASSETS
Current assets:
  Cash and cash equivalents                                                $  24,986,816      $  29,273,034
  Trade accounts receivable - less allowance of $108,438 and $120,947          2,660,629          2,579,483
  Inventories                                                                  5,458,061          5,414,587
  Prepaid expenses and other receivables                                         826,506          1,058,187
                                                                           -------------      -------------
Total current assets                                                          33,932,012         38,325,291

Property and equipment - net                                                  11,863,169         12,046,891
Intangible assets - net                                                       23,031,066         25,683,341
Investment in LightChip, Inc. and other assets                                 8,450,885          8,234,885
                                                                           -------------      -------------
Total assets                                                               $  77,277,132      $  84,290,408
                                                                           =============      =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                         $   1,233,602      $   1,276,204
  Accrued liabilities                                                          1,235,030            300,263
  Accrued payroll and benefits                                                   868,599          1,131,252
  Current portion of capital lease obligations                                   126,163            242,475
                                                                           -------------      -------------
Total current liabilities                                                      3,463,394          2,950,194

Deferred income taxes                                                          3,316,304          3,316,304

Commitments and contingencies

Stockholders' equity
  Preferred stock: $.01 par value; 5,000,000 shares authorized;
   Series F convertible shares; 127 shares issued and outstanding,
   $1,270,000 liquidation preference at September 30, 2001                             1                  1
  Common stock: Class A, $.01 par value, voting; 34,500,000 shares
   authorized; 19,371,167 shares issued and outstanding                          193,712            193,712
 Additional paid-in capital                                                  185,981,205        183,125,821
 Accumulated deficit                                                        (115,677,484)      (105,295,624)
                                                                           -------------      -------------
Total stockholders' equity                                                    70,497,434         78,023,910
                                                                           -------------      -------------
Total liabilities and stockholders' equity                                 $  77,277,132      $  84,290,408
                                                                           =============      =============

See accompanying notes

                          LIGHTPATH TECHNOLOGIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                        THREE MONTHS ENDED SEPTEMBER 30,
                                                        --------------------------------
                                                            2001                2000
                                                        ------------        ------------
REVENUES
  Telecom product and lens sales                        $  3,350,054        $  2,897,569
  Product development fees and other sales                   107,992             167,370
                                                        ------------        ------------

Total revenues                                             3,458,046           3,064,939

COSTS AND EXPENSES
  Cost of sales                                            3,113,767           1,724,774
  Selling, general and administrative                      3,837,268           3,408,490
  Research and development                                 2,052,454           1,362,343
  Stock-based compensation                                 2,829,775           2,700,000
  Amortization of goodwill and intangibles                 2,690,756           2,538,130
  Acquired in process research and development                    --           9,100,000
                                                        ------------        ------------
Total costs and expenses                                  14,524,020          20,833,737
                                                        ------------        ------------

Operating loss                                           (11,065,974)        (17,768,798)

OTHER INCOME (EXPENSE)
  Investment and other income, net                           709,723             830,065
                                                        ------------        ------------
Net loss                                                $(10,356,251)       $(16,938,733)
Imputed dividend on preferred stock                          (25,609)            (26,913)
                                                        ------------        ------------
Net loss applicable to common shareholders              $(10,381,860)       $(16,965,646)
                                                        ============        ============

Basic and diluted net loss per share                    $       (.54)       $       (.93)
                                                        ============        ============

Number of shares used in per share calculation            19,371,167          18,327,625
                                                        ============        ============

See accompanying notes.

                          LIGHTPATH TECHNOLOGIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                          THREE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                     ----------------------------
                                                                         2001            2000
                                                                     ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                           $(10,356,251)   $(16,938,733)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization                                      3,434,447       3,012,872
     Stock-based compensation                                           2,829,775       2,700,000
     Acquired in process research and development                              --       9,100,000
  Changes in operating assets and liabilities (net of the effect of the Acquisition of Geltech, Inc.):
    Trade receivables                                                     (81,146)       (530,473)
    Inventories                                                           (43,474)     (1,367,676)
    Prepaid expenses and other receivables                                295,401         (85,240)
    Accounts payable and accrued expenses                                 629,512        (158,638)
                                                                     ------------    ------------
Net cash used in operating activities                                  (3,291,736)     (4,267,888)

CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment additions, net                                (1,099,969)     (2,076,874)
  Proceeds from sale of assets                                            270,000              --
  Costs incurred in acquiring patents and license agreements              (48,201)         (1,886)
  Acquisition of Geltech, Inc., net of cash acquired                           --         (23,000)
  Investment in LightChip                                                      --      (7,000,000)
                                                                     ------------    ------------
Net cash used in investing activities                                    (878,170)     (9,101,760)

CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on capital leases                                             (116,312)             --
  Proceeds from exercise of common stock options and warrants, net             --         510,124
                                                                     ------------    ------------
Net cash (used) provided by financing activities                         (116,312)        510,124
                                                                     ------------    ------------
Net decrease in cash and cash equivalents                              (4,286,218)    (12,859,524)
Cash and cash equivalents at beginning of period                       29,273,034      58,728,130
                                                                     ------------    ------------
Cash and cash equivalents at end of period                           $ 24,986,816    $ 45,868,606
                                                                     ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Class A common stock, warrant and stock options
   issued to acquire Geltech, Inc.                                   $         --    $ 27,723,054
  Note receivable in exchange for equipment                          $    270,000    $         --
  Class E common stock issued                                        $         --    $        556
  Class E common stock redemption                                    $         --    $     40,221

See accompanying notes.

                          LIGHTPATH TECHNOLOGIES, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001


ORGANIZATION

LightPath Technologies, Inc. ("LightPath" or the "Company") was incorporated in Delaware on June 15, 1992. On April 14, 2000, the Company acquired Horizon Photonics, Inc. ("Horizon"). On September 20, 2000, the Company acquired Geltech, Inc. ("Geltech"). The Company is engaged in the production of collimator, isolator, and precision molded aspherical optics used in the telecom components market, GRADIUM(R) glass lenses and other optical materials. Additionally, Geltech has a unique and proprietary line of all-glass diffraction gratings (StableSil(R)) for telecom applications as well as a product family of Sol-Gel based waveguides. The Company also performs research and development for optical solutions for the fiber telecommunications and traditional optics markets. As used herein, the terms ("LightPath" or the "Company"), refer to LightPath individually or, as the context requires, collectively with its subsidiaries on a consolidated basis.

1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the requirements of Article 10 of Regulation S-X and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes included in its Form 10-KSB for the fiscal year ended June 30, 2001, as filed with the Securities and Exchange Commission on August 29, 2001.

The accounting policies as set forth in LightPath's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001, have been adhered to in preparing the accompanying interim consolidated financial statements. These statements are unaudited but include all adjustments, which include normal recurring adjustments, that the Company considers necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. Results of operations for interim periods are not necessarily indicative of results which may be expected for the year as a whole.

2. INVENTORIES

The components of inventories include the following at:

                                              SEPTEMBER 30         JUNE 30
                                                 2001               2001
                                              ----------         ----------
     Raw materials                            $3,368,953         $3,208,838
     Work in process                             784,979            971,916
     Finished goods                            1,304,129          1,233,833
                                              ----------         ----------
     Total inventories                        $5,458,061         $5,414,587
                                              ==========         ==========

                          LIGHTPATH TECHNOLOGIES, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001


3. INTANGIBLE ASSETS

Intangible assets consist of the following:


                                           LIFE      SEPTEMBER 30      JUNE 30
                                         IN YEARS        2001            2001
                                         --------    -----------     -----------
     Goodwill                                4       $ 5,203,365     $ 5,203,365
     Customer list and supply contract     4 - 8       4,800,000       4,800,000
     Developed technology                  2 - 4      18,000,000      18,000,000
     Covenant not-to-compete                 3         3,100,000       3,100,000
     Other intangibles                     2 - 5       2,860,000       2,860,000
     Patents and trademarks granted       10 - 17        594,743         582,787
     License agreements                     17            46,560          46,560
     Patent applications in process                      154,325         127,800
                                                     -----------     -----------
                                                      34,758,993      34,720,512
     Less accumulated amortization                    11,727,927       9,037,171
                                                     -----------     -----------
     Total intangible assets                         $23,031,066     $25,683,341
                                                     ===========     ===========

4. ACQUISITIONS

On September 20, 2000, the Company acquired all of the outstanding shares of Geltech, a leading manufacturer of precision molded aspherical optics used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides. Additionally, Geltech has a unique and proprietary line of all-glass diffraction gratings (StableSil(R)) for telecom applications such as optical switching, mux/demux and laser tuning as well as a product family of Sol-Gel based waveguides. LightPath acquired all of the outstanding shares of Geltech for 822,737 shares of Class A common stock (valued at $27.5 million) which resulted an aggregate purchase price of $28.5 million including acquisition costs. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations of Geltech have been included in the Company's consolidated financial statements from September 20, 2000. In the first quarter of fiscal 2001, the Company recorded an immediate non-recurring charge of $9.1 million, due to acquired in-process research and development based on an assessment of purchased technology of Geltech.

5. STOCKHOLDERS' EQUITY

The Company's authorized common stock includes, 2,000,000 shares of Class E-1 common stock, 2,000,000 shares of Class E-2 common stock and 1,500,000 shares of Class E-3 common stock (collectively the "E Shares") with $.01 par value. The E Shares were automatically convertible into Class A common stock upon the attainment of certain conversion provisions through June 30, 2000. Since the conversion provisions expired without being met, the E Shares were redeemed by the Company, effective as of September 30, 2000. The holders of E Shares will receive their redemption value of $.0001 per share upon resolution of certain stockholder litigation relating to E Shares. See Note 8.

The Series F Convertible Preferred Stock has a stated value and liquidation preference of $10,000 per share, plus a 7% per annum premium. The holders of the Series F Convertible Preferred Stock are not entitled to vote or to receive dividends. Each share of Series F Convertible Preferred Stock is convertible at the option of the holder, into Class A common stock based on its stated value at the conversion date divided by a conversion price. The conversion price is defined as the lesser of $5.00 or 80% of the average closing bid price of the

                          LIGHTPATH TECHNOLOGIES, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001


Company's Class A common stock for the five days preceding the conversion date. The Company accounted for the beneficial conversion feature associated with the Series F Convertible Preferred Stock at issuance.

                                                                WARRANTS
                                    PREFERRED      COMMON        CLASS       COMMON
                                      STOCK         STOCK       C, E, L       STOCK
SHARES OUTSTANDING                   SERIES F      CLASS A      & Other      Options
------------------                  ----------    ----------   ----------   ----------
Outstanding at June 30, 2001               127    19,371,167      299,300    4,249,454

  Option Grants                                                               174,745
  Forfeitures                                                                (163,750)
                                    ----------    ----------   ----------   ----------
Outstanding at September 30, 2001          127    19,371,167      299,300    4,260,449

6. NET LOSS PER SHARE

Basic net loss per common share is computed based upon the weighted average number of shares of Class A common stock outstanding during each period presented. The computation of Diluted net loss per common share does not differ from the basic computation because potentially issuable securities would be anti-dilutive. The following outstanding securities were not included in the computation of diluted earnings per share at September 30, 2001: 4,260,449 shares of Class A common stock issuable upon exercise of outstanding stock options, 299,300 shares of Class A common stock issuable upon exercise of private placement and other warrants, and 868,192 shares of Class A common stock issuable upon the conversion of convertible preferred stock (minimum of 288,001 shares based on the fixed conversion price at closing). A seven percent premium earned by the preferred shareholders of $25,609 and $26,913 increased the net loss applicable to common shareholders for the three months ended September 30, 2001 and 2000, respectively.

7. SEGMENT INFORMATION

Optoelectronics and Fiber Telecommunications ("Telecom") for the quarter ended September 30, 2001, representing 60% of total revenues of the Company, and Traditional Optics, representing 40% of total revenues, are the Company's reportable segments under SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131). The telecom segment is based primarily on the development and sale of fiber collimators and fiber-optic switches, free space isolators, precision molded aspheric optics and other related passive component products for the optoelectronics segment of the telecommunications industry. The traditional optics segment is based primarily upon the sale of lenses to the data storage and medical equipment market and the development and sale of GRADIUM glass in the form of lenses and blanks for the general optics markets.

Summarized financial information concerning the Company's reportable segments for the three months ended September 30, is shown in the following table.

                          LIGHTPATH TECHNOLOGIES, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001


                                              TRADITIONAL    CORPORATE
SEGMENT INFORMATION              TELECOM         OPTICS    AND OTHER (1)      TOTAL
-------------------              -------         ------    -------------      -----
THREE MONTHS ENDED
SEPTEMBER 30

Revenues (2)
  2001                        $  2,069,387     1,388,659             --    $  3,458,046
  2000                        $  2,815,256       249,683             --    $  3,064,939

Segment operating loss (3)
  2001                        $ (2,492,622)     (726,731)    (7,846,621)   $(11,065,974)
  2000                        $ (1,824,961)     (317,047)   (15,626,790)   $(17,768,798)

----------
(1) Corporate functions include certain members of executive management, the corporate accounting and finance function, non-cash charges and other typical administrative functions which are not allocated to segments.
(2)  There were no material inter-segment sales during all periods presented.
(3) In addition to unallocated corporate functions, management does not allocate interest expense, interest income, and other non-operating income and expense amounts in the determination of the operating performance of the reportable segments.

8. CONTINGENCIES

On May 2, 2000, the Company commenced a class action lawsuit in the Chancery Court of Delaware, New Castle County. The action seeks a declaratory judgment with respect to the Company's right to redeem the Class E Common Stock on September 30, 2000 for $.0001 per share, the right of the holders of Class E Common Stock to vote at the Annual Meeting held on October 6, 2000, and for certification of the holders of Class E Common Stock as a class and the named defendants as its representatives. The named defendants are Donald E. Lawson, former President, Chief Executive Officer and Director of the Company, who owns an aggregate of 25,000 shares of Class E Common Stock, Louis G. Leeburg, a Director of the Company, who owns an aggregate of 7,272 shares of Class E Common Stock, and William Leeburg, who owns or controls an aggregate of 21,816 shares of Class E Common Stock. The Company proposed a settlement of this lawsuit which the Delaware Chancery Court heard on January 8, 2001. The settlement proposal was made to include all holders of Class E Common Stock. On February 2, 2001, the Delaware Chancery Court issued a letter in which it indicated that holders of Class E Common Stock must be provided an opportunity to request exclusion from the settlement class. The Company has re-evaluated the proposed settlement offer and in September 2001 determined it will proceed with the settlement to include a provision that each E shareholder has the right to request exclusion from the settlement class. The final settlement terms allow the holders of Class E Common Stock to elect to receive either $0.40 for each share of Class E Common Stock or a two year option to purchase five shares of Class A Common Stock for each 100 shares of Class E Common Stock they hold. The option will have an exercise price equal to the fair market value of the Class A Common Stock on the settlement date. The Company estimates that if all of the Class E Common Stock were exchanged for options, approximately 201,102 shares of Class A Common Stock would be issued. If all of the Class E Common Stock were exchanged for cash, approximately $1.6 million would be expended. The Company has determined that it is probable that the settlement offer will occur and an estimated settlement charge of $1 million was accrued at September 30, 2001.

On or about June 9, 2000, a small group of holders of Class E Common Stock commenced an action in a state court in Texas (the "Texas Action"). In essence, the Texas Action makes various allegations regarding the circumstances surrounding the issuance of the Class E Common Stock and seeks damages based

                          LIGHTPATH TECHNOLOGIES, INC.
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                               SEPTEMBER 30, 2001


upon those allegations. The Company believes the allegations underlying the Texas Action have no basis in fact and that this lawsuit is without merit. The Company has retained counsel and is vigorously defending against these claims. The participants in the Texas Action will be provided the opportunity to accept the settlement discussed above. In addition, the Company participated in mediation for the Texas Action on October 23, 2001. During the quarter ended September 30, 2001, the Company incurred legal fees associated with this claim of approximately $200,000 and has filed an insurance claim for the amount related to the lawsuit, in excess of deductible amounts. During the first quarter, one of the insurance companies responsible for the claim, which had previously filed for reorganization, was declared insolvent. The company is working with regulatory agencies to resolve and collect the monies due under this policy.

LightPath is subject to various other claims and lawsuits in the ordinary course of its business, none of which are currently considered material to the Company's financial condition and results of operations. Except as set forth above, there have been no material developments in any legal actions reported in the Company's Form 10-KSB for the year ended June 30, 2001.

                    FINANCIAL STATEMENTS FOR FISCAL YEAR 2001

                    REPORT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors
LightPath Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of LightPath Technologies, Inc., as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LightPath Technologies, Inc., as of June 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                      /s/ KPMG LLP

Albuquerque, New Mexico
August 1, 2001

                          LIGHTPATH TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                                YEAR ENDED JUNE 30,
                                                                           ------------------------------
                                                                               2001             2000
                                                                           -------------    -------------
ASSETS
Current assets:
  Cash and cash equivalents                                                $  29,273,034    $  58,728,130
  Trade accounts receivable - less allowance of $120,947 and $15,000           2,579,483          841,533
  Inventories (NOTE 2)                                                         5,414,587        1,690,058
  Other receivables and advances to employees                                    442,116           17,733
  Prepaid expenses and other                                                     616,071          225,451
                                                                           -------------    -------------
Total current assets                                                          38,325,291       61,502,905

Property and equipment - net (NOTE 3)                                         12,046,891        6,482,039
Goodwill and intangible assets - net (NOTE 4)                                 25,683,341       31,727,811
Investment in LightChip, Inc. (NOTE 6)                                         8,234,885        1,000,000
                                                                           -------------    -------------
Total assets                                                               $  84,290,408    $ 100,712,755
                                                                           =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                         $   1,276,204    $   1,573,531
  Accrued liabilities                                                            300,263          469,771
  Accrued payroll and benefits                                                 1,131,252          330,734
  Capital lease obligations and note payable (NOTE 7)                            242,475               --
                                                                           -------------    -------------
Total current liabilities                                                      2,950,194        2,374,036

Deferred income taxes (NOTE 9)                                                 3,316,304               --

Commitments and contingencies (NOTE 14)

Redeemable common stock (NOTE 11)
  Class E-1, E-2 and E-3 - performance based and redeemable common stock
    0 and 4,022,037 shares issued and outstanding                                     --           40,221

Stockholders' equity (NOTES 10 AND 11)
  Preferred stock, $.01 par value; 5,000,000 shares authorized;
    Series F convertible shares 127 and 153 issued and outstanding,
    $1,270,000 liquidation preference at June 30, 2001                                 1                1
  Common stock:
    Class A, $.01 par value, voting; 34,500,000 shares authorized;
     19,371,167 and 18,136,254 shares issued and outstanding                     193,712          181,363
  Additional paid-in capital                                                 183,125,821      142,559,848
  Accumulated deficit                                                       (105,295,624)     (44,442,714)
                                                                           -------------    -------------
Total stockholders' equity                                                    78,023,910       98,298,498
                                                                           -------------    -------------
Total liabilities and stockholders' equity                                 $  84,290,408    $ 100,712,755
                                                                           =============    =============

See accompanying notes.

                          LIGHTPATH TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED JUNE 30,
                                                        -----------------------------
                                                            2001             2000
                                                        ------------     ------------
REVENUES
  Telecom product and lens sales                        $ 25,257,391     $  2,098,841
  Product development fees and other sales                   885,765          167,423
                                                        ------------     ------------
Total revenues                                            26,143,156        2,266,264

COSTS AND EXPENSES
  Cost of sales                                           15,283,694        1,309,711
  Selling, general and administrative                     19,291,630        5,942,029
  Research and development                                 7,089,931        1,449,347
  Asset impairment (NOTES 3 AND 4)                        13,772,867               --
  Stock-based compensation                                11,164,505        3,144,980
  Amortization of goodwill and intangibles                13,566,807        2,418,119
  Acquired in process research and development             9,100,000        4,200,000
                                                        ------------     ------------
Total costs and expenses                                  89,269,434       18,464,186
                                                        ------------     ------------
Operating loss                                           (63,126,278)     (16,197,922)

OTHER INCOME(EXPENSE)
  Investment income                                        2,436,438        1,062,952
  Interest and other expense                                 (73,521)        (475,097)
                                                        ------------     ------------
Net loss                                                $(60,763,361)    $(15,610,067)
Imputed dividend and premium on preferred stock              (89,549)      (2,231,943)
                                                        ------------     ------------

Net loss applicable to common shareholders (NOTE 12)    $(60,852,910)    $(17,842,010)
                                                        ============     ============

Basic and diluted net loss per share (NOTE 12)          $      (3.19)    $      (1.86)
                                                        ============     ============

Number of shares used in per share calculation            19,064,141        9,586,817
                                                        ============     ============

See accompanying notes.

                          LIGHTPATH TECHNOLOGIES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              CLASS A
                                                            COMMON STOCK
                                          PREFERRED    ------------------------     ADDITIONAL
                                            STOCK      NUMBER OF                      PAID-IN        ACCUMULATED
                                           AMOUNT        SHARES        AMOUNT         CAPITAL          DEFICIT          TOTAL
                                          ---------    ----------    ----------    -------------    -------------    ------------
Balances at June 30, 1999                 $       1     4,960,703    $   49,607    $  28,379,011    $ (26,600,704)   $  1,827,915
Issuance of 408 shares of Series F
  convertible preferred stock, net                4            --            --        3,880,320               --       3,880,324
Issuance of common stock                         --        66,429           664          258,136               --         258,800
Exercise of stock options and unit
  purchase options                               --       682,521         6,825        3,214,108               --       3,220,933
Exercise of warrants
Debt                                        577,350         5,774     1,264,396               --        1,270,170
Equity                                           --     8,764,665        87,647       60,930,062               --      61,017,709
Issuance of common stock upon
  conversion of 37 shares Series A, 1
  share Series B, 84 shares Series C
  and 255 shares Series F
  convertible preferred stock                    (4)    1,066,970        10,670          (10,666)              --              --
Issuance of common stock upon
  conversion of 6% convertible
  debentures                                     --       569,801         5,698        1,313,423               --       1,319,121
Issuance of common stock and stock
  options to acquire
Horizon Photonics, Inc.                          --     1,447,815        14,478       37,954,135               --      37,968,613
Stock-based compensation                         --            --            --        3,144,980               --       3,144,980
Imputed dividend on Series F
  convertible preferred stock                    --            --            --        2,094,662       (2,094,662)             --
Premium on Series A, Series B,
Series C and Series F convertible
  preferred stock                                --            --            --          137,281         (137,281)             --
Net loss                                         --            --            --               --      (15,610,067)    (15,610,067)
                                          ---------    ----------    ----------    -------------    -------------    ------------

Balances at June 30, 2000                 $       1    18,136,254    $  181,363    $ 142,559,848    $ (44,442,714)   $ 98,298,498
Exercise of stock options                        --       306,255         3,063        1,501,562               --       1,504,625
Exercise of warrants and unit
  purchase options                               --        50,217           502           65,487               --          65,989
Issuance of common stock upon
  conversion of 26 shares Series F
  convertible preferred stock                    --        55,704           557             (557)              --              --
Issuance of common stock and stock
  options to acquire Geltech, Inc.               --       822,737         8,227       27,705,609               --      27,713,836
Redemption E1, E2, E3 common stock               --            --            --           39,818               --          39,818
Stock-based compensation                         --            --            --       11,164,505               --      11,164,505
Premium on Series F convertible
preferred stock                                  --            --            --           89,549          (89,549)             --
Net loss                                         --            --            --               --      (60,763,361)    (60,763,361)
                                          ---------    ----------    ----------    -------------    -------------    ------------

Balances at June 30, 2001                 $       1    19,371,167    $  193,712    $ 183,125,821    $(105,295,624)   $ 78,023,910
                                          =========    ==========    ==========    =============    =============    ============

See accompanying notes.

                          LIGHTPATH TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEAR ENDED JUNE 30,
                                                                               ------------------------------
                                                                                   2001              2000
                                                                               ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                                     $(60,763,361)     $(15,610,067)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization                                               16,261,789         3,090,322
     Debt discount                                                                       --           425,795
     Write off abandoned patent applications                                             --           132,011
     Asset impairment                                                            13,772,867                --
     Stock-based compensation                                                    11,164,505         3,144,980
     Acquired in-process research and development                                 9,100,000         4,200,000
  Changes in operating assets and liabilities (net of the effect of acquisitions):
    Receivables, net and advances to employees                                     (945,878)          639,450
    Inventories                                                                  (2,656,444)         (531,698)
    Prepaid expenses and other                                                     (317,053)         (197,858)
    Accounts payable and accrued liabilities, including payroll                    (588,408)        1,451,545
                                                                               ------------      ------------
Net cash used in operating activities                                           (14,971,983)       (3,255,520)

CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment additions, net                                          (7,230,694)       (5,148,438)
  Costs incurred in acquiring patents and license agreements                        (84,630)          (58,324)
  Acquisitions, net of cash acquired                                                (18,411)       (2,164,662)
  Investment in LightChip                                                        (7,234,885)       (1,570,000)
                                                                               ------------      ------------
Net cash used in investing activities                                           (14,568,620)       (8,941,424)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of 6% convertible debentures, net of
   discount and offering costs                                                            --           893,326
  Payment on notes payable and capital leases                                    (1,484,704)          (30,000)
  Proceeds from sales of Convertible Series F preferred stock, net                       --         3,880,324
  Proceeds from exercise of common stock options and warrants, net                1,570,211        65,509,236
  Proceeds from issuance of common stock                                                 --           258,800
                                                                               ------------      ------------
Net cash provided by financing activities                                            85,507        70,511,686
                                                                               ------------      ------------
Net (decrease) increase in cash and cash equivalents                            (29,455,096)       58,314,742
Cash and cash equivalents at beginning of period                                 58,728,130           413,388
                                                                               ------------      ------------
Cash and cash equivalents at end of period                                     $ 29,273,034      $ 58,728,130
                                                                               ============      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                                $     72,811      $      1,180
  Non cash investing and financing activities:
   Class A common stock, warrant and stock options issued for acquisitions     $ 27,713,836      $ 37,968,613
   Class A common stock issued upon conversion of preferred stock              $        557      $     10,670
   Class E common stock redeemed (2001), issued (2000)                         $     40,221      $        421

See accompanying notes

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000

ORGANIZATION

LightPath Technologies, Inc. ("LightPath" or the "Company") was incorporated in Delaware on June 15, 1992 as the successor to LightPath Technologies Limited Partnership formed in 1989, and its predecessor, Integrated Solar Technologies Corporation formed in 1985. On April 14, 2000, the Company acquired Horizon Photonics, Inc. ("Horizon"). On September 20, 2000, the Company acquired Geltech, Inc. ("Geltech"). The Company is engaged in the production of collimator, isolator, and precision molded aspheric optics used in the telecom components market, GRADIUM(R) glass lenses and other optical materials. Additionally, Geltech has a unique and proprietary line of all-glass diffraction gratings (StableSil(R)) for telecom applications as well as a product family of Sol-Gel based waveguides. The Company also performs research and development for optical solutions for the fiber telecommunications and traditional optics markets. As used herein, the terms ("LightPath" or the "Company"), refer to LightPath individually or, as the context requires, collectively with its subsidiaries on a consolidated basis.

The Company has incurred substantial losses since inception. During fiscal year 1996, the Company completed an initial public offering ("IPO") and in fiscal years 1997, 1998 and 2000 the Company completed four private placements of convertible preferred stock and one private placement for convertible debentures to raise additional capital. These funds were used to further research, development and commercialization of optoelectronic products and GRADIUM glass lenses. During fiscal year 2000, warrants issued at the IPO and private placement warrants were exercised for approximately $65.5 million.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS consist of cash in the bank and temporary investments with maturities of ninety days or less when purchased.

INVENTORIES which consists principally of raw materials, lenses, isolators, collimators and components are stated at the lower of cost or market, on a first-in, first-out basis. Inventory costs include materials, labor and manufacturing overhead.

PROPERTY AND EQUIPMENT are stated at cost and depreciated using both straight-line and accelerated methods over the estimated useful lives of the related assets ranging from three to seven years. Platinum molds less estimated salvage value are depreciated on a straight-line basis over the estimated useful lives ranging from one to two years.

INTANGIBLE ASSETS consisting of goodwill, customer list and supply contracts, licenses, patents, trademarks and others are recorded at cost. Upon issuance of the license, patent or trademark, these assets are being amortized on the straight-line  basis  over the  estimated  useful  lives of the  related  assets ranging from ten to seventeen years. Goodwill, customer list and supply contracts and other intangibles are being amortized on straight-line basis over the estimated period of benefit ranging from two to eight years. The recoverability of the carrying values of these intangible assets are evaluated on a recurring basis.

INVESTMENTS consists of the Company's ownership interest in LightChip Inc. (LightChip) which is accounted for under the cost method.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

INCOME TAXES are accounted for under the asset and liability method. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.


REVENUE is generally recognized from product sales when products are shipped to the customer provided that LightPath has received a valid purchase order, the price is fixed, title has transferred, collection of the associated receivable is reasonably assured, and there are no remaining significant obligations. Revenues from product development agreements are recognized as milestones are completed in accordance with the terms of the agreements. Provisions for estimated losses are made in the period in which such losses are determined.


Sales to the Agere Systems, Inc (formerly Microelectronics division of Lucent Technologies Inc.) were approximately $11.5 million which represents 44% of all revenues for the year ended June 30, 2001. Sales to Lucent Technologies, Inc., for the year ended June 30, 2000 were approximately $930,000 or 41% of total revenues.

RESEARCH AND DEVELOPMENT costs are expensed as incurred.

STOCK-BASED COMPENSATION is accounted for using the intrinsic value method as prescribed by APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, under which no compensation expense is recognized when the exercise price of the employees stock option equals or exceeds the market price of the underlying stock on the date of grant and other requirements are met.

Pro forma information required by Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, has been presented as if the fair value method using a Black-Scholes option pricing model had been applied.

MANAGEMENT MAKES ESTIMATES and assumptions during the preparation of the Company's consolidated financial statements that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which in turn could impact the amounts reported and disclosed herein.

FAIR VALUES OF FINANCIAL INSTRUMENTS of the Company are disclosed as required by Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS. The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate fair value.

LONG-LIVED ASSETS are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is required. See Notes 3 and 4.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

2. INVENTORIES

The components of inventories include the following at June 30:

                                                 2001               2000
                                              ----------         ----------
     Raw materials                            $3,208,838         $  733,050
     Work in process                             971,916            459,789
     Finished goods                            1,233,832            497,219
                                              ----------         ----------
     Total inventories                        $5,414,587         $1,690,058
                                              ==========         ==========

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30:

                                                 2001               2000
                                              -----------        ----------
     Manufacturing equipment                  $13,755,183        $5,339,963
     Computer equipment and software            1,182,772           757,595
     Furniture and fixtures                       604,567           296,318
     Platinum molds                               656,073           931,815
     Leasehold improvements                     1,667,582         1,022,857
                                              -----------        ----------
                                               17,866,177         8,348,548
     Less accumulated depreciation              5,819,286         1,866,509
                                              -----------        ----------
     Total property and equipment             $12,046,891        $6,482,039
                                              ===========        ==========


During the fourth quarter of fiscal 2001, the Company recorded an impairment charge of approximately $408,000 related to equipment held for disposal, expected to be completed during the first quarter of fiscal 2002. The net carrying value of the equipment held for disposal was approximately $90,000 at June 30, 2001. The equipment was used for the production of traditional optics in California, which the Company is consolidating into its Florida facilities.


4. INTANGIBLE ASSETS

Intangible assets consist of the following at June 30:

                                          LIFE
                                        IN YEARS        2001            2000
                                        --------    ------------    ------------
Goodwill                                    4       $  5,203,365    $ 11,797,725
Customer list and supply contract         4 - 8        4,800,000      15,900,000
Developed technology                      2 - 4       18,000,000       2,400,000
Covenant not-to-compete                     3          3,100,000       2,000,000
Other intangibles                         2 - 5        2,860,000       1,520,000
Patents and trademarks granted           10 - 17         582,787         509,095
License agreements                         17             46,560          40,000
Patent applications in process                           127,800          60,845
                                                    ------------    ------------
                                                      34,720,512      34,227,665
Less accumulated amortization                          9,037,171       2,499,854
                                                    ------------    ------------
Total intangible assets                             $ 25,683,341    $ 31,727,811
                                                    ============    ============

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company evaluated the recoverability of the long-lived assets including the intangible assets acquired in April 2000, when the Company purchased Horizon Photonics Inc. ("Horizon") (see Note 5). While revenue was substantial for fiscal 2001, Horizon has had to defer sales to a significant customer since May 2001. At June 30, 2001, the Company determined that the estimated future undiscounted cash flows remaining from this customer supply agreement and associated goodwill were below the carrying value of the related intangible assets. Accordingly, the Company adjusted the carrying value of the goodwill and customer supply agreement to their estimated fair value of approximately $2.1 million resulting in a noncash impairment loss of approximately $13.4 million. The estimated fair value was based on anticipated discounted future cash flows.

5. ACQUISITIONS

On April 14, 2000, the Company acquired Horizon, a California corporation which is an emerging leader in the automated production of passive optical components for the telecommunications and data communications markets. LightPath acquired all of the outstanding shares of Horizon for approximately 1.4 million shares of Class A common stock and $1 million cash. The Company assumed approximately $250,000 of indebtedness of Horizon, which was repaid upon closing of the transaction and incurred approximately $1 million in acquisition costs. Additionally, LightPath issued replacement stock options for all of Horizon's outstanding employee stock options (approximately 193,000 shares). The fair value of the options issued of approximately $2.8 million is included in the final determination of the purchase price. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations of Horizon have been included in the Company's consolidated financial statements from April 14, 2000.

The purchase price was allocated to tangible net assets and identifiable intangible assets with the unallocated purchase price attributed to goodwill. The value of tangible assets acquired and liabilities assumed approximated their historical book value at April 14, 2000. The estimated fair value of the tangible net assets, identifiable intangible assets and goodwill, based on management's assessment, are as follows:

                                                               FAIR VALUE
                                                             AT ACQUISITION
                                                             --------------
     Current assets                                           $ 1,908,395
     Equipment                                                  1,112,267
     Patents                                                       29,016
     In-process research and development                        4,200,000
     Customer list                                             15,900,000
     Developed technology                                       2,400,000
     Covenants not-to-compete                                   2,000,000
     Patents, trademark & tradename                             1,300,000
     Acquired work force                                          220,000
     Goodwill                                                  11,797,725
     Other liabilities                                           (623,576)
                                                              -----------
     Total                                                    $40,243,827
                                                              ===========

In the fourth quarter of fiscal 2000, the Company recorded a non-recurring charge of $4.2 million, due to acquired in-process research and development based on an assessment of the purchased technology of Horizon. This charge represents technology that did not meet the accounting definitions of "completed technology," and will have no alternative future uses if the products are not feasible. This assessment analyzed certain Micro-Collimator products as well as active alignment and isolator injection molding technologies that were under development at the time of acquisition. These programs were in various stages of completion ranging from 50% to 60% of completion, with estimated completion dates through June 2001. This in-process research and development will have no alternative future use if the products are not feasible. Revenues from

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

in-process products are estimated primarily beginning in the second quarter of fiscal 2001, with projected research and development costs-to-complete of approximately $1.1 million. The fair value of these development programs was determined in accordance with views expressed by the staff of the Securities and Exchange Commission.

On September 20, 2000, the Company acquired all of the outstanding shares of Geltech, for an aggregate purchase price of approximately $28.5 million, comprised of 822,737 shares of Class A common stock (valued at $27.5 million) and approximately $1 million in acquisition costs. The number of shares of Class A common stock issued to the former shareholders of Geltech was based on the average closing price of the Class A common stock for five days prior to the date of the purchase agreement, August 9, 2000. Geltech, a Delaware corporation, is a leading manufacturer of precision molded aspheric optics used in the active telecom components market to provide a highly efficient means to couple laser diodes to fibers or waveguides. Additionally, Geltech has a unique and proprietary line of all-glass diffraction gratings (StableSil(R)) for telecom applications such as optical switching, mux/demux and laser tuning as well as a product family of Sol-Gel based diffraction gratings. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations of Geltech have been included in the Company's consolidated financial statements from September 20, 2000.

The purchase price was allocated to the tangible net assets and identifiable intangible assets. The value of the tangible net assets acquired approximated their historical book value at the date of the acquisition excluding previously acquired goodwill and certain licensed technology at the acquisition date. In addition, a net deferred tax liability of approximately $3.3 million was recorded following a reduction in the Company's deferred tax valuation allowance of approximately $5 million at the acquisition date. The estimated fair value of the tangible net assets and identifiable intangible assets, based on management's assessment, are as follows:

                                                               FAIR VALUE
                                                             AT ACQUISITION
                                                             --------------
     Current assets                                           $ 3,127,107
     Equipment                                                  1,437,137
     Patents                                                       62,577
     In-process research and development                        9,100,000
     Customer list                                              2,700,000
     Developed technology                                      15,600,000
     Covenants not-to-compete                                   1,100,000
     Patents, trademark & tradename                               600,000
     Acquired work force                                          740,000
     Current liabilities                                         (922,091)
     Long-term debt and capital leases                         (1,727,179)
     Deferred income taxes                                     (3,316,304)
                                                              -----------
     Total                                                    $28,501,247
                                                              ===========

In the first quarter of fiscal 2001, the Company recorded a non-recurring charge of $9.1 million, due to acquired in-process research and development based on an assessment of the purchased technology of Geltech. This charge represents technology that did not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. This assessment analyzed certain diffraction gratings, waveguides, lens arrays and sub-assembly technologies that were under development at the time of acquisition. These programs were in various stages of completion ranging from 30% to 50% of completion, with estimated completion dates through December 2001. This in-process research will have no alternative future uses if the products are not feasible. Revenues from in-process products are estimated primarily beginning in fiscal 2002, with projected research and development costs-to-complete of approximately $2.25 million. The estimated fair value of these development programs was determined in accordance with views expressed by the staff of the Securities and Exchange Commission.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

The following unaudited pro forma information presents the results of operations of the Company as if the acquisitions of Horizon and Geltech had taken place at the beginning of fiscal 2000 and excludes the write-off of the acquired in-process research and development of $4.2 million and $9.1 million, respectively.

     PRO FORMA                                      JUNE 30,      JUNE 30,
     (IN 000'S EXCEPT PER SHARE DATA)                 2001          2000
     --------------------------------               --------      --------
     Revenues                                       $ 28,628      $ 11,622
     Net loss applicable to
     common shareholders                            $(54,189)     $(27,084)
     Net loss per basic and diluted share           $  (2.82)     $  (2.33)

The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that date, nor is it intended to be a projection of future results.

6. INVESTMENT IN LIGHTCHIP, INC.

On August 21, 2000, LightChip issued additional shares of voting convertible preferred stock for $60 million, of which the Company funded $7.2 million, its pro-rata interest. The Company's combined common stock and preferred stock voting interest in LightChip decreased to approximately 16.4% after the August 2000 issuance of voting convertible preferred stock.

During fiscal 1999, the Company discontinued application of the equity method of accounting to its investment in LightChip, a development stage company, since its pro-rata share of LightChip's losses had reduced the investment to its remaining contractually committed obligation for future funding of $570,000. In October 1999, LightChip issued additional shares of voting convertible preferred stock for $3 million, of which the Company funded its $570,000 contractual obligation. On December 8, 1999, LightChip issued additional shares of voting convertible preferred stock for $16 million, of which the Company funded $1 million, at which point the Company began accounting for its investment in LightChip under the cost method. In accordance with the SEC staff position stated in EITF Topic D-84, the Company's pro-rata share of LightChip losses through December 8, 1999, totaling $514,288 were not recognized as a result of the Company's additional investment.

7. CAPITAL LEASES AND NOTE PAYABLE

The Company has capital lease obligations with various institutions, payable in monthly installments which expire throughout June 30, 2002, at 11.1% to 13.4%. These obligations are generally secured by the equipment purchased under the agreement. Geltech is currently in negotiations with Corning Incorporated related to their licensing agreement and has not repaid the $77,613 balance on the note payable to Corning Incorporated that was originally due in July 1999. The Company continues to accrue interest on the note (prime rate plus .5%) and any unpaid amounts are included in the capital lease obligations and note payable at June 30, 2001. The Company incurred interest expense of $77,904 and $1,180 in years ended June 30, 2001 and 2000, respectively.

Geltech has a line of credit with a bank for $500,000 which expires in June 2002 and $500,000 was available at June 30, 2001. Borrowings are limited to 75% of certain accounts receivable and 50% of certain inventory balances. Interest is payable monthly at the prime rate plus 1.5% (6.75% at June 30, 2001). The line of credit is collateralized by accounts receivable, intangible assets, and inventory. Geltech is required to maintain various financial covenants.

8. CONVERTIBLE DEBENTURES

On July 28, 1999, the Company completed a private placement for $1,000,000 of 6% Convertible Debentures (the "Debentures"). The Debentures were immediately convertible into shares of Class A common stock at a conversion price of $1.76 per share. Debenture holders also received Class I warrants to acquire 427,350 shares of Class A common stock (fair value estimated by management to be $618,131). The warrant agreement provided for an exercise price of $2.20 per

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

share. The warrants were immediately exercisable and had a five year life. On September 24, 1999 all of the Debentures and the related warrants were converted into 997,151 shares of Class A common stock. Interest of $9,370 was paid to the debenture holders. The Company recognized an interest charge of $381,869 in the first quarter of fiscal year 2000 for the beneficial conversion feature associated with the Debentures and $43,926 of the remaining discount was amortized from the issuance date through the conversion date.

In connection with the private placement of the Debentures, the Company issued 150,000 Class J warrants to the placement agent, with terms identical to those issued to the Debenture holders. During the six months ended December 31, 1999, 150,000 shares of Class A common stock were issued upon exercise of all of the outstanding Class J warrants.

9. INCOME TAXES

There was no provision for income taxes during the years ended June 30, 2001 and 2000.

Significant components of the Company's deferred tax assets and liabilities are as follows at June 30:

                                                      2001             2000
                                                  ------------     ------------
Deferred tax assets:
  Start-up expenses, net                          $         --     $    601,000
  Research and development expenses                    895,000          815,000
  Net operating loss and credit carryforwards       20,648,000        9,999,000
  Stock based compensation                           5,038,000          240,000
  Inventory                                            654,000               --
  Other                                                661,000               --
                                                  ------------     ------------
Gross deferred tax assets                           27,896,000       11,655,000
Valuation allowance for deferred tax assets        (20,968,000)      (3,337,000)
                                                  ------------     ------------
Total deferred tax assets                            6,928,000        8,318,000
Deferred tax liabilities-
intangible assets and other                        (10,244,000)      (8,318,000)
                                                  ------------     ------------
Net deferred tax liability                        $ (3,316,000)    $         --
                                                  ============     ============

The valuation allowance has increased by approximately $17.6 million and decreased by approximately $4.6 million during the years ended June 30, 2001 and 2000, respectively. The change is primarily due to the interaction of the combining companies tax positions related to the non-taxable acquisitions of Geltech in 2001 and Horizon in 2000 which created a deferred tax liability. To the extent that approximately $4.6 million of the valuation allowance related to acquired tax attributes is reduced in future periods, the benefit will be recognized as a reduction to goodwill and intangible assets prior to recording any future benefits.

The reconciliation of income tax attributable to operations computed at the U.S. federal statutory tax rates and the actual tax provision of zero results primarily from the change in the valuation allowance.


At June 30, 2001, the Company has consolidated net operating loss carryforwards for federal income tax purposes of approximately $52 million (including $8.5 million of acquired net operating losses) which will expire from 2009 through 2021, if not previously utilized. The Company also has research and development credit carryforwards of approximately $660,000 which will expire from 2009 through 2021, if not previously utilized. A portion of the net operating loss carryforwards and the majority of the research and development credit carryforwards are subject to certain limitations of the Internal Revenue Code which restrict their annual utilization in future periods.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

10. EMPLOYEE AND DIRECTOR STOCK OPTION PLANS

At June 30, 2001, the Company has three stock based compensation plans which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. No compensation costs have been recognized for its fixed stock options grants where the fair market value of the underlying stock equaled the option price at the date of grant.

In June 1992, the Company implemented the Omnibus Incentive Plan (the "Incentive Plan"), and the Directors Stock Option Plan (the "Directors Plan"). The Company has reserved 3,275,000 shares of common stock for awards under the Incentive Plan. The number of shares reserved for award by the Directors Plan at June 30, 2001 is 450,000 shares of common stock.

The Incentive Plan authorizes the Company to grant various awards using common stock, and cash to officers and key employees of the Company. Prior to fiscal 2001, only incentive stock options had been issued under the plan with an exercise price equal to the fair market value of the underlying stock on the date the options are granted and an average vesting period of four years. During fiscal 2001, following the Geltech acquisition, the Company issued 130,000 stock options with exercise prices below fair market value on the date of grant. In addition, the Company issued 67,912 shares of common stock for time accelerated restricted stock awards to management which vest upon continued employment for five years, or three years if certain performance criteria are met. The intrinsic value of the restricted stock awards is being recognized over the vesting period. The Company recognized a stock-based compensation charge of approximately $330,000 in fiscal 2001, related to the restricted stock awards and the in-the-money options. The term of the options granted under the Incentive Plan cannot exceed ten years and grants to stockholders who hold 10% or more of the Company stock cannot exceed five years from the date of grant. There are approximately 440,000 options under the Incentive Plan available for grant at June 30, 2001.

The Directors Plan authorizes the Company to grant awards to certain eligible nonemployee directors of the Company using common stock. Under the plan each nonemployee director receives options to purchase shares of the Company common stock. Prior to fiscal 2001, the director's option vested ratably over their three year term. In fiscal 2001, the plan adopted an annual grant which vest monthly over the year. Each option granted under the Directors Plan will be granted at a price equal to the fair market value of the underlying stock on the date the options are granted with a term of ten years. There are approximately 128,000 options under the Director Plan available for grant at June 30, 2001.

In addition, the Company has issued nonqualified options to certain directors, officers and consultants to the Company not covered by the Incentive or Directors Plans. In November 1999, the Company entered into a Directors Compensation Agreement, pursuant to which the Company's Chairman could elect to receive a restricted stock grant if the closing price of the Company's Class A common stock exceeded certain targets during the term of the agreement. During the quarter ended March 31, 2000, the target prices defined in the agreement were reached resulting in the recording of a non-cash stock-based compensation charge which was subject to adjustment for changes in the market value of the Class A common stock. Accordingly through March 31, 2000, the Company recognized a non-cash stock-based compensation charge of approximately $710,000, under the terms of the original agreement. Subsequent to March 31, 2000, the Company modified the terms of the Directors Compensation Agreement whereby the share substitution clause was deleted. The Chairman received two nonqualified stock option grants to acquire 1 million and 500,000 shares each of Class A Common Stock with a ten-year term which vest on December 1, 2001. The exercise prices are $6 and $24 per share, respectively. Based on the terms of the options granted (1 million granted with an exercise prices less than market), non-cash charges of approximately $18 million will be amortized over the vesting period of the options. In addition, 219,000 and 150,000 options were granted in fiscal 2001 and 2000, respectively, to officers at a price equal to the fair market value of the underlying stock on the date of grant, with a term of ten years. The board of directors accelerated the vesting of certain options issued which resulted in recording of stock-based compensation charges of approximately $35,000 and $400,000 during the year ended June 30, 2001 and 2000, respectively. In the aggregate, approximately $11.2 and $3.1 million of non-cash charges were recorded for the years ended June 30, 2001 and 2002, respectively.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

A summary of the status of the stock option plans as of June 30, 2001 and 2000 and changes during the years ended is presented below:

                                                                                 WEIGHTED-AVG.
SHARES UNDER OPTION:           INCENTIVE PLAN   DIRECTORS PLAN   NONQUALIFIED   EXERCISE PRICE
--------------------           --------------   --------------   ------------   --------------
Outstanding at June 30, 1999        998,874          206,049          39,928      $     6.29
Granted at market value             718,321           60,227         650,000      $    16.47
Granted below market value               --               --       1,000,000      $     6.00
Exercised                          (419,257)         (36,000)             --      $     4.77
Lapsed or canceled                  (18,181)              --            (435)     $     5.18
                                 ----------       ----------      ----------      ----------
Outstanding at June 30, 2000      1,279,757          230,276       1,689,493      $    10.82
Granted at market value           1,032,781           80,000         219,000      $    17.00
Granted below market value          130,000               --              --      $    33.43
Exercised                          (254,656)         (46,510)         (7,645)     $     4.96
Lapsed or canceled                  (68,400)         (24,642)        (10,000)     $    14.99
                                 ----------       ----------      ----------      ----------
Outstanding at June 30, 2001      2,119,482          239,124       1,890,848      $    13.86
                                 ==========       ==========      ==========      ==========

Options exercisable:
June 30, 2001                       565,270          215,188          66,848      $    11.31
                                 ==========       ==========      ==========      ==========
June 30, 2000                       487,591          180,728          39,493      $     6.67
                                 ==========       ==========      ==========      ==========

The following table summarizes information about fixed stock options outstanding at June 30, 2001:

                                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                   -------------------------------------------------   -------------------------------
                      NUMBER        WEIGHTED-AVG.                          NUMBER
   RANGE OF       OUTSTANDING AT      REMAINING       WEIGHTED-AVG.    EXERCISABLE AT   WEIGHTED-AVG.
EXERCISE PRICES    JUNE 30, 2001   CONTRACTUAL LIFE   EXERCISE PRICE   JUNE 30, 2001    EXERCISE PRICE
---------------    -------------   ----------------   --------------   -------------    --------------
  $  1 to 6            415,998        7.4 Years          $  3.91            225,198         $ 4.14
  $ 6 to 12          2,049,307           8.1             $  7.92            366,671         $ 7.60
  $13 to 19            574,500           9.2             $ 17.18            128,500         $17.53
  $19 to 29          1,040,681           9.0             $ 24.22             92,219         $25.62
  $30 to 52            168,968           8.6             $ 35.15             34,718         $35.83
                    ----------                                           ----------
  $ 1 to 52          4,249,454           8.4             $ 13.86            847,306         $11.31
                    ==========                                           ==========

Had compensation costs for the Company's stock based compensation plans been determined using the fair value method of FASB Statement No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                               2001             2000
                                                           ------------     ------------
Net loss applicable to common shareholders, as reported    $(60,852,910)    $(17,842,010)
                                                           ============     ============
Net loss applicable to common shareholders, pro forma      $(62,327,788)    $(18,719,290)
                                                           ============     ============
Basic and diluted net loss per share, as reported          $      (3.19)    $      (1.86)
                                                           ============     ============
Basic and diluted net loss per share, pro forma            $      (3.27)    $      (1.95)
                                                           ============     ============

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

The weighted-average fair value of options granted during the years ended June 30, 2001 and 2000 was $13.63 and $9.33, respectively. The fair value of each incentive option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2001 and 2000: dividend yield of 0%; expected volatility of 125%; risk free interest rate of 7%; and expected lives of 3 years.

11. STOCKHOLDERS' EQUITY

The Company completed an IPO on February 22, 1996 for the sale of 1,840,000 units at an initial public offering price of $5.00. Each unit consisted of one share of Class A common stock, one Class A warrant and one Class B warrant.

Common Stock - The Company's common stock consists of the following:

Authorized 34,500,000 shares of Class A common stock, $.01 par value. The stockholders of Class A common stock are entitled to one vote for each share held.

The Company's authorized common stock includes, 2,000,000 shares of Class E-1 common stock, 2,000,000 shares of Class E-2 common stock and 1,500,000 shares of Class E-3 common stock (collectively the "E Shares" ) with $.01 par value. The stockholders of E Shares are entitled to one vote for each share held. Each E Share was automatically convertible into one share of Class A common stock in the event that the Company's income before provision of income taxes and extraordinary items or any charges which result from the conversion of the E Shares was equal to or in excess of a minimum value of approximately $13.5 million in fiscal 2000. Since the conversion provisions expired without being met as of June 30, 2000, the E Shares were redeemed by the Company, effective as of September 30, 2000. The holders of E Shares will receive their redemption value of $.0001 per share upon resolution of certain stockholder litigation relating to E Shares. See Note 15.

Preferred Stock - The Company's preferred stock consists of the following:

Authorized 5,000,000 shares of preferred stock. From June 1997 to January 1998, the Board of Directors designated 950 shares as Series A, Series B and Series C Convertible Preferred Stock; $.01 par value. The Company entered into private placement transactions which provided proceeds on the sale of 785 shares of
Series A, Series B and Series C Preferred Stock totaling $7,850,000, less issuance costs of approximately $660,000, resulting in net proceeds of approximately $7,190,000 by their respective final closing dates. As of June 30, 2001, all Series A, Series B and Series C shares were converted to common stock.

In October 1999, the Board of Directors designated 500 shares as Series F Convertible Preferred Stock; $.01 par value. The Company entered into a private placement transaction which provided proceeds on the sale of 408 shares of
Series F Preferred Stock totaling $4,080,000, less issuance costs of approximately $180,000 resulting in net proceeds of approximately $3,900,000 by the final closing date, November 2, 1999.

The Series F Convertible Preferred Stock has a stated value and liquidation preference of $10,000 per share, plus an 7% per annum premium. The holders of the Series F Convertible Preferred Stock are not entitled to vote or to receive dividends. Each share of Series F Convertible Preferred Stock is convertible into Class A common stock at the option of the holder based on its stated value at the conversion date divided by a conversion price. During fiscal 2001, the Company issued 64,288 shares of Class A common stock upon the conversion of 26 shares of Series F Preferred Stock. During fiscal 2000, the Company issued 1,066,970 shares of Class A common stock upon the conversion of the remaining 122 shares of Series A, Series B and Series C and 255 shares of Series F Preferred Stock. The conversion price is defined as the lesser of $5.625, $7.2375, $6.675 and $5.00 for the Series A, Series B, Series C and Series F Convertible Preferred Stock, respectively, or 85% (80% Series F) of the average closing bid price of the Company's Class A common stock for the five days preceding the conversion date. The discount provision in each of the Series A,

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

Series B and Series C Preferred Stock was recognized as an imputed dividend prior to June 30, 1998. The discount provision in the Series F Preferred Stock was recognized as an imputed dividend for the year ending June 30, 2000, in the amount of $2,094,662, increasing net loss applicable to common shareholders from the date of issuance to the first date that conversion can occur.

Designations, rights, and preferences related to the remaining preferred shares may be determined by the Board of Directors. The terms of any series of preferred stock may include priority claims to assets and dividends and voting or other rights.

WARRANTS

On January 11, 2000, the Company called all of its outstanding Class A warrants for redemption on February 10, 2000. On May 15, 2000, the Company called all of its outstanding Class B warrants for redemption on June 13, 2000. As of June 30, 2001, substantially all of the outstanding Class A warrants and Class B warrants were exercised for net proceeds of approximately $56 million and resulted in the issuance of approximately 7.5 million shares of Class A common stock. Unexercised Class A and Class B warrants were redeemed at price of $.05 per warrant on the redemption date. Each Class A warrant entitled the holder to purchase one share of Class A common stock and one Class B warrant at an exercise price of $6.50 until February 2001. Each Class B warrant entitled the holder to purchase one share of Class A common stock at an exercise price of $8.75 until February 2001. The warrants were redeemable by the Company on 30 day's written notice at a redemption price of $.05 per warrant if the closing price of the Class A common stock for any 30 consecutive trading days ending within 15 days of the notice averages in excess of $9.10 per share for Class A warrants and $12.25 per share for Class B warrants.

Class C, Class E, Class G and Class K warrants were issued in connection with the private placements of Series A, Series B, Series C and Series F Convertible Preferred Stock. A total of 320,000 Class C, 317,788 Class E, 365,169 Class G and 489,600 Class K warrants were granted to the preferred stockholders which entitle the holder to purchase one share of Class A common stock at an exercise price of $5.63, $7.24, $6.68 and $5.00, respectively, expiring from July 2000 to November 2002. Each of the investors in the Series F Convertible Preferred Stock previously invested in the Company's Series A, B and C Preferred Stock. In order to induce them to invest in the Series F Convertible Preferred Stock, in November 1999 the Company reduced the applicable exercise prices by twenty percent and extended the expiration dates by three years for all outstanding Class C, E and G warrants issued in connection with the sale of such Series A, B and C Preferred Stock. A total of 64,000 Class D, 47,668 Class F, 58,427 Class H and 125,000 Class L warrants were granted to the placement agent for each private placement which entitles the holder to purchase one share of Class A common stock at an exercise price of $5.63, $7.24, $6.68 and $5.00 respectively, expiring from July 2002 until November 2004. The Company registered the resale of the Class A common stock underlying the Series A, Series B, Series C and Series F Preferred Stock and the associated warrants on individual Form S-3's which are all effective. During fiscal 2001, 47,000 private placement warrants were exercised resulting in the issuance of approximately 41,633 shares of Class A common stock. During fiscal 2000, approximately 1.6 million private placement warrants were exercised resulting in the issuance of approximately 1.3 million shares of Class A common stock.

On November 5, 1999 Robert Ripp entered into an agreement to purchase 62,500 shares of LightPath Class A Common Stock for $4.00 per share in connection with his election to serve as Chairman of the Board of Directors. Mr. Ripp also received warrants to purchase up to 281,250 shares of Class A Common Stock at $6.00 per share at any time through November 10, 2009. The underlying shares were registered on a Form S-3 that became effective on January 18, 2000. In connection with the Geltech acquisition, the Company assumed a warrant to purchase up to 6,753 shares of Class A Common Stock at $25.27 per share at any time through June 2004. In connection with the IPO, the underwriter received a Unit Purchase Option to acquire up to 160,000 IPO Units at an exercise price of $6.75 per unit. Each IPO unit consists of one Class A common share, one Class A warrant to acquire a share of Class A common stock and a Class B warrant, and one Class B warrant. All of the remaining Unit Purchase Options were exercised during fiscal 2001 for 8,584 shares of Class A common stock.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

The following table provides information on preferred stock and warrants during fiscal 2001 and 2000.

                                                                WARRANTS
                             PREFERRED     -----------------------------------------------------
                           STOCK - SERIES                    CLASS         CLASS
                               A, B, C        CLASS         C, E, G,      D, F, H
SHARES OUTSTANDING               & F          A & B          I & K         J & L         Other
------------------             ------      -----------     ---------     ----------     --------
June 30, 1999                     122        4,519,000       914,068        123,345
  Issuance of securities          408        2,950,469       916,950        275,000      281,250
  Conversions and
  exercises - equity             (377)      (7,469,469)   (1,392,371)      (201,345)          --
  Conversions - debt                                --      (427,350)      (150,000)          --
                               ------      -----------     ---------     ----------     --------
June 30, 2000                     153               --        11,297         47,000      281,250
  Issuance of securities                                                                   6,753
  Conversions and
  exercises - equity              (26)              --            --        (47,000)          --
                               ------      -----------     ---------     ----------     --------
June 30, 2001                     127               --        11,297             --      288,003
                               ======      ===========     =========     ==========     ========

12. NET LOSS PER SHARE

Basic net loss per common share is computed based upon the weighted average number of common shares outstanding during each period presented. The computation of Diluted net loss per common share does not differ from the basic computation because potentially issuable securities would be anti-dilutive. The following outstanding securities were not included in the computation of diluted earnings per share at June 30, 2001: 4,249,454 Class A common stock options, private placement and other warrants to acquire 299,300 shares of Class A common stock and 307,340 Class A shares issuable upon the conversion of convertible preferred stock (minimum of 283,520 shares based on the fixed conversion price at closing). A premium ranging from 7 to 8 percent earned by the preferred shareholders of $89,549 and $137,281 increased the net loss applicable to common shareholders for the years ended June 30, 2001 and 2000, respectively. In addition, net loss applicable to common shareholders was increased by an imputed dividend in the amount of $2,094,662 during the year ended June 30, 2000. The imputed dividend resulted from a beneficial conversion feature associated with the Series F Preferred Stock issued on November 2, 1999.

13. PENSION PLAN

The Company implemented a defined contribution plan on January 1, 1997 covering substantially all employees. Annual discretionary contributions, if any, are made by the Company to match a portion of the funds employees contribute. Company matching contributions during the fiscal years ended June 30, 2001 and 2000 were approximately $65,000 and zero, respectively.

14. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office equipment and office space. At June 30, 2001, the Company has entered into lease agreements for manufacturing and office facilities in Albuquerque, New Mexico, Walnut and Auburn, California, Warren, New Jersey and Orlando, Florida. These leases, which are generally for five year terms with renewal options, expire beginning in March 2002 through May 2005. Equipment rental agreements are generally for three year terms. Equipment and office rent expense recognized for the years ended June 30, 2001 and 2000 was approximately $950,000 and $285,000, respectively. Commitments under

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

noncancelable operating leases are approximately $1.5 million for 2002; $1.3 million for 2003; $1 million for 2004; $0.8 million for 2005 and $0.6 million for 2006.

The Company has employment agreements, which expire in March 2002 through September 2003, with officers and key employees which provide for an aggregate payment of salaries of approximately $1.2 million annually. The Company has outstanding purchase commitments for approximately $1.3 million at June 30, 2001, the majority of these commitments are for raw materials, lens finishing and advertising while the balance is for manufacturing, research and development equipment.

On May 2, 2000, the Company commenced a class action lawsuit in the Chancery Court of Delaware, New Castle County. The action seeks a declaratory judgment with respect to the Company's right to redeem the Class E Common Stock on March 31, 2001 for $.0001 per share, the right of the holders of Class E Common Stock to vote at the Annual Meeting to be held on October 6, 2000, and for certification of the holders of Class E Common Stock as a class and the named defendants as its representatives. The named defendants are Donald E. Lawson, President, Chief Executive Officer and a Director of the Company, who owns an aggregate of 25,000 shares of Class E Common Stock, Louis G. Leeburg, a Director of the Company, who owns an aggregate of 7,272 shares of Class E Common Stock, and William Leeburg, who owns or controls an aggregate of 21,816 shares of Class E Common Stock. The Company entered into a proposed settlement of this lawsuit whereby the holders of Class E Common Stock could elect to receive either $.40 for each share of Class E Common Stock or a two year option to purchase one Class A Common Stock for each 100 shares of Class E Common Stock they hold. The option would be priced at the fair market value of the Class A Common Stock on the settlement date. The Company estimates that if all of the Class E Common Stock were exchanged for options to purchase Class A Common Stock, approximately 40,221 shares of Class A Common Stock would be issued. If all of the Class E Common Stock were exchanged for cash, approximately $1.6 million would be expended. On January 8, 2001, the Delaware Chancery Court held a hearing on the proposed settlement. The settlement proposal was made to include all holders of Class E Common Stock holders. On February 2, 2001, the Delaware Chancery Court issued a letter in which it indicated that holders of Class E Common Stock must be provided an opportunity to request exclusion from the settlement class. In July 2001, the Chancery Court agreed to postpone further action regarding the proposed settlement pending the currently scheduled mediation of the Texas action. Due to the uncertainty regarding the proposed settlement offer, the different exchange methods and the coverage of insurance for such claims, the Company has not been able to determine that it is probable that the proposed settlement will occur nor the likely amounts to be accrued for any possible settlement costs.

On or about June 9, 2000, a small group of holders of Class E Common Stock commenced an action in a state court in Texas (the "Texas Action"). In essence, the Texas Action makes various allegations regarding the circumstances surrounding the issuance of the Class E Common Stock and seeks damages based upon those allegations. The Company believes the allegations underlying the Texas Action have no basis in fact and that this lawsuit is without merit. As of June 30, 2001, the Company has expensed legal fees associated with this claim of approximately $650,000 and has filed an insurance claim for the amount related to the lawsuit, in excess of deductible amounts. One of the insurance companies responsible for the claim has filed for reorganization. The company is working with regulatory agencies to resolve and collect the monies due under this policy.

On November 15, 2000, the Company filed a complaint against Carmichael & Company LLC, in the State of New Mexico, for violation of its agreement with the Company as financial advisors and seeking to terminate the agreement. On or about
November 15, 2000, Carmichael & Company LLC filed a complaint against the Company in the State of New York, for breach of contract and claiming approximately $5 million in damages. On April 5, 2001, the parties met in New Mexico for mediation and was settled by payment of $1.3 million to Carmichael. The Company incurred approximately $300,000 in legal fees in connection with this matter during fiscal 2001. The financial advisor contract with Carmichael & Company LLC was terminated and both parties released the other from any further claims.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's financial position or results of operations.

15. RELATED PARTY TRANSACTIONS

During the fiscal years ended June 30, 2001 and 2000, current directors (or their firms) of the Company, provided legal and consulting services to the Company for which they billed the Company an aggregate of approximately $405,000 and $425,000, respectively. Sales to Lucent Technologies, Inc., which owned approximately 3% of the outstanding Class A common stock of the Company, for the year ended June 30, 2000 were approximately $930,000.

16. SEGMENT INFORMATION

Optoelectronics and Fiber Telecommunications ("Telecom"), represents 81% of total revenues of the Company, and Traditional Optics, represents 19% of total revenues, are the Company's reportable segments under SFAS No. 131,"Disclosure about Segments of an Enterprise and Related Information" (SFAS 131). The telecom segment is based primarily on the development and sale of fiber collimators and fiber-optic switches, free space isolators, precision molded aspheric optics and other related passive component products for the optoelectronics segment of the telecommunications industry. The traditional optics segment is based primarily upon the sale of lenses to the data storage and medical equipment market and the development and sale of GRADIUM glass in the form of lenses and blanks for the general optics markets. During fiscal 2001 approximately $13.4 million in telecom sales were derived from one isolator and one collimator customer and approximately $.6 million of traditional lens sales were derived from one medical equipment customer. During fiscal 2000 approximately $1.3 million in sales were derived from one isolator and one collimator customer and approximately $227,000 of lens sales were derived from two YAG laser customers.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2001 AND 2000 (CONTINUED)

Summarized financial information concerning the Company's reportable segments for the respective years ended June 30, is shown in the following table.

                                               TRADITIONAL      CORPORATE
SEGMENT INFORMATION               TELECOM         OPTICS       AND OTHER(1)        TOTAL
-------------------             -----------    -----------     ------------    ------------
Revenues(2)
     2001                       $21,076,466      5,066,690              --     $ 26,143,156
     2000                       $ 1,497,911        768,353              --     $  2,266,264

Segment operating loss(3)
     2001                       $(7,201,837)        73,162     (55,997,603)    $(63,126,278)
     2000                       $(7,540,317)      (365,316)     (8,292,289)    $(16,197,922)

Depreciation and amortization
     2001                       $13,450,705      2,617,060         194,024     $ 16,261,789
     2000                       $ 2,468,543        558,205          63,574     $  3,090,322

Capital expenditures for
  segment assets
     2001                       $ 5,500,656      1,146,402         583,636     $  7,230,694
     2000                       $ 2,768,108      2,255,552         124,778     $  5,148,438
Total assets
     2001                       $40,307,590     12,899,691      31,083,127     $ 84,290,408
     2000                       $38,225,268      3,325,638      59,161,849     $100,712,755

                                                                  OTHER
                                                                 FOREIGN
                                  UNITED                        COUNTRIES
GEOGRAPHIC INFORMATION            STATES          CANADA        (OVER 15)          TOTAL
-------------------             -----------    -----------     ------------    ------------
Revenues(4)
     2001                       $22,236,329      1,678,633       2,228,194     $ 26,143,156
     2000                       $ 1,749,974             --         516,290        2,266,264

----------
(1) Corporate functions include certain members of executive management, the corporate accounting and finance function and other typical administrative functions which are not allocated to segments. Corporate assets include cash and cash equivalents, other receivables, advances, prepaid expenses and unallocated property and equipment. The Company's investment in LightChip is included in the assets of the Telecom segment.
(2) There were no material inter-segment sales during the years ended June 30, 2001 or 2000.
(3) In addition to unallocated corporate functions, management does not allocate interest expense, interest income, other non-operating income and expense amounts in the determination of the operating performance of the reportable segments
(4) Revenues attributed to foreign countries are export sales, and are based on the destination of the shipment. The Company has no long lived assets in a foreign country.

                    FINANCIAL STATEMENTS FOR FISCAL YEAR 2000

                    REPORT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors
LightPath Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of LightPath Technologies, Inc., as of June 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LightPath Technologies, Inc., as of June 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                     /s/ KPMG LLP

Albuquerque, New Mexico
August 4, 2000, except as to the third paragraph of note 6
which is as of August 21, 2000

                          LIGHTPATH TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                             JUNE 30,         JUNE 30,
                                                                               2000             1999
                                                                           -------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents                                                $  58,728,130    $    413,388
  Trade accounts receivable - less allowance of $15,000                          841,533         335,706
  Inventories (NOTE 2)                                                         1,690,058         514,669
  Advances to employees and related parties                                       17,733          17,329
  Prepaid expenses and other                                                     225,451          19,124
                                                                           -------------    ------------
Total current assets                                                          61,502,905       1,300,216

Property and equipment - net (NOTE 3)                                          6,482,039         893,537
Goodwill and intangible assets - net (NOTES 4 AND 5)                          31,727,811         572,877
Investment in LightChip, Inc. (NOTE 6)                                         1,000,000
                                                                           -------------    ------------
Total assets                                                               $ 100,712,755    $  2,766,630
                                                                           =============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                         $   1,573,531    $    110,875
  Accrued liabilities                                                            469,771          56,285
  Accrued payroll and benefits (NOTE 8)                                          330,734         131,755
                                                                           -------------    ------------
Total current liabilities                                                      2,374,036         298,915

Accrued loss of LightChip, Inc. (NOTE 6)                                              --         570,000
Note payable to stockholder (NOTE 7)                                                  --          30,000

Commitments and contingencies (NOTE 15)

Redeemable common stock (NOTE 12)
  Class E-1, E-2 and E-3 - performance based and redeemable common stock
    4,022,037 and 3,979,939 shares issued and outstanding                         40,221          39,800

Stockholders' equity (NOTES 11 AND 12)
  Preferred stock, $.01 par value; 5,000,000 shares authorized;
  Series A convertible shares, 0 and 37 issued and outstanding,
  Series B convertible shares, 0 and 1 issued and outstanding,
  Series C convertible shares, 0 and 84 issued and outstanding,
  Series F convertible shares 153 and 0 issued and outstanding,
  $1,530,000 liquidation preference at June 30, 2000                                   1               1
  Common stock:
    Class A, $.01 par value, voting; 34,500,000 shares authorized;
      18,136,254 and 4,960,703  shares issued and outstanding                    181,363          49,607
  Additional paid-in capital                                                 142,559,848      28,379,011
  Accumulated deficit                                                        (44,442,714)    (26,600,704)
                                                                           -------------    ------------
Total stockholders' equity                                                    98,298,498       1,827,915
                                                                           -------------    ------------
Total liabilities and stockholders' equity                                 $ 100,712,755    $  2,766,630
                                                                           =============    ============

See accompanying notes.

                          LIGHTPATH TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED JUNE 30,
                                                        ----------------------------
                                                            2000            1999
                                                        ------------     -----------
REVENUES
  Telecom product and lens sales                        $  2,098,841     $   712,317
  Product development fees                                   167,423         373,809
                                                        ------------     -----------
Total revenues                                             2,266,264       1,086,126

COSTS AND EXPENSES
  Cost of goods sold                                       1,309,711         409,417
  Selling, general and administrative                      5,942,029       2,918,184
  Stock based compensation                                 3,144,980              --
  Research and development                                 1,449,347         615,371
  Amortization of goodwill and intangibles                 2,418,119              --
  Acquired in process research and development             4,200,000              --
                                                        ------------     -----------
Total costs and expenses                                  18,464,186       3,942,972
                                                        ------------     -----------
Operating loss                                           (16,197,922)     (2,856,846)

OTHER INCOME(EXPENSE)
  Investment income                                        1,062,952          95,362
  Interest and other expense                                (475,097)        (10,863)
  Equity in loss of LightChip, Inc. (NOTE 6)                      --        (361,671)
                                                        ------------     -----------
Net loss                                                $(15,610,067)    $(3,134,018)
Imputed dividend and premium on Preferred Stock           (2,231,943)       (224,651)
                                                        ------------     -----------
Net loss applicable to common shareholders (NOTE 13)    $(17,842,010)    $(3,358,669)
                                                        ============     ===========

Basic and diluted net loss per share (NOTE 13)          $      (1.86)    $      (.79)
                                                        ============     ===========
Number of shares used in per share calculation             9,586,817       4,271,313
                                                        ============     ===========

See accompanying notes.

                          LIGHTPATH TECHNOLOGIES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                               CLASS A
                                                             COMMON STOCK
                                          PREFERRED    -------------------------      ADDITIONAL
                                            STOCK       NUMBER OF                      PAID-IN        ACCUMULATED
                                            AMOUNT       SHARES         AMOUNT         CAPITAL          DEFICIT          TOTAL
                                           --------    -----------    ----------    -------------    -------------    -------------
Balances at June 30, 1998                  $      5      3,330,607    $   33,306    $  28,103,439    $ (23,242,035)   $   4,894,715
Issuance of common stock                         --          8,344            83           27,476               --           27,559
Exercise of stock options                        --          7,264            73           39,586               --           39,659
Issuance of common stock upon
  conversion of 12 shares Series A,
  103 shares Series B and 277 shares
  Series C convertible preferred stock           (4)     1,614,488        16,145          (16,141)              --               --
Premium on Series A, B and C
convertible preferred stock                      --             --            --          224,651         (224,651)              --
Net loss                                         --             --            --               --       (3,134,018)      (3,134,018)
                                           --------    -----------    ----------    -------------    -------------    -------------

Balances at June 30, 1999                  $      1      4,960,703    $   49,607    $  28,379,011    $ (26,600,704)   $   1,827,915

Issuance of 408 shares of Series F
  convertible preferred stock, net                4             --            --        3,880,320               --        3,880,324
Issuance of common stock                         --         66,429           664          258,136               --          258,800
Exercise of stock options and unit
  purchase options                               --        682,521         6,825        3,214,108               --        3,220,933
Exercise of warrants
Debt                                             --        577,350         5,774        1,264,396               --        1,270,170
Equity                                           --      8,764,665        87,647       60,930,062               --       61,017,709
Issuance of common stock upon
  conversion of 37 shares Series A, 1
  share Series B, 84 shares Series C
  and 255 shares Series F convertible
  preferred stock                                (4)     1,066,970        10,670          (10,666)              --               --
Issuance of common stock upon
  conversion of 6%  convertible
  debentures                                     --        569,801         5,698        1,313,423               --        1,319,121
Issuance of common stock and stock
  options to acquire
Horizon Photonics, Inc.                          --      1,447,815        14,478       37,954,135               --       37,968,613
Stock based compensation                         --             --            --        3,144,980               --        3,144,980
Imputed dividend on Series F
  convertible preferred stock                    --             --            --        2,094,662       (2,094,662)              --
Premium on Series A , Series B,
Series C and Series F convertible
  preferred stock                                --             --            --          137,281         (137,281)              --
Net loss                                         --             --            --               --      (15,610,067)     (15,610,067)
                                           --------    -----------    ----------    -------------    -------------    -------------

Balances at June 30, 2000                  $      1     18,136,254    $  181,363    $ 142,559,848    $ (44,442,714)   $  98,298,498
                                           ========    ===========    ==========    =============    =============    =============

See accompanying notes.

                          LIGHTPATH TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED JUNE 30,
                                                                        ----------------------------
                                                                            2000            1999
                                                                        ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                              $(15,610,067)   $ (3,134,018)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization                                         3,090,322         375,358
     Provision for uncollectible receivables                                      --          15,000
     Debt discount                                                           425,795              --
     Write off abandoned patent applications                                 132,011              --
     Equity in loss of LightChip                                                  --         361,671
     Stock based compensation                                              3,144,980              --
     Acquired in-process research and development                          4,200,000              --
  Changes in operating assets and liabilities (net of the effect of the acquisition of Horizon Photonics, Inc.):
    Receivables and advances to employees                                    639,450         (72,984)
    Inventories                                                             (531,698)       (107,608)
    Prepaid expenses and other                                              (197,858)         24,505
    Accounts payable and accrued expenses                                  1,451,545        (123,666)
                                                                        ------------    ------------
Net cash used in operating activities                                     (3,255,520)     (2,661,742)

CASH FLOWS FROM INVESTING ACTIVITIES
  Property and equipment additions, net                                   (5,148,438)       (437,223)
  Costs incurred in acquiring patents and license agreements                 (58,324)        (79,223)
  Acquisition of Horizon Photonics, Inc., net of cash acquired            (2,164,662)             --
  Investment in LightChip                                                 (1,570,000)       (713,333)
                                                                        ------------    ------------
Net cash used in investing activities                                     (8,941,424)     (1,229,779)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of 6% convertible debentures, net of
   discount and offering costs                                               893,326              --
  Payment on note payable                                                    (30,000)             --
  Proceeds from sales of Convertible Series F preferred stock, net         3,880,324              --
  Proceeds from exercise of common stock options and warrants, net        65,509,236          39,950
  Proceeds from issuance of common stock                                     258,800          27,559
                                                                        ------------    ------------
Net cash provided by financing activities                                 70,511,686          67,509
                                                                        ------------    ------------
Net increase(decrease) in cash and cash equivalents                       58,314,742      (3,824,012)
Cash and cash equivalents at beginning of period                             413,388       4,237,400
                                                                        ------------    ------------
Cash and cash equivalents at end of period                              $ 58,728,130    $    413,388
                                                                        ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Class A common stock and stock options issued to acquire Horizon
   Photonics, Inc.                                                      $ 37,968,613    $         --
   Class E common stock issued                                          $        421    $        291
   Class A common stock issued upon conversion of preferred stock       $     10,670    $     16,145

See accompanying notes.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999

ORGANIZATION

LightPath Technologies, Inc. (the "Company") was incorporated in Delaware on June 15, 1992 as the successor to LightPath Technologies Limited Partnership formed in 1989, and its predecessor, Integrated Solar Technologies Corporation formed on August 23, 1985. On April 14, 2000, the Company acquired Horizon Photonics, Inc. ("Horizon"). The Company is engaged in the production of collimator and isolator products, GRADIUM(R) glass lenses and other optical materials. The Company also performs research and development for optical solutions for the fiber telecommunications and traditional optics markets.

BASIS OF PRESENTATION

The Company has incurred substantial losses since inception. During fiscal year 1996, the Company completed an initial public offering ("IPO") and in fiscal years 1997, 1998 and 2000 the Company completed four private placements of convertible preferred stock and one private placement for convertible debentures to raise additional capital. These funds were used to further research, development and commercialization of optoelectronic products and GRADIUM glass lenses. During fiscal year 2000, warrants issued at the IPO and private placement warrants were exercised for approximately $65.5 million.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS consist of cash in the bank and temporary investments with maturities of ninety days or less when purchased.

INVENTORIES which consists principally of raw materials, lenses, isolators, collimators and components are stated at the lower of cost or market, on a first-in, first-out basis. Inventory costs include material, labor and manufacturing overhead.

PROPERTY AND EQUIPMENT are stated at cost and depreciated using both straight-line and accelerated methods over the estimated useful lives of the related assets ranging from three to seven years. Platinum molds less estimated salvage value are depreciated on a straight-line basis over the estimated useful lives ranging from one to two years.

INTANGIBLE ASSETS consisting of goodwill, customer list, licenses, patents, trademarks and other intangibles are recorded at cost. Upon issuance of the license, patent or trademark, these assets are being amortized on the straight-line basis over the estimated useful lives of the related assets ranging from ten to seventeen years. Goodwill, customer list and other intangibles are being amortized on straight-line basis over the estimated period of benefit ranging from two to four years. The recoverability of the carrying values of these intangible assets are evaluated on a recurring basis.

INVESTMENTS consists of the Company's ownership interest in LightChip Inc. (LightChip) which is accounted for under the cost method.

INCOME TAXES are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, which requires an asset and liability approach to financial accounting and reporting for income taxes.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.


REVENUE is generally recognized from product sales when products are shipped to the customer provided that LightPath has received a valid purchase order, the price is fixed, title has transferred, collection of the associated receivable is reasonably assured, and there are no remaining significant obligations. Revenues from product development agreements are recognized as milestones are completed in accordance with the terms of the agreements. Provisions for estimated losses are made in the period in which such losses are determined.


RESEARCH AND DEVELOPMENT costs are expensed as incurred.

STOCK BASED COMPENSATION is accounted for using the intrinsic value method as prescribed by APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, under which no compensation expense is recognized when the exercise price of the employees stock option equals or exceeds the market price of the underlying stock on the date of grant and other requirements are met.

Pro forma information required by Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, has been presented under the fair value method using a Black-Scholes option pricing model.

PER SHARE DATA is accounted for under the provisions of the Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE. See Note 13.

MANAGEMENT MAKES ESTIMATES and assumptions during the preparation of the Company's financial statements that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which in turn could impact the amounts reported and disclosed herein.

FAIR VALUES OF FINANCIAL INSTRUMENTS of the Company are disclosed as required by Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS. The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable and notes payable to stockholder approximate fair value.

LONG-LIVED ASSETS are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value is required.

RECLASSIFICATION of certain amounts in the 1999 financial statements has been made to conform to the 2000 financial statement presentation.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

2. INVENTORIES

The components of inventories include the following at June 30:

                                                 2000               1999
                                              ----------         ----------
     Raw materials                            $  733,050         $   50,736
     Work in process                             459,789             97,321
     Finished goods                              497,219            366,612
                                              ----------         ----------
     Total inventories                        $1,690,058         $  514,669
                                              ==========         ==========

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30:

                                                 2000               1999
                                              ----------         ----------
     Manufacturing equipment                  $5,339,963         $1,439,237
     Computer equipment and software             757,595            299,085
     Furniture and fixtures                      296,318            117,885
     Platinum molds                              931,815             97,288
     Leasehold improvements                    1,022,857             99,134
                                              ----------         ----------
                                               8,348,548          2,052,629
     Less accumulated depreciation             1,866,509          1,159,092
                                              ----------         ----------
     Total property and equipment             $6,482,039         $  893,537
                                              ==========         ==========

4. INTANGIBLE ASSETS

Intangible assets consist of the following at June 30:

                                                 2000              1999
                                              -----------       -----------
     Goodwill                                 $11,797,725       $        --
     Customer list                             15,900,000                --
     Developed technology                       2,400,000                --
     Covenant not-to-compete                    2,000,000                --
     Other intangibles                          1,520,000                --
     Patents and trademarks granted               509,095           397,652
     License agreements                            40,000            40,000
     Patent applications in process                60,845           216,959
                                              -----------       -----------
                                               34,227,665           654,611
     Less accumulated amortization              2,499,854            81,734
                                              -----------       -----------
     Total intangible assets                  $31,727,811       $   572,877
                                              ===========       ===========

5. ACQUISITION OF HORIZON PHOTONICS, INC.

On April 14, 2000, the Company acquired Horizon Photonics, Inc. ("Horizon") a California corporation which is an emerging leader in the automated production of passive optical components for the telecommunications and data communications markets. LightPath acquired all of the outstanding shares of Horizon for approximately 1.4 million shares of Class A common stock and $1 million cash for a purchase price of approximately $36.2 million. The Company assumed approximately $250,000 of indebtedness of Horizon, which was repaid upon closing of the transaction and incurred approximately $1 million in acquisition costs. Additionally, LightPath issued replacement stock options for all of Horizon's outstanding employee stock options (approximately 193,000 shares). The fair value of the options issued of approximately $2.8 million is included in the final determination of the purchase price. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations of Horizon have been included in the Company's consolidated financial statements from April 14, 2000.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

The purchase price was allocated to tangible net assets and identifiable intangible assets with the unallocated purchase price attributed to goodwill. The value of tangible assets acquired and liabilities assumed approximated their historical book value at April 14, 2000. The estimated fair value of identifiable intangible assets and goodwill, was determined based on a discounted cash flows assessment of management together with an independent valuation firm are as follows:

                                                               FAIR VALUE
                                                             AT ACQUISITION
                                                             --------------
     Current assets                                            $ 1,908,395
     Equipment                                                   1,112,267
     Patents                                                        29,016
     In-process research and development                         4,200,000
     Customer list                                              15,900,000
     Developed technology                                        2,400,000
     Covenants not-to-compete                                    2,000,000
     Patents, trademark & tradename                              1,300,000
     Acquired work force                                           220,000
     Goodwill                                                   11,797,725
     Other liabilities                                            (623,576)
                                                               -----------
     Total                                                     $40,243,827
                                                               ===========

In the fourth quarter of fiscal 2000, the Company recorded an immediate non-recurring charge of $4.2 million, due to acquired in-process research and development based on an independent assessment of purchased technology of Horizon. This charge represents technology that did not meet the accounting definitions of "completed technology," and will have no alternative future uses if the products are not feasible. This assessment analyzed certain Micro-Collimator products as well as active alignment and isolator injection molding technologies that were under development at the time of acquisition. These programs were in various stages of completion ranging from 50% to 60% of completion, with estimated completion dates through June 2001. This in-process research will have no alternative future uses if the products are not feasible. Revenues from in-process products are estimated primarily beginning in the second quarter of fiscal 2001, with projected research and development costs-to-complete of approximately $1.1 million. The fair value of these development programs was determined in accordance with views expressed by the staff of the Securities and Exchange Commission.

The following unaudited pro forma information presents the results of operations of the Company as if the acquisition of Horizon had taken place at the beginning of each year presented and excludes the write-off of the acquired in-process research and development of $4.2 million.

                                                   JUNE 30,      JUNE 30,
     (IN 000'S EXCEPT PER SHARE DATA)                2000          1999
     --------------------------------              --------      --------
     Revenues                                      $  3,557      $  1,675
     Net loss                                      $(21,740)     $(13,109)
     Net loss per basic and diluted share          $  (1.97)     $  (2.29)

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that date, nor is it intended to be a projection of future results.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

6. INVESTMENT IN LIGHTCHIP, INC.

During fiscal 1999, the Company discontinued application of the equity method of accounting to its investment in LightChip, a development stage company, since its pro-rata share of LightChip's losses (approximately 12.4% based on its pro-rata investment in LightChip voting preferred stock) had reduced the investment to its remaining contractually committed obligation for future funding of $570,000. In October 1999, LightChip issued additional shares of voting convertible preferred stock for $3 million, of which the Company funded its $570,000 contractual obligation. On December 8, 1999 LightChip issued additional shares of voting convertible preferred stock for $16 million, of which the Company funded $1 million. In accordance with the SEC staff position stated in EITF Topic D-84, the Company's pro-rata share of LightChip losses through December 8, 1999 totaling $514,288 were not recognized as a result of the Company's additional investment.

The Company's combined common stock and preferred stock voting interest in LightChip decreased to approximately 18% after the December 8, 1999 investment. Accordingly, as of December 8, 1999 the Company accounts for its investment in LightChip, Inc. under the cost method.

Subsequent to June 30, 2000, LightChip issued additional shares of voting convertible preferred stock for $60 million, of which the Company funded $7 million, its prorata interest, on August 21, 2000.

7. NOTE PAYABLE TO STOCKHOLDER

At June 30, 1999, the Company had a note payable to a stockholder of $30,000, which bears interest at 10.28%, payable monthly. The note was repaid by the Company in November 1999, and interest of $1,180 and $2,930 were paid in 2000 and 1999, respectively.

8. DEFERRED EMPLOYEE SALARIES

In November 1993, the Company implemented a plan for the deferral of a portion of all employees' salaries. The salaries not paid were accrued as a continuing obligation of the Company. As of June 30, 2000 and 1999, the total deferred amounts were $8,100 and $72,524, respectively. The remaining officer and the Company have agreed to make repayment of such remaining deferred amounts contingent upon the resolution of the conditions for conversion of the Class E common stock into Class A common stock.

9. CONVERTIBLE DEBENTURES

On July 28, 1999, the Company completed a private placement for $1,000,000 of 6% Convertible Debentures (the "Debentures"). The Debentures were immediately convertible into shares of Class A common stock at a conversion price of $1.76 per share. Debenture holders also received Class I warrants to acquire 427,350 shares of Class A common stock (fair value estimated by management to be $618,131). The warrant agreement provided for an exercise price of $2.20 per share. The warrants were immediately exercisable and had a five year life. On September 24, 1999 all of the Debentures and the related warrants were converted into 997,151 shares of Class A common stock. Interest of $9,370 was paid to the debenture holders. The Company recognized an interest charge of $381,869 in the first quarter of fiscal year 2000 for the "beneficial conversion feature" associated with the Debentures and $43,926 of the remaining discount was amortized from the issuance date through the conversion date.

In connection with the private placement of the Debentures, the Company issued 150,000 Class J warrants to the placement agent, with terms identical to those issued to the Debenture holders. During the six months ended December 31, 1999, 150,000 shares of Class A common stock were issued upon exercise of all of the outstanding Class J warrants.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

10. INCOME TAXES

Temporary differences between the net operating losses for financial reporting and income tax purposes primarily relate to the use of the cash method of accounting and deferral of research and development and start-up expenses for tax purposes in prior years. Research and development and start-up expenses previously capitalized for tax purposes are being amortized over a five year period commencing July 1, 1996.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows at June 30:

                                                       2000            1999
                                                   ------------    ------------
Deferred tax assets:
  Start-up expenses, net                           $    601,000    $  1,197,000
  Research and development expenses                     815,000         719,000
  Net operating loss carryforwards                    9,743,000       6,001,000
  Stock based compensation                              240,000
  Research and development
  credit carryforwards                                  256,000           8,000
                                                   ------------    ------------
Gross deferred tax assets                            11,655,000       7,925,000
Valuation allowance for deferred tax assets          (3,337,000)     (7,925,000)
                                                   ------------    ------------
Total deferred tax assets                             8,318,000              --
Deferred tax liabilities-
intangible assets and other                          (8,318,000)             --
                                                   ------------    ------------
Net deferred tax assets                            $         --    $         --
                                                   ============    ============

The valuation allowance has decreased by $4,588,000 and increased by $1,594,000 during the years ended June 30, 2000 and 1999, respectively. The fiscal 2000 decrease is primarily due to the interaction of the combining companies tax positions related to the non-taxable acquisition of Horizon which created a deferred tax liability. To the extent that $0.4 million of this valuation allowance related to Horizon's tax attributes is reduced in future periods, the benefit will be recognized as a reduction to goodwill. In 1999, the increase was created principally by the operating losses and the deferral of research and development expenses for tax purposes.


The reconciliation of income tax attributable to operations computed at the U.S. federal statutory tax rates and the actual tax provision of zero results from the change in the valuation allowance. At June 30, 2000, the Company has net operating loss carryforwards for federal income tax purposes of approximately $25 million which will expire from 2009 through 2020, if not previously utilized. The Company also has research and development credit carryforwards of approximately $256,000 which will expire from 2009 through 2020, if not previously utilized. A portion of the net operating loss carryforward and the majority of the research and development credit carryforwards are subject to certain limitations of the Internal Revenue Code which restrict their annual utilization in future periods.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

11. EMPLOYEE AND DIRECTOR STOCK OPTION PLANS

At June 30, 2000, the Company has three stock based compensation plans which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. No compensation costs have been recognized for its fixed stock options grants where the fair market value of the underlying stock equaled the option price at the date of grant.

In June 1992, the Company implemented the Omnibus Incentive Plan (the "Incentive Plan"), and the Directors Stock Option Plan (the "Directors Plan"). The Company has reserved 1,825,000 shares of common stock for awards under the Incentive Plan. The number of shares reserved for award by the Directors Plan at June 30, 2000 is 350,000 shares of common stock.

The Incentive Plan authorizes the Company to grant various awards using common stock, and cash to officers, key employees and consultants of the Company. To date only incentive stock options have been issued under the plan with an average vesting period of the Company years. The term of the options granted under the Incentive Plan cannot exceed ten years and grants to stockholders who hold 10% or more of the Company stock cannot exceed five years from the date of grant. There are 84,285 options under the Incentive Plan available for grant at June 30, 2000.

The Directors Plan authorizes the Company to grant awards to certain eligible nonemployee directors of the Company using common stock. Under the plan formula each nonemployee director receives options to purchase shares of the Company common stock. The director's option vest ratably over their three year term. Each option granted under the Directors Plan will be granted at a price equal to the fair market value of the underlying stock on the date the options are granted with a term of ten years. There are 82,997 options under the Director Plan available for grant at June 30, 2000.

In addition, the Company has issued nonqualified options to certain directors, officers and consultants to the Company not covered by the Incentive or Directors Plans. In November 1999, the Company entered into a Directors Compensation Agreement, pursuant to which the Company's Chairman could elect to receive a restricted stock grant if the closing price of the Company's Class A common stock exceeded certain targets during the term of the agreement. During the quarter ended March 31, 2000, the target prices defined in the agreement were reached resulting in the recording of a non-cash stock-based compensation charge which was subject to adjustment for changes in the market value of the Class A common stock. Accordingly through March 31, 2000, the Company recognized a non-cash stock-based compensation charge of approximately $710,000, under the terms of the original agreement. Subsequent to March 31, 2000, the Company modified the terms of the Directors Compensation Agreement whereby the share substitution clause was deleted. The Chairman received two nonqualified stock options to acquire 1 million and 500,000 shares each of Class A Common Stock with a ten-year term which vest on December 1, 2001. The exercise prices are $6 and $24 per share, respectively. Based on the terms of the options granted, a non-cash charge of approximately $18 million will be amortized over the vesting period of the options. This resulted in $2.7 million non-cash charge being recorded for the year ended June 30, 2000. Accordingly, future non-cash charges will be recorded of approximately $2.7 million per quarter through December 2001. In addition, 150,000 options were granted to officers at a price equal to the fair market value of the underlying stock on the date of grant, with a term of ten years. The Company did not issue any nonqualified options in 1999. Finally, the board of directors accelerated the vesting of certain options issued to outside directors which resulted in recording a stock-based compensation charge of approximately $400,000 during the year ended June 30, 2000.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

A summary of the status of the stock option plans as of June 30, 2000 and 1999 and changes during the years ended is presented below:

                                                                                 WEIGHTED-AVG.
SHARES UNDER OPTION:           INCENTIVE PLAN   DIRECTORS PLAN   NONQUALIFIED   EXERCISE PRICE
--------------------           --------------   --------------   ------------   --------------
Outstanding at June 30, 1998        864,974           71,500          47,401      $     7.61
Granted                             266,600          167,880              --      $     3.52
Exercised                                 -               --          (7,264)     $     5.50
Lapsed or canceled                 (132,700)         (33,331)           (209)     $     6.49
                                 ----------       ----------      ----------      ----------
Outstanding at June 30, 1999        998,874          206,049          39,928      $     6.29
Granted at market value             718,321           60,227         650,000      $    16.47
Granted below market value                -               --       1,000,000      $     6.00
Exercised                          (419,257)         (36,000)             --      $     4.77
Lapsed or canceled                  (18,181)              --            (435)     $     5.18
                                 ----------       ----------      ----------      ----------
Outstanding at June 30, 2000      1,279,757          230,276       1,689,493      $    10.82
                                 ==========       ==========      ==========      ==========

Options exercisable:
June 30, 2000                       487,591          180,728          39,493      $     6.67
                                 ==========       ==========      ==========      ==========
June 30, 1999                       502,891          115,464          39,928      $     7.16
                                 ==========       ==========      ==========      ==========

The following table summarizes information about fixed stock options outstanding at June 30, 2000:

                                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                   -------------------------------------------------   -------------------------------
                      NUMBER        WEIGHTED-AVG.                          NUMBER
   RANGE OF       OUTSTANDING AT      REMAINING       WEIGHTED-AVG.    EXERCISABLE AT   WEIGHTED-AVG.
EXERCISE PRICES    JUNE 30, 2000   CONTRACTUAL LIFE   EXERCISE PRICE   JUNE 30, 2000    EXERCISE PRICE
---------------    -------------   ----------------   --------------   -------------    --------------
  $  1 to 6            640,951        8.5 Years          $ 3.93             311,975         $ 4.16
  $ 6 to 11          1,549,607           8.3             $ 6.62             380,869         $ 7.51
  $15 to 24             29,968           9.8             $32.98                  --             --
  $25 to 52            979,000           6.6             $21.30              14,968         $37.69
                    ----------                                           ----------
  $ 1 to 52          3,199,526           8.6             $10.82             707,812         $ 6.67
                    ==========                                           ==========

Had compensation costs for the Company's stock based compensation plans been determined consistent with FASB Statement No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                              2000             1999
                                                           ------------     -----------
Net loss applicable to common shareholders, as reported    $(17,842,011)    $(3,816,880)
                                                           ============     ===========
Net loss applicable to common shareholders, pro forma      $(18,719,290)    $(4,833,880)
                                                           ============     ===========
Basic and diluted net loss per share, as reported          $      (1.86)    $      (.89)
                                                           ============     ===========
Basic and diluted net loss per share, pro forma            $      (1.95)    $     (1.13)
                                                           ============     ===========

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

The weighted-average fair value of options granted during the years ended June 30, 2000 and 1999 was $9.33 and $2.27, respectively. The fair value of each incentive option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2000 and 1999: dividend yield of 0%; expected volatility of 125% (100% for fiscal 1999); risk free interest rate of 7%; and expected lives of 3 years.

12. STOCKHOLDERS' EQUITY

The Company completed an IPO on February 22, 1996 for the sale of 1,840,000 units at an initial public offering price of $5.00. Each unit consisted of one share of Class A common stock, one Class A warrant and one Class B warrant.

Common Stock - The Company's common stock consists of the following:

* Authorized 34,500,000 shares of Class A common stock, $.01 par value. The stockholders of Class A common stock are entitled to one vote for each share held.

* Authorized 2,000,000 shares of Class E-1 common stock, 2,000,000 shares of Class E-2 common stock and 1,500,000 shares of Class E-3 common stock (the "E Shares" ) with $.01 par value. The stockholders of E shares are entitled to one vote for each share held. Each E share will automatically convert into one share of Class A common stock in the event that the Company's income before provision of income taxes and extraordinary items or any charges which result from the conversion of the Class E common stock is equal to or exceeds a minimum value of approximately $13.5 million in fiscal 2000. Since the conversion provisions expired without being met as of June 30, 2000, the E shares will be redeemed on September 30, 2000 by the Company for $.0001 per share and will be canceled. (See Note 15)

Preferred Stock - The Company's preferred stock consists of the following:

Authorized 5,000,000 shares of preferred stock. In June 1997, the Board of Directors designated 250 shares as Series A Convertible Preferred Stock; $.01 par value. The Company entered into a private placement transaction which provided proceeds on the sale of 180 shares of Series A Preferred Stock totaling $1,800,000, less issuance costs of approximately $204,000, resulting in net proceeds of approximately $1,596,000 by the final closing date, July 25, 1997. In September 1997, the Board of Directors designated 300 shares as Series B Convertible Preferred Stock; $.01 par value. The Company entered into a private placement transaction which provided proceeds on the sale of 230 shares of
Series B Preferred Stock totaling $2,300,000, less issuance costs of approximately $236,000 resulting in net proceeds of approximately $2,064,000 by the final closing date, October 2, 1997. In January 1998, the Board of Directors designated 500 shares as Series C Convertible Preferred Stock; $.01 par value. The Company entered into a private placement transaction which provided proceeds on the sale of 375 shares of Series C Preferred Stock totaling $3,750,000, less issuance costs of approximately $220,000 resulting in net proceeds of approximately $3,530,000 by the final closing date, February 9, 1998. In October 1999, the Board of Directors designated 500 shares as Series F Convertible Preferred Stock; $.01 par value. The Company entered into a private placement transaction which provided proceeds on the sale of 408 shares of Series F Preferred Stock totaling $4,080,000, less issuance costs of approximately
$180,000 resulting in net proceeds of approximately $3,900,000 by the final closing date, November 2, 1999.

The Series A, Series B, Series C and the Series F Convertible Preferred Stock has a stated value and liquidation preference of $10,000 per share, plus an 7%-8% per annum premium. The holders of the Series A, Series B, Series C and Series F Convertible Preferred Stock are not entitled to vote or to receive dividends. Each share of Series A, Series B, Series C and Series F Convertible Preferred Stock is convertible into Class A common stock at the option of the holder based on its stated value at the conversion date divided by a conversion price. During fiscal 2000, the Company issued 1,066,970 shares of Class A common stock upon the conversion of the remaining 122 shares of Series A, Series B and Series C and 255 shares of Series F Preferred Stock. Approximately 1,614,000 shares of Class A common stock were issued upon the conversion of 12 shares of Series A Preferred Stock, 125 shares of Series B Preferred Stock and 277 shares of Series C Preferred Stock during fiscal 1999. The conversion price is defined as the lesser of $5.625, $7.2375, $6.675 and $5.00 for the Series A, Series B,

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

Series C and Series F Convertible Preferred Stock, respectively, or 85% (80% Series F) of the average closing bid price of the Company's Class A common stock for the five days preceding the conversion date. The discount provision in each of the Series A, Series B and Series C Preferred Stock was recognized as an imputed dividend prior to June 30, 1998. The discount provision in the Series F Preferred Stock was recognized as an imputed dividend for the year ending June 30, 2000, in the amount of $2,094,662, increasing net loss applicable to common shareholders from the date of issuance to the first date that conversion can occur.

Designations, rights, and preferences related to the remaining preferred shares may be determined by the Board of Directors. The terms of any series of preferred stock may include priority claims to assets and dividends and voting or other rights.

WARRANTS

Each Class A warrant entitles the holder to purchase one share of Class A common stock and one Class B warrant at an exercise price of $6.50 until February 2001. Each Class B warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $8.75 until February 2001. The warrants are redeemable by the Company on 30 day's written notice at a redemption price of $.05 per warrant if the closing price of the Class A common stock for any 30 consecutive trading days ending within 15 days of the notice averages in excess of $9.10 per share for Class A warrants and $12.25 per share for Class B warrants. On January 11, 2000, the Company called all of its outstanding Class A warrants for redemption on February 10, 2000. On May 15, 2000, the Company called all of its outstanding Class B warrants for redemption on June 13, 2000. As of June 30, 2000, substantially all of the outstanding Class A warrants and Class B warrants were exercised for net proceeds of approximately $56 million and resulted in the issuance of approximately 7.5 million shares of Class A common stock. Unexercised Class A and Class B warrants were redeemed at price of $.05 per warrant on the redemption date.

Class C, Class E, Class G and Class K warrants were issued in connection with the private placements of Series A, Series B, Series C and Series F Convertible Preferred Stock. A total of 320,000 Class C, 317,788 Class E, 365,169 Class G and 489,600 Class K warrants were granted to the preferred stockholders which entitle the holder to purchase one share of Class A common stock at an exercise price of $5.63, $7.24, $6.68 and $5.00, respectively, expiring from July 2000 to November 2002. Each of the investors in the Series F Convertible Preferred Stock previously invested in the Company's Series A, B and C Preferred Stock. In order to induce them to invest in the Series F Convertible Preferred Stock, the Company agreed to reduce the applicable exercise prices by twenty percent and extend the expiration dates by three years for all outstanding Class C, E and G warrants issued in connection with the sale of such Series A, B and C Preferred Stock. A total of 64,000 Class D, 47,668 Class F, 58,427 Class H and 125,000 Class L warrants were granted to the placement agent for each private placement which entitles the holder to purchase one share of Class A common stock at an exercise price of $5.63, $7.24, $6.68 and $5.00 respectively, expiring from July 2002 until November 2004. The Company registered the resale of the Class A common stock underlying the Series A, Series B, Series C and Series F Preferred Stock and the associated warrants on individual Form S-3's which are all effective. During fiscal 2000, approximately 1.6 million private placement warrants were exercised resulting in the issuance of approximately 1.3 million shares of Class A common stock.

On November 5, 1999 Robert Ripp entered into an agreement to purchase 62,500 shares of LightPath Class A Common Stock for $4.00 per share in connection with his election to serve as Chairman of the Board of Directors. Mr. Ripp also received warrants to purchase up to 281,250 shares of Class A Common Stock at $6.00 per share at any time through November 10, 2009. These shares were registered on a Form S-3 that became effective on January 18, 2000. In connection with the IPO, the underwriter received a Unit Purchase Option to acquire up to 160,000 IPO Units at an exercise price of $6.75 per unit. Each IPO unit consists of one Class A common share, one Class A warrant to acquire a share of Class A common stock and a Class B warrant, and one Class B warrant. The Unit Purchase Options are exercisable until February 2001, and as of June 30, 2000 only 2,145 Units, which can be exercised for 8,580 shares of Class A common stock remain outstanding.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

The following table provides information on preferred stock and warrants during fiscal 1999 and 1998.

                                                                WARRANTS
                             PREFERRED     -----------------------------------------------------
                           STOCK - SERIES                    CLASS         CLASS
                               A, B, C        CLASS         C, E, G,      D, F, H
SHARES OUTSTANDING               & F          A & B          I & K         J & L         Other
------------------             ------      -----------     ---------     ----------     --------
June 30, 1998                     536        4,519,000       914,068        123,345
  Conversions                    (414)              --            --             --
                               ------      -----------     ---------     ----------     --------
June 30, 1999                     122        4,519,000       914,068        123,345           --
  Issuance of securities          408        2,950,469       916,950        275,000      281,250
  Conversions and
  exercises - equity             (377)      (7,469,469)   (1,392,371)      (201,345)          --
  Conversions -  debt                               --      (427,350)      (150,000)          --
                               ------      -----------     ---------     ----------     --------
June 30, 2000                     153               --        11,297         47,000      281,250
                               ======      ===========     =========     ==========     ========

13. NET LOSS PER SHARE

Basic net loss per common share is computed based upon the weighted average number of common shares outstanding during each period presented. The computation of Diluted net loss per common share does not differ from the basic computation because potentially issuable securities would be anti-dilutive. The following outstanding securities were not included in the computation of diluted earnings per share at June 30, 2000: Class A common stock options 3,199,526, private placement and other warrants to acquire 348,127 shares of Class A common stock and 370,260 Class A shares issuable upon the conversion of convertible preferred stock (minimum of 320,143 shares based on the fixed conversion price at closing). A premium ranging from 7 to 8 percent earned by the preferred shareholders of $137,281 and $224,651 increased the net loss applicable to common shareholders for the years ended June 30, 2000 and 1999, respectively. In addition, net loss applicable to common shareholders was increased by an imputed dividend in the amount of $2,094,662 during the year ended June 30, 2000. The imputed dividend resulted from a beneficial conversion feature associated with the Series F Preferred Stock issued on November 2, 1999.

                                                  LOSS             SHARES       PER SHARE
YEAR ENDED JUNE 30,                            (NUMERATOR)      (DENOMINATOR)     AMOUNT
-------------------                            ------------     -------------     ------
2000
Net loss                                       $(15,610,067)
Less: Preferred Stock Premium                      (137,281)
Imputed dividend on Series F
Preferred Stock                                  (2,094,662)
                                               ------------
BASIC AND DILUTED EPS
Net loss applicable to common shareholders     $(17,842,010)      9,586,817       $ (1.86)
                                               ============      ==========       =======
1999
Net loss                                        $(3,134,018)
Less: Preferred Stock Premium                      (224,651)
                                               ------------
BASIC AND DILUTED EPS
Net loss applicable to common shareholders      $(3,358,669)      4,271,313       $  (.79)
                                               ============      ==========       =======

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

14. PENSION PLAN

The Company implemented a defined contribution plan on January 1, 1997 covering substantially all employees. Annual discretionary contributions, if any, are made by the Company to match a portion of the funds employees contribute, however, there were no Company contributions during the fiscal years ended June 30, 2000 and 1999.

15. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office equipment and office space. At June 30, 2000, the Company has entered into five lease agreements for manufacturing and office facilities in Albuquerque, New Mexico, Walnut, California and Warren, New Jersey. These leases, which are generally for five year terms with renewal options, expire beginning in April 2001 through May 2005. Equipment rental agreements are generally for three year terms. Equipment and office rent expense recognized for the years ended June 30, 2000 and 1999 was approximately $285,000 and $143,000, respectively. Commitments under noncancelable operating leases are approximately $582,000 for 2001; $491,000 for 2002; $501,000 for 2003; $341,000
for 2004 and $323,000 for 2005.

The Company has employment agreements, which expire in April 2001 and March 2002, with two officers which provide for a combined payment of salaries of $390,000 annually. The Company has outstanding purchase commitments for approximately $1 million at June 30, 2000, for manufacturing collimators, lens finishing and advertising. In addition, the Company has outstanding commitments to purchase approximately $1.7 million for manufacturing, research and development and computer equipment at June 30, 2000. The total capital budget for fiscal 2001 is approximately $5 million.

On May 2, 2000, the Company commenced a class action lawsuit in the Chancery Court of Delaware, New Castle County. The action seeks a declaratory judgment with respect to the Company's right to redeem the Class E Common Stock on September 30, 2000 for $.0001 per share, the right of the holders of Class E Common Stock to vote at the Annual Meeting to be held on October 6, 2000, and for certification of the holders of Class E Common Stock as a class and the named defendants as its representatives. The named defendants are Donald E. Lawson, President, Chief Executive Officer and a Director of the Company, who owns an aggregate of 25,000 shares of Class E Common Stock, Louis G. Leeburg, a Director of the Company, who owns an aggregate of 7,272 shares of Class E Common Stock, and William Leeburg, who owns or controls an aggregate of 21,816 shares of Class E Common Stock.

On or about June 9, 2000, a small group of holders of Class E Common Stock commenced an action in a state court in Texas (the "Texas Action"). In essence, the Texas Action makes various allegations regarding the circumstances surrounding the issuance of the Class E Common Stock and seeks damages based upon those allegations. The Company believes the allegations underlying the Texas Action have no basis in fact and that this lawsuit is without merit. The Company has retained counsel and intends to vigorously defend against these claims.

The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company's financial position or results of operations.

16. RELATED PARTY TRANSACTIONS

Sales to Lucent Technologies, Inc., which owns approximately 3% of the outstanding Class A common stock of the Company, for the year ended June 30, 2000 were approximately $930,000. During the fiscal years ended June 30, 2000 and 1999, current directors (or their firms) of the Company, provided legal and consulting services to the Company for which they billed the Company approximately $425,000 and $127,000, respectively.

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

17. SEGMENT INFORMATION

Optoelectronics and Fiber Telecommunications (optoelectronics), which represents 66% of total revenues of the Company, and Traditional Optics, which represents 34% of total revenues, are the Company's reportable segments under SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (SFAS 131). The optoelectronics segment is based primarily on the development and sale of fiber collimators, isolators, fiber-optic switches and other related passive component products for the optoelectronics segment of the telecommunications industry while the traditional optics segment provides for the development and sale of GRADIUM glass in the form of lenses, blanks and development fees for the general optics markets. During fiscal 2000 approximately $1,300,000 in sales were derived from one isolator and one collimator customer and approximately $227,000 of lens sales were derived from two YAG laser customers. During fiscal 1999 approximately $78,000 in sales were derived from one wafer chip inspection customer and approximately $72,000 of lens sales were derived from one YAG laser customer.

Summarized financial information concerning the Company's reportable segments for the respective years ended June 30, is shown in the following table. During fiscal 1999, the Company changed its primary marketing objectives from primarily traditional optics products to the development and marketing of passive components for the optoelectronics segment of the telecommunications industry and laser based products in the general optics product arena.

                                   OPTO-       TRADITIONAL      CORPORATE
SEGMENT INFORMATION             ELECTRONICS      OPTICS        AND OTHER(1)       TOTAL
-------------------             -----------    -----------     ------------    ------------
Revenues (2)
     2000                       $ 1,497,911        768,353               --    $  2,266,264
     1999                       $    57,029      1,029,097               --    $  1,086,126

Segment operating loss (3)
     2000                       $(7,540,317)      (365,316)      (8,292,289)   $(16,197,922)
     1999                       $(1,172,653)      (211,218)      (1,472,975)   $ (2,856,846)

Depreciation and amortization
     2000                       $ 2,468,543        558,205           63,574    $  3,090,322
     1999                       $    72,337        224,445           78,576    $    375,358

Capital Expenditures for
  segment assets
     2000                       $ 2,768,108      2,255,552          124,778    $  5,148,438
     1999                       $   389,709         47,514               --    $    437,223

Total Assets
     2000                       $38,225,268      3,325,638       59,161,849    $100,712,755
     1999                       $   410,473      1,755,326          600,831    $  2,766,630

                                                                  OTHER
                                  UNITED                         FOREIGN
GEOGRAPHIC INFORMATION            STATES        GERMANY         COUNTRIES         TOTAL
-------------------             -----------    -----------     ------------    ------------
Revenues(4)
     2000                       $ 1,749,974        247,604          268,686    $  2,266,264
     1999                       $   678,746        168,205          239,175    $  1,086,126

                          LIGHTPATH TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       JUNE 30, 2000 AND 1999 (CONTINUED)

----------
(1) Corporate functions include certain members of executive management, the corporate accounting and finance function and other typical administrative functions which are not allocated to segments. Corporate assets include cash and cash equivalents, advances, prepaid expenses and unallocated property and equipment.
(2) There were no inter-segment sales during the years ended June 30, 2000 or 1999.
(3) In addition to unallocated corporate functions, management does not allocate interest expense, interest income, other non-operating income and expense amounts in the determination of the operating performance of the reportable segments
(4) Revenues attributed to foreign countries are export sales, and are based on the destination of the shipment. The Company has no long lived assets in a foreign country.

18. SUBSEQUENT EVENT (UNAUDITED)

On August 9, 2000, the Company entered into a definitive agreement to acquire Geltech Inc. ("Geltech"), a Delaware corporation, for an aggregate purchase price of approximately $27.5 million. Geltech is a manufacturer of precision molded aspherical optics used in the active telecommunication components markets. On the closing date, LightPath will acquire all of the outstanding shares of Geltech in exchange for approximately 823,000 shares of Class A common stock, subject to closing adjustments. The transaction will be accounted for using the purchase method of accounting and may result in a significant amount of goodwill which will be amortized over the expected period of benefit. In addition, any in-process research and development acquired will be expensed at the time of the acquisition as required by generally accepted accounting principles.

On June 30, 2000, Geltech had approximately $5 million of total assets and $1.5 million in long-term debt (unaudited). For the six months ended June 30, 2000, Geltech had total revenue of approximately $5 million and net income of approximately $230,000 (unaudited).

No dealer, sales person or other person has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or any underwriter. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the company since such date.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information..........................................................2
Prospectus Summary.............................................................4
The Company....................................................................4
The Offering...................................................................6
Risk Factors...................................................................8
Use of Proceeds...............................................................25
Determination of Offering Price...............................................25
Plan of Distribution..........................................................25
Description of Options........................................................26
Interest of Named Experts and Counsel.........................................27
Information with respect to the Registrant:
- Description of the Business.................................................28
- Price Range of Common Stock.................................................51
- Selected Historical Consolidated Financial Data.............................51
- Supplementary Quarterly Consolidated Financial Data (Unaudited).............52
- Management's Discussion and Analysis of Financial Condition and
  Results of Operations.......................................................53
Indemnification...............................................................66
The Commission Position on Indemnification for Securities Act Violations......66
Legal Matters.................................................................66
Experts.......................................................................66
Index to Financial Statements................................................F-1




                                 40,250 OPTIONS
                   TO PURCHASE SHARES OF CLASS A COMMON STOCK


                          LIGHTPATH TECHNOLOGIES, INC.



                            -------------------------
                                   PROSPECTUS
                                JANUARY __, 2002
                            -------------------------

                               PART II TO FORM S-2

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     It is estimated that the following expenses will be incurred in connection with the proposed offering hereunder. All of such expenses will be borne by
LightPath:

                                                                        Amount
                                                                        ------
SEC Registration Fee...............................................  $    128.80
Legal fees and expenses............................................  $ 40,000.00
Accounting fees and expenses.......................................  $ 15,000.00
Printing expenses(1)...............................................  $  2,000.00
                                                                     -----------
Total..............................................................  $ 57,128.80
                                                                     ===========

(1)  Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Article TENTH of LightPath's Certificate of Incorporation, as amended, provides that, with certain exceptions, no director of the Company will face personal liability to the corporation or its shareholders for breach of fiduciary duty. Exceptions to this indemnification provision include breaches of a director's duty of loyalty, acts or omissions involving bad faith, intentional misconduct or knowing violations of the law, transactions yielding improper personal benefits to any director, and Section 174 of the Delaware General Corporation Law.


     Article VII of the Company's Bylaws provides, in summary, that the Company is required to indemnify to the fullest extent permitted by applicable law, any person made or threatened to be made a party or involved in a lawsuit, action or proceeding by reason that such person is or was an officer, director, employee or agent of the Company. Indemnification is against all liability and loss suffered and expenses reasonably incurred. Unless required by law, no such indemnification is required by the Company of any person initiating such suit, action or proceeding without board authorization. Expenses are payable in advance if the indemnified party agrees to repay the amount if he is ultimately found to not be entitled to indemnification.

ITEM 16. EXHIBITS.


Exhibit
 Number             Description
 ------             -----------
  4.1      Form of Option                                                  *

  4.2      Certificate of Designations of Series F Preferred Stock         1

  5        Opinion of Squire, Sanders & Dempsey L.L.P. of legality
           of securities to be offered                                     *

 10.4      Directors Compensation Agreement with Amendment for
           Robert Ripp                                                     2

 10.6      Omnibus Incentive Plan                                          3

 10.7      Directors Stock Option Plan                                     4

 10.8      Amended Omnibus Incentive Plan                                  2

 10.9      Merger Agreement dated April 14, 2000 between Registrant
           and Horizon Photonics, Inc.                                     5

 10.10     Merger Agreement dated August, 2000 between Registrant
           and Geltech, Inc.                                               6

 23.1      Consent of KPMG LLP                                             *

 23.2      Consent of Ernst & Young LLP                                    *

 23.3      Consent of Squire, Sanders & Dempsey L.L.P. (included
           in its opinion filed as exhibit 5)                             See
                                                                        Exh. 5

 24        Powers of Attorney (included on the signature page on          See
           page II-4)                                                  Page II-4

 99.1      Stipulation of Settlement                                       *

 99.2      Supplemental Notice of Class Action, Class Action
           Determination and Approval of Class Action Settlement           *

 99.3      Order and Final Judgment                                        *


----------
1. This exhibit was filed as an exhibit to Our Registration Statement on Form S-3 (File No: 333-94303) dated January 10, 2000 and is incorporated herein by reference thereto.
2. This exhibit was filed as an exhibit to Our Registration Statement on Form S-8 (File No: 333-50976) dated November 30, 2000 and is incorporated herein by reference thereto.
3. This exhibit was filed as an exhibit to Our Registration Statement on Form S-8 (File No: 333-23515 and 333-23511, respectively) dated March 18, 1997 and is incorporated herein by reference thereto.
4. This exhibit was filed as an exhibit to Our Registration Statement on Form S-8 (File No: 333-50974) dated November 30, 2000 and is incorporated herein by reference thereto.
5. This exhibit was filed as an exhibit to Our Registration Statement on Form S-3 (File No: 333-37622) dated June 12, 2000 and is incorporated herein by reference thereto.
6. This exhibit was filed as an exhibit to Our Registration Statement on Form S-3 (File No: 333-47992) dated October 20, 2000 and is incorporated herein by reference thereto.
*    Filed herewith.

ITEM 17. UNDERTAKINGS

     A.   The undersigned Registrant hereby undertakes to:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) include any additional or changed material information on the plan of distribution;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Albuquerque, State of New Mexico, on January 23, 2002.


                                       LIGHTPATH TECHNOLOGIES, INC.,
                                       a Delaware corporation

                                       /s/ Donna Bogue
                                       -----------------------------------------
                                       By: Donna Bogue,
                                           Chief Financial Officer and Treasurer

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned, constitutes and appoints each of Robert Ripp and Donna R. Bogue, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre and post-effective amendments (including all subsequent registration statements and amendments thereto filed pursuant to Rule 462(b)) to this Form S-2 Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting such attorney-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in person, hereby ratifying and confirming all that such attorney-in-fact and agents may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.


       Signature                         Title                               Date
       ---------                         -----                               ----

/s/ Robert Ripp               Chairman of the Board and Interim CEO     January 23, 2002
-------------------------     (Interim Principal Executive Officer)
Robert Ripp

/s/ Donna R. Bogue            CFO and Treasurer (Principal              January 23, 2002
-------------------------     Financial and Accounting Officer)
Donna R. Bogue

     *                        Director                                  January 23, 2002
-------------------------
James L. Adler, Jr.

     *                        Director                                  January 23, 2002
-------------------------
Louis Leeburg

     *                        Director                                  January 23, 2002
-------------------------
Robert Bruggeworth

     *                        Director                                  January 23, 2002
-------------------------
Dr. Steve Brueck

     *                        Director                                  January 23, 2002
-------------------------
Gary Silverman

*    By /s/ Robert Ripp                                                 January 23, 2002
        -----------------
        Robert Ripp